06036818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RE. 5-1-06

RECEIVED MAY 17 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 185

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-14522

PROCESSED MAY 24 2006 THOMSON FINANCIAL

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 16, 2006

By: ____________________
Name: Alexander V. Izosimov
Title: Chief Executive Officer and General Director

Attached is a copy of the 2005 Annual Report of Open Joint Stock Company "Vimpel-Communications" (the "Company"). The Company posted the attached 2005 Annual Report on its website on May 16, 2006 and intends to distribute it to the Company's shareholders on approximately June 12, 2006.

Celebrating our 10th year on NYSE

2005
VimpelCom
Annual Report
Годовой отчет
ВымпелКом



VimpelCom Annual Report Годовой отчет ВымпелКом 2005

Beeline

Contents
Содержание



1996 The Russian flag flying on Wall Street, with VimpelCom and New York Stock Exchange executives celebrating the first listing of a Russian company (November 15, 1996).

Российский флаг на Уолл-стрит. Руководители ВымпелКома и Нью-Йоркской фондовой биржи празднуют приход на биржу первой российской компании (15 ноября 1996 г.).



607,706
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Company Profile

Информация о Компании

VimpelCom is a leading international provider of wireless telecommunications services in the Commonwealth of Independent States ("CIS") including Russia and Kazakhstan, with newly acquired operations in Ukraine (November 2005), Tajikistan (December 2005) and Uzbekistan (January 2006). The VimpelCom Group's license portfolio currently covers approximately 232 million people. Geographically it covers 78 regions in Russia (representing 94% of Russia's population), as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. At the end of 2005 VimpelCom served approximately 45.4 million subscribers, including 43.1 million in Russia and 2.1 million in Kazakhstan.

In 1996, VimpelCom became the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

Consumers throughout Russia and the CIS are familiar with VimpelCom's "Beeline" brand, which is one of the most recognized brand names in Russia. In 2005, Interbrand Group/BusinessWeek ranked Beeline as the #1 Russian brand.

Since its founding in 1992, VimpelCom has been a pioneer in wireless telecommunications in Russia. The Company was the first wireless operator to access the mass market with its innovative "phone in a box" offering. From the outset, VimpelCom has been at the forefront of cutting edge technology and was the first Russian company to introduce commercial EDGE (Enhanced Data Rates for Global Evolution) providing data speeds of up to 200 kbit/sec, GPRS (General Packet Radio Services) and MMS (Multimedia Messaging Services) technologies.

VimpelCom continues to maintain its leading position in providing roaming services. For its traveling customers and foreign visitors in 2005, VimpelCom had live roaming agreements with 508 GSM operators in 188 countries and supported GPRS roaming in 87 countries. VimpelCom was one of the first operators in the world to introduce on-line prepaid roaming and the Company currently provides this service to its subscribers in 48 countries, including most European countries, as well as other countries frequently visited by Russian tourists and businessmen, such as Kazakhstan, Israel, Turkey, Egypt and Thailand.

Since its listing on the NYSE, VimpelCom has been a leader in transparency and corporate governance in Russia. The Company takes great pride in being recognized as such by numerous independent institutions and organizations.

For more information on VimpelCom and a description of its corporate governance standards, please visit our website at: www.vimpelcom.com.



...ОНИРОВАНИЕ И ОФОРМЛЕНИЕ АВИАБИЛЕ...
...ERVATIONS AND TICKETS
Проход для
...thing to declare.

1997 **Sheremetyevo Airport makes a "revolutionary" change by adding a fast-track "green corridor" to reduce waiting time at customs.**

Photo: Sheremetyevo 2 – the "green corridor" (November 27, 1997)

«Революционные» перемены в аэропорту «Шереметьево-2»: открыт «зеленый коридор», значительно ускоряющий прохождение таможенного досмотра.

На снимке: «Шереметьево-2» – «зеленый коридор» (27 ноября 1997 г.)



607,708
916,186
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Financial Highlights

(In thousands of US dollars, except per share (ADS) amounts)

Operating Results

(US GAAP)	2005	2004	2003
Operating Results			
Total operating revenues	$ 3,211,118	$ 2,113,002	$ 1,329,653
Operating income	978,032	674,166	416,397
% total operating revenues	30.5%	31.9%	31.3%
Net income	615,131	350,396	228,809
% total operating revenues	19.2%	16.6%	17.2%
Net income per common share	$ 12.05	$ 8.50	$ 5.98
Net income per ADS equivalent (1)	$ 3.01	$ 2.13	$ 1.50

Consolidated Balance Sheet Data

	2005	2004	2003
Cash, cash equivalents and short-term investments	$ 363,646	$ 305,857	$ 157,611
Working capital (deficit)	(457,927)	(127,903)	(167,409)
Property and equipment, net	3,211,112	2,314,405	1,439,758
Intangible assets, net (incl. goodwill)	1,500,799	1,338,305	163,186
Total assets	6,307,036	4,780,241	2,281,448
Total debt including current portion	1,998,166	1,581,138	606,991
Total liabilities including minority interest	3,566,487	2,623,108	1,293,797
Total shareholders' equity	$ 2,740,549	$ 2,157,133	$ 987,651

Statistics

	2005	2004	2003
End of period subscribers			
Russia	43,096,700	25,724,600	11,436,900
Kazakhstan	2,050,300	858,700	n/a
Ukraine	256,800	n/a	n/a
Tajikistan	26,500	n/a	n/a
Total subscribers	45,430,300	26,583,300	11,436,900
Employees (2)	13,900	10,900	7,600
Market share (3)			
Russia	34%	35%	31%
Kazakhstan	37%	32%	n/a
Ukraine	1%	n/a	n/a
Tajikistan	10%	n/a	n/a

1. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share.
2. VimpelCom and its principal subsidiaries and acquisitions including employees in Kazakhstan, Ukraine and Tajikistan.
3. Source: Company's estimates and independent sources.

Основные финансовые показатели

(В тысячах долларов США, кроме сумм на акцию (АДА))

Результаты операционной деятельности

ГААП (США)	2005	2004	2003
Общий операционный доход	$ 3 211 118	$ 2 113 002	$ 1 329 653
Операционная прибыль	978 032	674 166	416 397
% с общего операционного дохода	30,5%	31,9%	31,3%
Чистая прибыль	615 131	350 396	228 809
% с общего операционного дохода	19,2%	16,6%	17,2%
Чистая прибыль на обыкновенную акцию	$ 12,05	$ 8,50	$ 5,98
Чистая прибыль на эквивалент АДА (1)	$ 3,01	$ 2,13	$ 1,50

Данные консолидированного баланса

	2005	2004	2003
Денежные средства, их эквиваленты и краткосрочные финансовые вложения	$ 363 646	$ 305 857	$ 157 611
Оборотные средства (дефицит)	(457 927)	(127 903)	(167 409)
Основные средства, нетто	3 211 112	2 314 405	1 439 758
Нематериальные активы, нетто (вкл. гудвилл)	1 500 799	1 338 305	163 186
Общая сумма активов	6 307 036	4 780 241	2 281 448
Общая задолженность, включая задолженность за текущий период	1 998 166	1 581 138	606 991
Общая сумма обязательств, включая долю меньшинства	3 566 487	2 623 108	1 293 797
Собственный капитал	$ 2 740 549	$ 2 157 133	$ 987 651

Статистические данные

	2005	2004	2003
Количество абонентов в конце года			
Россия	43 096 700	25 724 600	11 436 900
Казахстан	2 050 300	858 700	–
Украина	256 800	–	–
Таджикистан	26 500	–	–
Итого абонентов	45 430 300	26 583 300	11 436 900
Количество сотрудников (2)	13 900	10 900	7 600
Доля рынка (3)			
Россия	34%	35%	31%
Казахстан	37%	32%	–
Украина	1%	–	–
Таджикистан	10%	–	–

1. 22 ноября 2004 года Компания изменила коэффициент АДА, обращающихся на Нью-Йоркской фондовой бирже, с четырех АДА на три обыкновенные акции на четыре АДА на одну обыкновенную акцию.
2. ВымпелКом и его основные дочерние предприятия, а также приобретенные компании, включая Казахстан, Украину и Таджикистан.
3. Источник: оценки Компании и данные независимых источников.



1998

The financial crisis of August 1998 took most people completely by surprise.

Photo: Customers of Inkombank transferring their savings to Sberbank (Moscow, October 10, 1998)

Финансовый кризис, произошедший в августе, оказался для большинства населения полной неожиданностью.

На снимке: Вкладчики Инкомбанка переводят свои сбережения в Сбербанк (Москва, 10 октября 1998 г.)



607,708
916,186
332,387
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



Letter to Shareholders

Dear Shareholders:

2005 was another year of great achievements for VimpelCom. VimpelCom ended 2005 with revenue exceeding $3 billion, approximately 45.4 million customers, 13.9 thousand employees and a market capitalization of approximately $9 billion. The Company successfully continued to develop its established operations in Russia and Kazakhstan and entered new markets in the CIS: Ukraine in November 2005, Tajikistan in December 2005 and, at the beginning of 2006, Uzbekistan. VimpelCom has become a major Russian-based international company operating in five countries and is poised for continued rapid growth as it develops its footprint throughout the CIS.

2005 Financial Highlights

From a financial perspective, we'd like to highlight the following accomplishments in 2005:

- VimpelCom reported total operating revenues of $3,211.1 million, a 52.0% increase from 2004.
- Value added services (VAS) generated approximately $456.0 million, a 65.1% increase from 2004. We note it as a positive development that our VAS revenues were growing faster than total operating revenues.
- Operating income before depreciation and amortization (OIBDA)* was approximately $1,571.3 million, a 53.0% increase from 2004.
- OIBDA margin reached 48.9%, compared to 48.6% reported for 2004.
- Net income reached approximately $615.1 million, a 75.6% increase from 2004.
- VimpelCom generated approximately $1,298.2 million in operating cash flows, a 61.2% increase from 2004.
- As of December 31, 2005, VimpelCom's balance sheet was strong, with the debt-to-equity ratio at 0.7.

We note with satisfaction that our OIBDA, net income and net cash from operating activities grew faster in 2005 than our total operating revenues. We believe this to be the result of our continuing focus on strict cost control and our effective utilization of economies of scale.

* Reconciliation of the VimpelCom OIBDA and OIBDA margin to its most directly comparable U.S. GAAP financial measurements is presented in the section "Selected Consolidated Financial Data".

Письмо к акционерам

Уважаемые акционеры:

[illegible]

Основные финансовые показатели 2005 года

[illegible]

[illegible] "Selected Consolidated Financial Data".

Executing Our Strategy

VimpelCom currently operates in Russia, three countries of Central Asia – Kazakhstan, Tajikistan and Uzbekistan – and Ukraine. VimpelCom's strategy reflects the difference in phases in the development of mobile communications in these countries. Russia, with its almost 90% SIM card penetration, can be considered a mature market except for a number of less developed regions. Tajikistan and Uzbekistan are at an early phase of development of mobile communications with only 3-4% penetration rates. Kazakhstan is significantly more advanced with almost 40% penetration, and Ukraine has crossed the 60% penetration level.

Accordingly, in 2005, we started to gradually shift our strategy in Russia from subscriber growth to revenue growth by focusing on increasing subscriber loyalty and stimulating greater usage of voice and non-voice services by our subscribers. To support this strategy, we introduced a sophisticated data mining system and customer relationship management (CRM) tools, and launched a re-branding program which made our "Beeline" brand more vivid and attractive to our customers. The success of these efforts can be seen by the fact that according to independent research our revenue market share increased in 2005 by approximately 2 percentage points while our SIM card market share virtually remained flat.

Unlike in Russia, our strategy in the other countries of the CIS where we operate continues to focus on subscriber growth. We believe we are well positioned to maximize subscriber growth in these countries by utilizing the experience we have gained in Russia over the past five years, when we witnessed similar phases of mobile market development.

Moving Forward in Key Markets

Ukraine represents a special case among all the countries of the CIS. Due to the size of its population, economy and growth potential, Ukraine currently constitutes approximately half of the CIS telecommunications market outside of Russia. Ukraine is therefore a very attractive market for us and we believe that similarities in the language, culture, history and economic

[illegible]

Реализация нашей стратегии

[illegible]

[illegible]

[illegible]

[illegible]

conditions between Russia and Ukraine should contribute to VimpelCom's success in this market.

VimpelCom entered the Ukrainian market through its acquisition of CJSC "Ukrainian Radio Systems" ("URS"), a start-up GSM operator. Management believes that the acquisition of URS was an important strategic development that allowed the Company to create a foothold in a significant market.

Discussions around VimpelCom's entry into Ukraine strained relations between Telenor and Alfa Group, our two largest shareholders. This conflict resulted in litigation by Telenor against VimpelCom and has, at times, had a negative impact on the ability of our Board of Directors to reach consensus on important matters. We hope that both sides will be able to settle their differences in the near future and will work constructively for the interests of all VimpelCom shareholders.

Investing in Our Development

In 2005, VimpelCom made capital investments in network development, infrastructure and support systems in the amount of approximately $1,635.3 million. In addition, we spent approximately $314.5 million in acquisitions. To help finance these activities and, partially, to refinance debt, during 2005 VimpelCom placed bonds in the international markets totaling $300 million. The Company has also signed several credit agreements with banks, including two syndicated loans in the amount of $675 million. At the same time, approximately 80% of the financing of organic growth was covered by VimpelCom's own operating cash and our Company maintains a strong balance sheet with the debt to equity ratio at 0.7 and debt to OIBDA ratio at 1.3 at the end of 2005.

Delivering Returns to Shareholders

VimpelCom's ADS price increased in 2005 by approximately 27%, from $34.8 at the end of 2004 to $44.2 at the end of 2005.

[illegible]

Продвижение на ключевых рынках

[illegible]

[illegible]

[illegible]

Инвестиции в наше развитие

[illegible]



1999

Russia is producing 304.8 million tons of oil and becoming a major oil supplier to the world.

Photo: Kalchinskoye oil deposit (Tyumen region, June 9, 1999)

В России добыто 304.8 млн. тонн нефти: страна становится одним из крупнейших мировых производителей нефти.

На снимке: Калчинское нефтяное месторождение (Тюменская область, 9 июня 1999 г.)



607,706
916,186
332,387
1,677,405
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Recognized Leadership

Last year, as in years past, VimpelCom and its senior managers were recognized as being among the best in Russia in various nominations by well-respected and independent international and Russian institutions. We are particularly proud of being named the "Best Telecoms Company in Russia" by Global Finance Magazine, the most valuable brand in Russia by Interbrand Group/Business Week and Best Investor Relations (IR Magazine).

We are pleased to report that management successfully fulfilled its plans and achieved its goals for 2005. While our plans for 2006 are even more ambitious, we believe that our Company is well positioned to achieve the goals we have set for the coming year, which will further strengthen our image and reputation as a premier Russian and international wireless telecommunications company.

David Haines
Chairman of the Board

Alexander Izosimov
Chief Executive Officer

[illegible]

Доходы акционеров

[illegible]

Признанное лидерство

[illegible]

[illegible]

Дэвид Хэйнс
Председатель Совета директоров

Александр Изосимов
Генеральный директор

Growing Confidence and Strength: the Russian Economy

In 2005, approximately 95% of VimpelCom's operating revenue came from Russia. We believe that Russia will remain the largest revenue generator for VimpelCom for the foreseeable future. As such, the continued growth of the Russian economy is important for the wellbeing of our Company. We expect that in the long term, the combination of a well educated populace and Russia's vast natural resources will strengthen Russia's economic status. In the short-to-medium term, Russia's economic growth will come predominantly from its position as one of the world's leading energy suppliers.

Growing demand for oil and gas coupled with instability in the Middle East and other oil producing regions continued the sharp increase in oil prices in 2005. As a major supplier of oil and gas, the Russian economy benefited greatly from this growth. During 2005, the reserves of the Central Bank of Russia grew by approximately 46%, reaching $182 billion, while the external trade balance was $120 billion compared to $87 billion reported in 2004. GDP grew by 6.4% and real wages (after obligatory payments and inflation adjustment) rose by approximately 10% in 2005. Russia's growing financial strength resulted in an upgrade of its credit rating by Moody's (from Baa3/Positive to Baa2/Stable) and Standard & Poor's (from BB+/Stable to BBB/Stable) to solid investment grade.

At the same time, there are sizeable groups of the population, particularly employees of state-owned enterprises and pensioners, who did not benefit enough from the economic growth of the past six years. In response to this problem, President Putin announced four national projects covering health, education, housing and agriculture. The projects are designed to reduce poverty and improve the living standards of millions of Russians. The projects are scheduled to be implemented in the next couple of years and, if successful in their goals, should help further the advancement of the consumer society in Russia. VimpelCom believes this should benefit consumer-oriented industries, including mobile communications.

Растущая уверенность и мощь: экономика России

[illegible]

[illegible]

[illegible]



2000

Vladimir Putin wins the March 26 presidential elections.

Photo: Counting votes at one of the polling stations (Yekaterinburg, March 27, 2000)

26 марта прошли выборы Президента Российской Федерации, на которых победил В. В. Путин.

На снимке: Подсчет голосов на одном из избирательных участков (Екатеринбург, 27 марта 2000 г.)



607,706
916,186
332,387
1,677,405
698,015
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,573
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
833,600
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

New Growth Opportunity: the CIS

Возможности нового роста: СНГ

Russia has close economic, cultural and historical ties to the other countries of the CIS. Hence it is natural for Russian companies, and VimpelCom is no exception here, to consider the countries of the CIS as an area for expansion, as they can more easily adapt to local conditions. Given this background, we are confident that the similarities with the Russian market will result in our profitable expansion throughout the region.

Despite certain cultural and historical similarities, the countries of the CIS are each unique in the size of their territory, population and in the amount of natural resources they possess. Their economies also differ from each other in terms of the level of industrialization, productivity, education of workforce and, consequently, in terms of GDP per capita and disposable income.

Most of the CIS countries have a sufficient base from which they may achieve stable economic growth and improvements in the standard of living. Growth in GDP in these countries in recent years was in the range of 5-10%. Growth in mobile communications was much higher, reflecting the fact that mobile phone usage has become more widely accepted in these countries. The countries of the CIS also have varying levels of subscriber/SIM card penetration rates – Tajikistan's and Uzbekistan's penetration rates range between 3% and 4%, the penetration rates in Georgia, Armenia and Azerbaijan are approximately 20%, Kazakhstan's and Belarus's penetration rates are around 40%, Ukraine's penetration rate is over 60% and Russia now has close to 90% penetration.

VimpelCom currently has operations in five countries of the CIS – Russia, Kazakhstan, Tajikistan, Ukraine and Uzbekistan – and we are looking for further opportunities in other CIS countries. As the economies of the CIS continue to develop, we believe that there is great potential for growth in the region through a combination of subscriber growth and increased usage of mobile communications.

Executing Business Strategy: Poised for Continued Performance

Реализация стратегии развития: с прицелом на будущее

VimpelCom has successfully adjusted its strategy to the changing conditions in the Russian market. During 2005, SIM card penetration in Russia grew from 51.2% to 86.6%. The market in Russia is approaching saturation and, as such, has become a mature market in a majority of the regions where we operate. In light of this, the Company made appropriate changes in executing its strategy in Russia. First, we changed our focus from subscriber growth to subscriber loyalty and retention; second, we shifted from an emphasis on SIM card market share to revenue market share; and finally, we decided to concentrate less on "subscribers" and instead focus more on "active subscribers," whom we define as those who made a chargeable transaction in the past three months.

These changes in focus had the desired effect: the Company increased revenue market share in Russia (by 2 percentage points according to independent research) and improved profitability both on the OIBDA and net income levels.

In terms of geographical expansion, VimpelCom has been very successful in the countries of the CIS. In addition to Kazakhstan, where VimpelCom began operating in September 2004, VimpelCom now operates in Ukraine, Tajikistan and Uzbekistan. The total population of our licensed territories in the CIS outside of Russia increased more than sixfold in just one year and is now approximately 96 million, compared to approximately 15 million at the end of 2004.

In Russia, VimpelCom operates in 78 out of 89 regions. However, the Company still does not have a regional license for the Far East super-region, which contains 15 regions. During the past two years, we have acquired two telecommunications companies in the Far East, including a company in Sakhalin in July 2005. Due to these acquisitions, we now operate in 4 of the 15 regions in the Far East super-region. In 2006, VimpelCom will continue to work with the regulator to receive an operating license and increase our presence in the Far East super-region.

The quality of wireless services continues to be increasingly important in the telecommunications industry, particularly in well penetrated markets where non-voice services are becoming significant. One of the major factors behind our success in 2005 has been a growing awareness among our



2001

Construction in Moscow is booming as the Russian economy continues strengthening.

Photo: the foundation of Moscow International Business Center "Moskva-City" (August 17, 2001)

Растут объемы строительства в Москве как растет и крепнет вся российская экономика.

На снимке: Фундамент Московского международного делового центра «Москва-Сити» (17 августа 2001 г.)



607,706
916,186
332,387
1,877,405
698,015
1,400,334
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,673
427,896
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
833,600
2,111,500
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

subscribers of the high quality of our services. This includes the high technical quality of our networks, as well as the high quality of our billing system, customer service and customer relationship management systems, new products that we present to the market and our convenient payment systems. In all of these areas we pride ourselves on having made significant achievements in 2005, and we will continue to bring the best in service and quality to our customers. In 2005, our wireless network in Moscow was voted the best quality network in an independent survey; our billing system is one of the most advanced billing systems and it is being upgraded regularly to meet new requirements; our customer service has traditionally been the best in the telecoms sector and it is being upgraded in line with our loyalty and retention programs.

VimpelCom is also an industry leader in new product launches. Our emphasis is increasingly focused on making our products more user-friendly so that our subscribers can quickly adapt to and use our new services. One of the most impressive innovations in 2005 was the introduction of "Mobile Mail". It allows our customers to receive and send e-mails using mobile phones. Unlike some similar services, it is implemented on a variety of smartphones (from all major handset manufacturers) and is compatible with the major corporate e-mail systems, Lotus Notes and MS Exchange, which allows this service to be utilized by a large group of our customers.

Quality of services is always associated with brand. That is why the best confirmation of VimpelCom's superior quality is the dominant position of our "Beeline" brand. In 2005, we underwent a re-branding in order to increase the attractiveness of our brand and make it more vivid and contemporary. The new style of the brand was positively accepted by the market and we have received a number of awards associated with our new brand, including "Brand of the Year" (EFFIE, Grand Prix) and PR project of the year (PROBA-IPRA GOLDEN WORLD AWARDS). Our efforts to strengthen the Beeline brand paid off, and Interbrand Group/BusinessWeek named Beeline the most valuable brand in Russia – valuing the brand at more than $5 billion. •

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Pioneering Presence on the World Stage: 10th Year on the NYSE

VimpelCom began its 10th year as a NYSE listed company on November 15, 2005. This year, we will celebrate the 10th anniversary of our IPO in New York, which played a crucial role in the development of the Company. In November 1996, VimpelCom made history by becoming the first Russian company to be listed on the NYSE since the times of Imperial Russia in 1903. Listing on the NYSE has provided VimpelCom with access to international capital markets and allowed us to raise billions of US dollars for the development of cellular communications in Russia. VimpelCom's capitalization grew from slightly over $500 million as of the date of our IPO to close to $10 billion in 2006. We are proud that VimpelCom shareholders have benefited from our tremendous growth.

Just as important as the financial success of our listing on the NYSE and the big returns enjoyed by our shareholders is our pioneering role in setting world class standards for Russian companies in terms of transparency, corporate governance and protection of investor rights. VimpelCom's success helped change the mindset of the Russian business community and the way it is perceived internationally. Our listing in 1996 helped blaze a path for the dozens of Russian companies that are now listed on international and Russian stock exchanges and fulfilling their obligations as good global corporate citizens.

Первопроходцы на международной арене: 10-я годовщина выхода на Нью-Йоркскую фондовую биржу

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[illegible]



2002

Russia receives full G8 membership, marking the world's acknowledgement of Russia's role in the global economy and its successful economic transformation.

Photo: the bilateral meeting during the summit between the Russian and the US Presidents (Kananaskis, Canada, June 27, 2002)

На июньском саммите «большая восьмерка» предоставила России статус полноценного члена, признавая ее растущую роль в мировой экономике и отмечая успехи в проведении экономических реформ.

На снимке: В рамках проходящего саммита состоялась двусторонняя встреча Президентов России и США (Кананаскис, Канада, 27 июня 2002 г.)



607,706
916,186
332,387
1,677,405
698,015
1,400,334
1,721,378
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,673
427,896
779,644
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
833,600
2,111,500
5,153,100
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



David J. Haines
Chairman of the Board of Directors
Chief Executive Officer, GROHE AG



Mikhail M. Fridman
Chairman of the Board, Alfa Group
Chairman of the Board, TNK-BP



Arve Johansen
Senior Executive Vice President, Telenor

Board of Directors

Совет директоров



Pavel V. Kulikov
Managing Director, Altimo



Jo Lunder
Chief Executive Officer, Ementor ASA
Member of the Board, Ferd Holding



Henrik Torgersen
Senior Vice President and
Adviser to the Chief Executive Officer, Telenor



Alexey M. Reznikovich
Chief Executive Officer, Altimo



Natalia Tsukanova
Vice President, J.P. Morgan



Fridtjof Rusten
Senior Vice President, Telenor



2003

Paul McCartney, a legendary member of the Beatles, performing for the first time in Moscow's Red Square.

Photo: According to some sources, over 100,000 people attended the concert (Moscow, May 25, 2003)

В Москве на Красной площади впервые выступил Пол Маккартни, легендарный участник квартета «Битлз».

На снимке: По некоторым данным, концерт собрал более 100 тысяч зрителей (Москва, 25 мая 2003 г.)



607,706
916,186
332,387
1,677,405
698,015
1,400,334
1,721,378
3,952,556
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,673
427,896
779,644
1,329,653
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
833,600
2,111,500
5,153,100
11,436,900
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Management Team

Старший менеджмент



Alexander V. Izosimov
Chief Executive Officer



Elena A. Shmatova
Executive Vice President,
Chief Financial Officer



Nikolai N. Pryanishnikov
Executive Vice President –
General Director, Regions



Sergei M. Avdeev
Executive Vice President,
Business Development in the CIS,
Chief Technical Officer



Jere C. Calmes
Executive Vice President –
General Director, Moscow
Left the company in January 2006



Kent McNeley
Vice President, Chief Marketing Officer



Mattias B. Hertzman
Vice President, Chief Strategy Officer



Marina V. Novikova
Vice President, Organizational Development and Human Resources



Vladimir A. Filippov
Vice President, Chief Information Officer



Vladimir V. Ryabokon'
Vice President, Corporate Development



Valery V. Frontov
Vice President, Licensing and Regulatory Affairs



Valery P. Goldin
Vice President, International and Investor Relations



2004

Social and economic reforms give Russian youth greater confidence about their future.

Photo: High School students at their graduation night (Moscow, June 26, 2004)

Экономические и социальные преобразования позволяют российской молодежи всё более уверенно смотреть в будущее.

На снимке: Выпускной вечер вчерашних школьников (Москва, 26 июня 2004 г.)



607,706
916,186
332,387
1,677,405
698,015
1,400,334
1,721,378
3,952,556
7,413,185
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,673
427,896
779,644
1,329,653
2,113,002
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
118,232
135,562
372,300
833,600
2,111,500
5,153,100
11,436,900
26,583,300
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005



The Legacy of VimpelCom Founders' Pioneering Spirit

VimpelCom's Founder and Honorary President Dr. Dmitri B. Zimin and Co-Founder and Chairman Emeritus Augie K. Fabela II have inspired the Company's transparency, strong corporate governance, quality, innovation and a pioneering spirit – values and characteristics that have made VimpelCom unique in Russia and a leader in the industry. They led VimpelCom from its inception in 1992, to its history-making step of becoming the first Russian company to be listed on the New York Stock Exchange in 1996. Messrs. Zimin and Fabela laid the foundation that has made VimpelCom the second largest telecommunications company in Russia, CIS, Central and Eastern Europe and one of the fastest growing telecommunications companies in the world now ranking in the Forbes 2000 Global Index.

Today, as VimpelCom celebrates its 10th anniversary as a NYSE listed company, looking back at its extraordinary achievements, one cannot but express deep gratitude and respect to its courageous and visionary founders. They set the principles, established the rules and defined the direction that their successors could take on and carry out with full dedication and enthusiasm.

Наследие ВымпелКома: новаторский дух учредителей

Учредитель и Почетный Президент ВымпелКома д-р Д. Б. Зимин и соучредитель и Почетный Председатель Совета директоров г-н О. К. Фабела II являются инициаторами принятия таких ценностей и принципов, как приоритет высокого качества, новаторский дух, прозрачность бизнеса и высокий уровень корпоративного управления, которые сделали Компанию уникальным явлением в современной России, а также лидером в своей индустрии. Они возглавляли Компанию с момента её основания в 1992 году и привели ее к историческому достижению 1996 года, когда ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи. Д-р Зимин и г-н Фабела заложили тот фундамент, который позволил ВымпелКому стать второй по величине крупнейшей телекоммуникационной компанией России, СНГ, Центральной и Восточной Европы, а также одной из самых быстрорастущих телекоммуникационных компаний в мире, включенной в список Форбс 2000.

Сейчас, когда ВымпелКом отмечает 10-летнюю годовщину листинга на Нью-Йоркской фондовой бирже, хочется выразить глубокую благодарность и уважение его смелым и дальновидным основателям. Они заложили основополагающие принципы, определили нормы поведения и направление развития Компании, которые были с энтузиазмом восприняты и продолжены их преемниками.





2005

VimpelCom introduces a new brand capturing the hearts and imagination of millions of people. The "Beeline" brand was ranked by Interbrand Group/Business Week as the top brand in Russia, valued at more than $5 billion.

Photo: Marketing campaign in the streets of Moscow (April 4, 2005)

ВымпелКом провел кампанию ребрэндинга, которая захватила сердца и воображение миллионов людей. Interbrand Group/Business Week признали «Билайн» брэндом номер один в России, оценив его стоимость свыше $5 миллиардов.

На снимке: Маркетинговая кампания на улицах Москвы (4 апреля 2005 г.)



607,706
916,186
332,387
1,677,405
698,015
1,400,334
1,721,378
3,952,556
7,413,185
9,072,638
Market Capitalization (US$,000) • Рыночная капитализация (US$,000)
213,230
305,930
375,957
238,637
285,673
427,896
779,644
1,329,653
2,113,002
3,211,118
Total Operating Revenues (US$,000) • Общая операционная выручка (US$,000)
59,214
116,232
135,562
372,300
833,600
2,111,500
5,153,100
11,436,900
26,583,300
45,430,300
Total Subscribers • Общее количество абонентов
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Corporate Information

Legal Advisers
Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Independent Auditors
Ernst & Young (CIS) Limited

Depositary Bank
The Bank of New York

CUSIP # 68370R109

Custodian Bank
ING Bank Eurasia

Primary Trading Information
NYSE: VIP (ADS)

Requests for Corporate Information:

VimpelCom
10, bld. 14, 8 Marta Street
Moscow, Russia 127083
Tel: +7(495) 974-5888
Fax: +7(495) 721-0017
E-mail: Investor_Relations@vimpelcom.com

www.vimpelcom.com

Financial Dynamics
Wall Street Plaza,
88 Pine Street, 32nd Floor
New York, NY 10005
Tel: +1 (212) 850-5600
Fax: +1 (212) 850-5790

www.fd.com

All information contained herein is qualified in its entirety by reference to VimpelCom's Annual Report on Form 20-F which will be filed with the U.S. Securities & Exchange Commission by June 30, 2006 pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

Корпоративная информация

Юрисконсульт
Экин, Гамп, Страус, Хауэр энд Фелд Л.Л.П.

Независимый аудитор
Эрнст энд Янг (СНГ) Лимитед

Банк-депозитарий
Бэнк оф Нью-Йорк

CUSIP #68370R109

Банк-хранитель в России
ИНГ Банк Евразия

Символ на бирже
Нью-Йоркская фондовая биржа: VIP (АДА)

Справки по корпоративным вопросам:

ВымпелКом
ул. 8 Марта, д. 10, стр. 14
Москва 127083, Россия
Тел.: +7 (495) 974-5888
Факс: +7 (495) 721-0017
E-mail: Investor_Relations@vimpelcom.com

www.vimpelcom.com

Файненшиал дайнамикс
88 Пайн Стрит, 32-й этаж
Нью-Йорк, Нью-Йорк 10005
Тел.: +1 (212) 850-5600
Факс: +1 (212) 850-5790

www.fd.com

Financial Information

Contents

Публикуемое ниже подробное описание финансового состояния Компании приводится только на английском языке, поскольку оно базируется на консолидированной финансовой отчетности, *рассчитанной в соответствии с принятыми в США (но не введенными в России) принципами бухгалтерского учета ГААП.*

Selected Consolidated Financial Data

The following selected consolidated statement of financial data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2005, 2004, 2003, 2002 and 2001 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young LLC. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Operating revenues: (1)					
Service revenues and connection fees	$ 3,175,221	$ 2,070,720	$ 1,269,927	$ 728,729	$ 383,321
Sales of handsets and accessories	30,478	38,711	55,765	49,073	43,228
Other revenues	5,419	3,571	3,961	1,842	1,347
Total operating revenues	3,211,118	2,113,002	1,329,653	779,644	427,896
Less revenue-based taxes	–	–	–	(11,148)	(5,294)
Net operating revenues	3,211,118	2,113,002	1,329,653	768,496	422,602
Operating expenses: (1)					
Service costs	514,124	327,403	203,093	121,050	74,097
Cost of handsets and accessories sold	28,294	30,585	36,447	32,101	37,591
Selling, general and administrative expenses	1,085,807	720,127	467,655	271,963	149,052
Depreciation	451,152	281,129	162,769	90,172	50,513
Amortization	142,126	64,072	34,064	12,213	12,616
Impairment of long-lived assets	–	7,354	–	–	–
Provision for doubtful accounts	11,583	8,166	9,228	21,173	13,406
Total operating expenses	2,233,086	1,438,836	913,256	548,672	337,275
Operating income	978,032	674,166	416,397	219,824	85,327
Other income and expenses:					
Interest income	8,658	5,712	8,378	7,169	5,733
Other income	18,647	7,412	6,296	3,903	2,517
Interest expense	(147,448)	(85,663)	(68,246)	(46,586)	(26,865)
Other expense	(24,500)	(19,565)	(3,251)	(2,142)	(2,578)
Net foreign exchange gain (loss)	7,041	3,563	(1,279)	(9,439)	(110)
Total other income and expenses	(137,602)	(88,541)	(58,102)	(47,095)	(21,303)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	840,430	585,625	358,295	172,729	64,024
Income tax expense	221,901	155,000	105,879	48,747	17,901
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	3,398	80,229	23,280	(2,820)	–
Income before cumulative effect of change in accounting principle	615,131	350,396	229,136	126,802	46,123
Cumulative effect of change in accounting principle net of tax of US$120	–	–	(379)	–	–
Minority interest in cumulative effect of change in accounting principle	–	–	52	–	–
Net income	$ 615,131	$ 350,396	$ 228,809	$ 126,802	$ 46,123

Continued on the next page

	Years ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Weighted average common shares outstanding	51,066	41,224	38,241	38,014	33,642
Income before cumulative effect of change in accounting principle per common share	$ 12.05	$ 8.50	$ 5.99	$ 3.34	$ 1.37
Income before cumulative effect of change in accounting principle per ADS equivalent (2)	$ 3.01	$ 2.13	$ 1.50	$ 0.84	$ 0.34
Net income per common share	$ 12.05	$ 8.50	$ 5.98	$ 3.34	$ 1.37
Net income per ADS equivalent (2)	$ 3.01	$ 2.13	$ 1.50	$ 0.84	$ 0.34
Weighted average diluted shares	51,085	41,272	40,344	38,063	33,642
Diluted income before cumulative effect of change in accounting principle per common share (3)	$ 12.04	$ 8.49	$ 5.67	$ 3.33	$ 1.37
Diluted income before cumulative effect of change in accounting principle per ADS equivalent (2)	$ 3.01	$ 2.12	$ 1.42	$ 0.83	$ 0.34
Diluted net income per common share (3)	$ 12.04	$ 8.49	$ 5.67	$ 3.33	$ 1.37
Diluted net income per ADS equivalent (3)	$ 3.01	$ 2.12	$ 1.42	$ 0.83	$ 0.34
Dividends per share	–	–	–	–	–
Other data:					
OIBDA (4)	$ 1,571,310	$ 1,026,721	$ 613,230		
OIBDA margin (5)	48.9%	48.6%	46.1%		
Operating margin (6)	30.5%	31.9%	31.3%		

(1) Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Costs of SIM cards sold were reclassified from the cost of *telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.* The cost of content revenue relating to value added services was reclassified from service costs to service revenues to present content revenue net of related costs.

(2) Each ADS is equivalent to one-quarter of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.

(3) Diluted income before cumulative effect of change in accounting principle and diluted net income per common share and ADS equivalent includes dilution for our senior convertible notes and employee stock options in the periods when these notes and options had a dilutive effect for all periods presented for senior convertible notes and for the years ended December 31, 2005, 2004, 2003 and 2002 for our employee stock options. Prior to 2005, our company included our preferred shares in the computation of diluted net income per common share, which we assessed as having a dilutive effect. In 2005, we revised the computation of diluted net income per common share to consider the assumed repurchases of common stock using the proceeds from the conversion. Please see Note 21 to our consolidated financial statements included elsewhere in this document for more information.

(4) *OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to by us as EBITDA, is defined as operating income before depreciation and amortization. We believe that OIBDA* provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below.

(5) OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below.

(6) Operating margin is calculated by dividing operating income by net operating revenues.

Reconciliation of OIBDA to Operating Income

(Unaudited, in thousands of U.S. dollars)

	Years ended December 31,				
	2005	2004	2003	2002	2001
OIBDA	$ 1,571,310	$ 1,026,721	$ 613,230	$ 322,209	$ 148,456
Less: Depreciation	(451,152)	(281,129)	(162,769)	(90,172)	(50,513)
Less: Amortization	(142,126)	(64,072)	(34,064)	(12,213)	(12,616)
Less: Impairment for long lived assets	-	(7,354)	-	-	-
Operating income	$ 978,032	$ 674,166	$ 416,397	$ 219,824	$ 85,327

Reconciliation of OIBDA Margin to Operating Income as Percentage of Net Operating Revenues

(Unaudited)

	Years ended December 31,				
	2005	2004	2003	2002	2001
OIBDA margin	48.9%	48.6%	46.1%	41.9%	35.1%
Less: Depreciation as percentage of net operating revenues	(14.0)%	(13.4)%	(12.2)%	(11.7)%	(11.9)%
Less: Amortization as percentage of net operating revenues	(4.4)%	(3.0)%	(2.6)%	(1.6)%	(3.0)%
Less: Impairment as percentage of net operating revenues	-	(0.3)%	-	-	-
Operating income as percentage of net operating revenues	30.5%	31.9%	31.3%	28.6%	20.2%

Consolidated Balance Sheet Data

	As of December 31,				
	2005	2004	2003	2002	2001
			(In thousands of U.S. dollars)		
Cash, cash equivalents and short-term investments	$ 363,646	$ 305,857	$ 157,611	$ 263,657	$ 145,092
Working capital (deficit)	(457,927)	(127,903)	(167,409)	69,582	52,146
Property and equipment, net	3,211,112	2,314,405	1,439,758	948,325	531,096
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net	1,500,799	1,338,305	163,186	144,115	70,926
Total assets	6,307,036	4,780,241	2,281,448	1,683,467	921,497
Total debt, including current portion (1)	1,998,166	1,581,138	606,991	650,580	277,673
Total liabilities and minority interest	3,566,487	2,623,108	1,293,797	1,026,216	416,038
Total shareholders' equity	$ 2,740,549	$ 2,157,133	$ 987,651	$ 657,251	$ 505,459

(1) Includes bank loans (including (i) our April 26, 2002 US$250.0 million loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) as of December 31, 2004, 2003 and 2002, (ii) our June 16, 2004/July 14, 2004 US$450.0 million loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) as of December 31, 2005 and 2004, (iii) our October 22, 2004 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) as of December 31, 2005 and 2004), (iv) our February 11, 2005 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. as of December 31, 2005), and (v) our February 28, 2005 US$425.0 million syndicated loan, underwritten by Citibank, N.A. and Standard Bank London Limited as of December 31, 2005), equipment financing, capital lease obligations for all periods presented and Russian ruble denominated bonds as of December 31, 2005, 2004 and 2003.

Selected Operating Data

The following selected operating data for and as of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

	As of December 31,				
	2005	2004	2003	2002	2001
Selected industry operating data:					
Estimated population: (1)					
Russia	145,166,700	145,166,700	145,181,900	145,181,900	146,181,800
Kazakhstan	14,953,100	14,938,400	-	-	-
Ukraine	48,457,000	-	-	-	-
Tajikistan	6,780,400	-	-	-	-
Estimated subscribers:					
Russia (2)	125,760,000	74,350,000	36,230,000	18,005,000	8,040,000
Kazakhstan (3)	5,510,300	2,700,000	-	-	-
Ukraine (2)	30,205,100	-	-	-	-
Tajikistan (3)	275,000	-	-	-	-
Penetration rate: (4)					
Russia	86.6%	51.2%	25.0%	12.4%	5.5%
Kazakhstan	36.9%	18.1%	-	-	-
Ukraine	62.3%	-	-	-	-
Tajikistan	4.1%	-	-	-	-
Selected company operating data (5):					
End of period subscribers:					
Russia	43,096,700	25,724,600	11,436,900	5,153,100	2,111,500
Kazakhstan	2,050,300	859,000	-	-	-
Ukraine	256,800	-	-	-	-
Tajikistan	26,500	-	-	-	-
Total subscribers	45,430,300	26,583,600	11,436,900	5,153,100	2,111,500
Percentage of "active" subscribers (6)	83.6%	-	-	-	-
Market share: (7)					
Russia	34.3%	34.6%	31.6%	28.6%	26.3%
Kazakhstan	37.2%	31.8%	-	-	-
Ukraine	0.9%	-	-	-	-
Tajikistan	9.6%	-	-	-	-
Monthly average minutes of use per user ("MOU") (8)	101.4	96.5	97.9	N/A	N/A
Russia MOU	*103.6*	*98.0*	*97.9*	*N/A*	*N/A*
Kazakhstan MOU	51.3	69.3	-	-	-
Ukraine MOU	34.6	-	-	-	-
Monthly average revenue per subscriber ("ARPU") (9)	$ 7.5	$ 10.1	$ 13.6	$ 18.3	$ 26.2
Russia ARPU	$ 7.4	$ 10.1	$ 13.6	$ 18.3	$ 26.2
Kazakhstan ARPU	$ 10.5	$ 15.7	$ -	$ -	$ -
Ukraine ARPU	$ 4.1	$ -	$ -	$ -	$ -
Churn rate (for the period ended) (10)	30.4%	29.6%	39.3%	30.8%	23.0%
Russia churn rate	30.4%	29.3%	39.3%	30.8%	23.0%
Kazakhstan churn rate	30.3%	19.0%	-	-	-
Number of Russia GSM base stations:	-	-	-	-	-
D-AMPS	459	463	415	420	412
GSM	15,659	10,659	6,596	3,099	1,364

Continued on the next page

	As of December 31,				
	2005	2004	2003	2002	2001
Number of Kazakhstan GSM base stations:					
D-AMPS	–	–	–	–	–
GSM	1,126	586			
Number of Ukraine GSM base stations:					
D-AMPS	–	–	–	–	–
GSM	596	–	–	–	–
Number of Tajikistan GSM base stations:					
D-AMPS	–	–	–	–	–
GSM	6	–	–	–	–

(1) Estimated population statistics for Russia were published by Goskomstat of Russia. Estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan. Estimated population statistics for Ukraine were published by Goskomstat of Ukraine. Estimated population statistics for Tajikistan were provided by State Committee of Statistics.

(2) Estimated subscriber statistics for Russia as of December 31, 2005, 2004, 2003 and 2002 and for Ukraine as of December 31, 2005 were published by AC&M Consulting. Estimated subscribers statistics for Russia as of December 31, 2001 were published by J'son & Partners and Sotovik.ru.

(3) Estimated subscriber statistics for Kazakhstan and Tajikistan were provided by our company.

(4) Penetration rate is calculated by dividing the total estimated number of subscribers in each relevant area by the total estimated population in such area as of the end of the relevant period.

(5) Due to our recent acquisitions of wireless telecommunications companies in the CIS and the reorganization of our company through the statutory mergers of KB Impuls and VimpelCom-Region into VimpelCom, we have determined that, beginning with the fiscal year ended December 31, 2005, our company should no longer report the Moscow license area and the regions of Russia outside the Moscow license area as two separate segments. Our new reportable segments are: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; and (4) Tajikistan, which includes the operating results of our subsidiary, Tacom. In addition, beginning with the fiscal quarter ended March 31, 2006, Uzbekistan will be reported as a separate segment and will include the operating results of our subsidiaries, Buztel and Unitel. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reportable Segments."

(6) In May 2005, we announced the introduction of an "active subscriber" definition as an additional characteristic of our subscriber base. Pursuant to the new definition, a subscriber is considered "active" if the subscriber's activity resulted in income to our company during the most recent three months.

(7) Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine and Tajikistan, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine and Tajikistan, respectively.

(8) Monthly MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage (including both billable minutes of usage and free minutes of usage) for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. Beginning with the first quarter of 2004, we decided to introduce a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. The MOU figures presented for the years ended December 31, 2005, 2004 and 2003 in the above table and throughout this document have been calculated under the new definition. MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage.

(9) Monthly ARPU is a non-U.S. GAAP financial measure. Monthly ARPU is used to measure the average monthly services revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue generated by subscribers during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenues, divided by the average number of our subscribers during the month. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)" for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

(10) We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber's service in two cases: (1) their balance drops to US$0 or below, or (2) an account shows no chargeable activity within six months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section entitled "Risk Factors" in VimpelCom's Annual Reports on Form 20-F. Unless otherwise indicated, the information in the following discussion and analysis and in this Annual Report is as of May 15, 2006.

Overview

We are a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. We operate our telecommunications services in Russia and Kazakhstan under the "Beeline" brand name. "Beeline" is one of the most recognized brand names in Russia. We also continue to provide wireless telecommunications services in Kazakhstan under the "K-mobile" and "EXCESS" brand names. As of December 31, 2005, we had a total subscriber base of 45.4 million (including 43.1 million subscribers in Russia, 2.1 million in Kazakhstan, 256,800 in Ukraine and 26,500 in Tajikistan). Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.3%, as of December 31, 2005, compared to 34.6%, as of December 31, 2004. According to our estimates, as of December 31, 2005, we had a market share of 37.2% in Kazakhstan, 0.9% in Ukraine and 9.6% in Tajikistan.

In January and February 2006, we acquired a 100.0% interest in Buztel, the fourth largest GSM operator in Uzbekistan, and a 100.0% interest in Unitel, the second largest cellular operator in Uzbekistan. It is our current intention to merge Buztel into Unitel. As of the date of its acquisition, Unitel served approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. Recognizing the benefits of local expertise when entering a new country, we are currently in discussions with an Uzbek partner to become a minority shareholder in the planned combined company.

Reportable Segments

Due to our recent acquisitions of wireless telecommunications companies in the CIS and the reorganization of our Company through the statutory mergers of KB Impuls and VimpelCom-Region into VimpelCom, we have determined that, beginning with the fiscal year ended December 31, 2005, our Company should no longer report the Moscow license area and the regions of Russia outside the Moscow license area as two separate segments. Our new reportable segments are: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; and (4) Tajikistan, which includes the operating results of our subsidiary, Tacom. In addition, beginning with the fiscal quarter ended March 31, 2006, Uzbekistan will be reported as a separate segment and will include the operating results of our subsidiaries, Buztel and Unitel. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in Russia compared to the CIS, which require different investment and marketing strategies. Though historically the Moscow license area has been a more developed market for our Company's services compared to the regions of Russia outside of the Moscow license area, we no longer believe this is the case. Accordingly, we are consolidating these segments into one reportable segment encompassing the entire territory of Russia.

Please note that our selected financial data, consolidated financial statements and related notes included elsewhere in this document and the following discussion and analysis include only four months of operating results for Kazakhstan for the fiscal year ended December 31, 2004.

Trends in Operating Results

We have experienced significant growth in both our operating revenues and operating income in recent years. We have increased our operating revenues and operating income primarily by increasing our subscriber base. Our subscriber base increased to 45.4 million, as of December 31, 2005, from 26.6 million, as of December 31, 2004.

Subscriber growth during 2004 and 2005 was primarily attributable to organic growth rather than through acquisitions. Approximately 0.4% and 3.9% of our operating revenues in each of the years ended December 31, 2005 and 2004, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase generated through organic growth and greenfield roll-outs. In 2004 and 2005, we gained approximately 967,700 and 362,500 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition). On July 13, 2005, we gained approximately 96,000 subscribers by acquiring 84.4% of the outstanding shares of STM, a local GSM operator in Sakhalin. On November 10, 2005, we gained 240,000 subscribers when we acquired a 100.0% interest in URS, a cellular operator in Ukraine. On December 29, 2005, we gained approximately 26,500 subscribers when we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan. For more information on these and other acquisitions, see "—Mergers and Recently Completed Acquisitions" below.

In 2005, the growth in our operating revenues and operating income came predominantly from Russia, which represented 94.5% of our total consolidated operating revenue and 99.5% of our total consolidated operating income. The Russian cellular market, however, is approaching saturation and as such, we no longer expect to see large increases in our subscriber base. In fact, it is possible that in the near term, our subscriber figures may decrease. Nonetheless, we believe that there continue to be opportunities for growth, particularly in the regions of Russia and the CIS. As subscriber and cellular traffic increase in these areas, we generally expect to report higher revenue and operating income as a result of economies of scale and the implementation of a unified business model. We also expect to increase revenues from non-voice wireless services, such as messaging, mobile internet and "infotainment." These effects may be partly or wholly offset, however, by the effects of increased competition on prices and decreased growth rates of new subscribers and revenues in the Moscow license area, where the market is saturated. In the medium term, we expect our operating revenues to grow at a

stable rate in the Moscow license area as the effects of our retention and loyalty programs become fully realized and subscribers increase their usage of our value added services.

Subscriber Data
We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated:

	As of December 31,		
	2005	2004	2003
Russia	43,096,700	25,724,600	11,436,900
Kazakhstan	2,050,300	859,000	
Ukraine	256,800		
Tajikistan	26,500		
Total number of subscribers	45,430,300	26,583,600	11,436,900
Percentage of prepaid subscribers (1)	96.9%	95.8%	91.5%

(1) Prepaid subscribers are those who pay for their services in advance. This definition is broader than the one historically used by the Company as it includes advance payment subscribers who were previously considered contract subscribers.

Russia. As of December 31, 2005, we had approximately 43.1 million subscribers in Russia, which, according to independent estimates, represented a 34.3% share of the Russian cellular market. Most of our subscriber growth in Russia in 2005 came from the regions, where our subscriber base increased from approximately 18.2 million, as of December 31, 2004, to approximately 33.8 million, as of December 31, 2005, an increase of approximately 85.7%. Our Moscow subscriber base also increased from approximately 7.5 million, as of December 31, 2004, to approximately 9.3 million, as of December 31, 2005, an increase of approximately 24.0%.

In May 2005, we announced the introduction of an "active subscriber" definition as an additional characteristic of our subscriber base. Pursuant to the new definition, a subscriber is considered "active" if the subscriber's activity resulted in income to our Company during the most recent three months. As of December 31, 2005, we had approximately 45.4 million subscribers, of which 83.6% were considered "active." We believe that introduction of the "active subscriber" definition provides our shareholders, investors and others with an additional criterion for analyzing our subscriber base and is more in line with international standards. Introduction of the definition does not change our total subscriber base accounting policy.

According to AC&M Consulting, as of December 31, 2005, there were approximately 125.8 million subscribers in Russia in terms of the number of subscriptions (valid SIM cards) as reported by each of the wireless telecommunications operators, bringing total cellular penetration in Russia to 86.6% (and well over 100.0% in Russia's two largest cities—Moscow and St. Petersburg). Churn policies differ among operators, which may lead to discrepancies in subscriber figures. Because a subscriber may own several SIM card subscriptions from one or more cellular providers, we believe the actual number of subscribers in Russia is substantially less than the 125.8 million cited by AC&M Consulting and that Russia's penetration rate was closer to 75.0% as of December 31, 2005.

Kazakhstan. According to our estimates, our subscriber base in Kazakhstan grew from approximately 859,000 subscribers, as of December 31, 2004, to approximately 2.1 million subscribers, as of December 31, 2005, an increase of 138.7%. We estimate that our market share in Kazakhstan as of December 31, 2005 was 37.2% compared to 31.8% as of December 31, 2004. Industry analysts estimate that the total number of subscribers in Kazakhstan, as of December 31, 2005, was approximately 5.5 million, which represented a penetration rate of approximately 36.9%. Given the current level of penetration, we believe that the mobile telecommunications market in Kazakhstan will expand rapidly in the next few years.

Ukraine. On November 10, 2005, we acquired the entire issued share capital of URS. According to our estimates, as of December 31, 2005, our subscriber base in Ukraine was 256,800, representing a market share of approximately 0.9%. Industry analysts estimate that the total number of subscribers in Ukraine as of December 31, 2005 was approximately 30.2 million, which represented a penetration rate of approximately 62.3%. Given the current level of penetration, we believe that the mobile telecommunications market in Ukraine will expand rapidly in the next few years.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Following the URS acquisition, Telenor filed lawsuits in Russia that, among other things, challenge the validity of the September 2005 EGM approving the acquisition and the adequacy of corporate approvals for the URS acquisition, and seek the unwinding of the URS acquisition. We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. Therefore, there can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation and/or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties will seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our Company. There can also be no assurance that any such litigation will not result in the unwinding of the URS acquisition, deprive us of our ownership interest in URS or result in us paying monetary damages and that, in such event, our Company will be able to recover the purchase price that it paid to the sellers, any portion of the funds that our Company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our Company will have incurred in connection with our ownership of URS.

Tajikistan. We acquired a 60.0% interest in Tacom on December 29, 2005. According to our estimates, at the time of its acquisition, Tacom served approximately 26,500 subscribers, representing approximately 9.6% of the market share in Tajikistan. We estimate that the total number of subscribers in Tajikistan as of December 31, 2005 was approximately 275,000, which represented a penetration rate of approximately 4.1%.

Uzbekistan. On January 16, 2006 and February 9, 2006, we acquired 100.0% ownership interests in Buztel and Unitel, respectively, both of whom hold GSM-900 and 1800 licenses for the entire territory of Uzbekistan. At the time of its acquisition, Unitel had approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. The results of Buztel and Unitel and their

respective consolidated subsidiaries will be included in our consolidated financial statements beginning with the fiscal quarter ended March 31, 2006.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as average monthly service revenues per subscriber, or ARPU, minutes of use per subscriber, or MOU, and churn rate, that is not included in our financial statements. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOU is useful in assessing the usage and acceptance of our products and services, and that presenting our churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors and, accordingly, may not be comparable with similarly titled measures and disclosures by other companies.

ARPU
ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. This figure includes both prepaid and contract customers. See "—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

The following table shows our monthly ARPU for the periods indicated:

	Years ended December 31,		
	2005	2004	2003
Russia ARPU	$ 7.4	$ 10.1	$ 13.6
Kazakhstan ARPU	10.5	15.7	–
Ukraine ARPU	4.1	–	–
Total ARPU	$ 7.5	$ 10.1	$ 13.6

While our subscribers and revenues have grown during each of the years ended December 31, 2005, 2004 and 2003, our ARPU has steadily decreased. ARPU declined from US$13.6 in 2003 to US$10.1 in 2004 and to US$7.5 in 2005. The decline in ARPU during each of these periods was primarily attributable to an increase in the number of mass market subscribers as a proportion of the total number of our subscribers as a result of accelerated growth of our subscriber base in the regions, which typically comprises mass market subscribers, and a gradual reduction in our tariffs. Mass market subscribers generally have lower ARPU compared to corporate and business subscribers.

We expect that price competition will gradually moderate in 2006 as cellular operators seek to stabilize margins. However, given the decline in tariffs throughout 2005 due to price competition among the leading wireless operators, and the migration of subscribers from high priced tariff plans to new tariff plans, we expect our total ARPU to continue to decline in 2006 in Russia. In the CIS, we expect that an increasing percentage of our subscribers will be mass market subscribers and, as a result, that ARPU will continue to decrease in the near future. However, we expect that ARPU will eventually stabilize as downward pressure on ARPU from the growth of our mass market subscriber segment will be balanced by a proportionate growth in the use of our value added services, which typically yield a higher level of ARPU. As subscriber growth rates slow, we will become increasingly reliant on ARPU growth for our operations to continue to expand. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues per subscriber, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers.

MOU
MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage (including both billable minutes of usage and free minutes of usage) for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

The following table shows our monthly MOU for the periods indicated:

	As of December 31,		
	2005	2004	2003
Russia MOU	103.6	98.0	97.9
Kazakhstan MOU	51.3	69.3	–
Ukraine MOU	34.6	–	–
Total MOU	101.4	96.5	97.9

The increase in our total MOU during the year ended December 31, 2005 as compared to the year ended December 31, 2004 was primarily attributable to an increase in MOU in Russia in 2005 due to national marketing campaigns aimed at increasing local traffic, which offered discounts and free minutes of usage to our subscribers. The decline in our total MOU during the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to a decrease in MOU in the regions of Russia in 2004 due to an increase in the number of new subscribers who are first time users. First time users typically use their cellular telephones less than more established subscribers.

Churn rate
We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber's service in two cases: (1) their balance drops to US$0 or below, or (2) an account shows no chargeable activity for six months.

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers.

The following table shows our churn rates for the periods indicated:

	As of December 31,		
	2005	2004	2003
Russia churn rate	30.4%	29.3%	39.3%
Kazakhstan churn rate	30.3%	19.0%	–
Total churn rate	30.4%	29.6%	39.3%

We believe that the slight increase in our churn rate in 2005 compared to 2004 is due to general market conditions. We believe that the significant decrease in our churn rate in 2004 compared to 2003 reflects the effects of an increasing proportion of our customer base coming from the regions of Russia and the CIS, which traditionally have lower churn rates than the Moscow license area, and our customer loyalty and retention marketing efforts over the past two years, including the rebranding of our "Beeline" brand name. We believe that the increase in our churn rate in Kazakhstan in 2005 compared to 2004 is the result of our major competitor in Kazakhstan, GSM Kazakhstan LLP, significantly decreasing the price of their tariff plans in the first half of 2005 and isolated problems with our dealer network in the beginning of 2005. We expect our churn rate in both Russia and Kazakhstan to remain stable during 2006.

Mergers and Recently Completed Acquisitions

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom.

On May 31, 2005, we completed the merger of KB Impuls into VimpelCom.

On June 22, 2005, our shareholders approved the mergers of our licensed subsidiaries Extel, StavTeleSot, Vostok-Zapad Telecom, Sotovaya Company, Orensot, Beeline-Samara and DalTelecom, which we refer to in this document as the Merging Companies, into VimpelCom. At the joint extraordinary general shareholders meeting held on April 24, 2006, the shareholders of VimpelCom and the Merging Companies approved amendments to VimpelCom's charter to reflect the mergers, and the charter amendments were registered in accordance with Russian law as soon as practicable thereafter. On April 28, 2006, StavTeleSot, Vostok-Zapad Telecom, Sotovaya Company, Orensot and DalTelecom were merged into VimpelCom.

On July 13, 2005, we acquired approximately 84.4% of the outstanding shares of STM, which holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, for a total cash purchase price of approximately US$51.2 million. As a result of this acquisition, we secured entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. We subsequently increased our stake in STM to 89.6%.

On November 10, 2005, we acquired a 100.0% interest in URS, a Ukrainian cellular operator, from Karino Trading Limited, a British Virgin Islands limited liability company, and the following Cyprus limited liability companies: Grovepoint Trading Limited, Denistron Enterprises Limited, Casburt Traders & Investors Limited and Agartek Investments Limited for a total cash purchase price of US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine's 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). Our acquisition of URS is currently being challenged by Telenor.

On November 10, 2005, URS entered into an agreement with Ericsson, a leading telecommunications equipment supplier, pursuant to which Ericsson agreed to purchase URS's existing equipment for approximately US$52.6 million in cash. In exchange, URS agreed to purchase US$200.0 million in equipment and services from Ericsson within three years. At the same time, our Company agreed with Ericsson that it will preserve the existing market share of Ericsson GSM equipment that it uses in agreed upon markets until such time as our Company and our consolidated subsidiaries purchase a total of US$500.0 million in equipment and services from Ericsson at agreed upon pricing terms. The US$200.0 million of equipment to be purchased by URS from Ericsson will count toward the US$500.0 million in purchases under our Company's agreement with Ericsson.

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula.

On January 16, 2006, we acquired 100.0% of Buztel, which holds national GSM-900 and 1800 licenses that cover the entire territory of Uzbekistan, for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt.

On February 9, 2006, we acquired 100.0% of Unitel, which holds national GSM-900 and 1800 licenses for Uzbekistan, for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt.

Sale of Minority Interest in KaR-Tel

In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, on February 21, 2005, we entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in KaR-Tel's parent company, Limnotex, to Crowell, a Cypriot company beneficially owned and controlled by an owner and member of the board of directors of ATF Bank. The purchase price for the minority interest was US$175.0 million. In the second quarter of 2005, Crowell paid US$40.0 million in two initial deposits and in July 2005 Crowell paid the remaining US$135.0 million to our Company. We completed the sale of the minority interest on August 22, 2005. In addition, we entered into a shareholders agreement with Crowell that, among other things, grants us a call option to re-acquire 25.0% minus one share of Limnotex at any time and an additional call option to re-acquire the remaining 25.0% share in Limnotex in the event of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. The cost of content revenue relating to value added services was reclassified from service costs to service revenues and connection fees to present content revenue net of related costs. Costs of SIM cards sold were reclassified from cost of handsets and accessories sold to service costs and from sales of handsets and accessories to service revenues. Please see Note 2 to our audited consolidated financial statements included elsewhere in this document.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues
Our service revenues include (1) revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed line operators, roaming charges and charges for value added services such as messaging, mobile internet, "infotainment," caller number identification, voice mail and call waiting and (2) connection fees, which are one time charges for the allocation of a telephone number.

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in Russia. We expect that connection fees will not be a significant source of revenues going forward. Service revenues and connection fees constituted approximately 98.9%, 98.0% and 95.5% of our total operating revenues, without giving effect to revenue-based taxes, for the years ended December 31, 2005, 2004 and 2003, respectively. We believe that service revenues will continue to increase in 2006 primarily as a result of continued growth in our subscriber base.

During 2005, we generated US$37.8 million from interconnect revenues, or 1.2% of total operating revenues. Over the next several years, we expect our interconnect revenues to increase as a percentage of our total operating revenues.

During 2005, roaming revenues generated by our subscribers increased 7.6% to US$114.1 million compared to US$106.0 million during 2004, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 12.6% to US$115.2 million compared to US$102.3 million during 2004. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our total operating revenues decreased from 9.9% during 2004 to 7.1% during 2005. Over the next several years, we expect our roaming revenues from wireless users to stabilize as a percentage of our total operating revenues.

During 2005, we generated US$456.0 million of revenue, or 14.2% of our consolidated total operating revenues, from value added services. This represented a 65.1% increase over revenues of US$276.2 million during 2004. We currently provide traditional value added services, such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide a variety of messaging value added services, such as outgoing SMS and MMS, as well as content delivery, games and other "infotainment" services. Our revenues from value added services in Kazakhstan were US$8.0 million, or 0.2% of our consolidated total operating revenues, in 2005 and US$2.9 million, or 0.1% of our consolidated total operating revenues, in 2004. Over the next several years, we expect that revenues from value added services will increase as a percentage of our total operating revenues in each of our operating segments.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 0.9%, 1.8% and 4.2% of our total operating revenues, during the years ended December 31, 2005, 2004 and 2003, respectively. Over the next several years, we expect revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our total operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs
Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies. Our service margin percentage during 2005 was 83.8% compared to 84.2% during 2004 and 84.0% during 2003. Service margin represents aggregate service revenues and connection fees less service costs, expressed as a percentage of aggregate service revenues and connection fees.

Costs of Handsets and Accessories
Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. We recorded profits from the sales of handsets and accessories of US$2.2 million during 2005, US$8.1 million during 2004 and US$19.3 million during 2003. The decrease in sales of handsets and accessories during 2005 and 2004 was primarily the result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). Profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold.

Operating Expenses
In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

- dealers' commissions;
- salaries and outsourcing costs, including related social contributions required by Russian law;
- marketing and advertising expenses;
- other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;
- repair and maintenance expenses;
- rent, including lease payments for base station sites; and
- utilities.

Marketing and sales related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers' commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers' commissions, advertising expenses and handset subsidies, if any, for the relevant period divided by the number of new subscribers connected to our networks during the period. See "—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)" for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During 2005, our SAC fell to US$13.1 from US$13.9 during 2004 and US$19.3 during 2003. The decrease in our SAC during these periods was primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during these periods because a growing percentage of our new subscribers were located in the regions of Russia and Kazakhstan, where SAC is lower than in the Moscow license area primarily as a result of lower dealer commissions and advertising expenses per subscriber in the regions of Russia and Kazakhstan than in the Moscow license area.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of telecommunications equipment and buildings owned by us. We amortize our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in the Moscow license area and the regions. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. In response to the new telecommunications regulations adopted by the Russian Government in February 2005, we re-assessed the useful life estimates of our GSM telecommunications licenses. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and frequency allocations from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and our subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. The change was driven by the implementation of the New Law, which our management felt reduced the risk that GSM telecommunications licenses and frequency allocations would not be re-issued. Please see Note 3 to our consolidated financial statements included elsewhere in this document for more information on our change in the useful life of the licenses.

Intangible assets constituted 23.8% of our total assets and 54.8% of our shareholders' equity as of December 31, 2005. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. Due to a change in the tax code effective January 1, 2005, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. In the future, we expect that an increasing portion of our subscriber base will use federal numbers. Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our capital investments for 2005 were approximately US$1,635.3 million for the purchase of property and approximately US$307.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our capital investments for 2004 were approximately US$1,241.9 million of capital expenditures for the purchase of long-lived assets and US$431.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 71.9% during 2005 compared to 75.4% during 2004 and 92.2% during 2003.

In January 2004, we changed the estimated useful life of our GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government's announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the year ended December 31, 2004 by US$31.5 million. In November 2005, the Minster of Information Technologies and Communications indicated that the government was preparing to hold tenders for 3G licenses in 2006. We cannot currently accurately predict the effect on the estimated useful life of our GSM telecommunications equipment as a result of 3G licenses being awarded or as a result of the introduction of the 3G technology. See "—Critical Accounting Policies—Property and Equipment" below.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, including the loans from UBS (Luxembourg) S.A., capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2005, our interest expense amounted to US$147.4 million, or 4.6% of our consolidated total operating revenues, a 72.0% increase compared to US$85.7 million, or 4.1% of our consolidated total operating revenues, during 2004. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. The increase in our interest expense during 2005 compared to 2004 was primarily attributable to an increase in the overall amount of our debt during 2005 as compared to 2004. In 2006, based upon our current business plan, we expect to raise approximately US$700.0 million in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion in Russia and the CIS. We have also recently made a non-binding proposal to acquire 100.0% of Kyivstar in Ukraine for a total consideration of US$5.0 billion plus the assumption of debt.

Income tax expense. As of December 31, 2005, our operating income was subject to taxation in the Russian Federation (since the inception of our Company), Kazakhstan (since September 2004), Ukraine (since November 2005) and Tajikistan (since December 2005). The statutory tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. The statutory tax rate in Ukraine is 25.0%. The statutory tax rate in Tajikistan is 25.0%. Income tax expense includes both current and deferred tax expense. In 2005, we incurred US$221.9 million of income tax expense, a 43.2% increase compared to US$155.0 million during 2004. The increase was primarily due to the increase in our taxable income. In accordance with the final tax decisions for 2001 and 2002 issued by the Russian tax inspectorate, during the fourth quarter of 2004, we recorded US$2.4 million of additional income tax. Our effective income tax rate of 26.4% during 2005 was slightly lower than our effective income tax rate of 26.5% in 2004 due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia's federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues. Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. For more information, see "— Reclassifications."

Consolidated Statements of Income

	Year ended December 31,		
	2005	2004	2003
Operating revenues:			
Service revenues and connection fees	98.9%	98.0%	95.5%
Sales of handsets and accessories	0.9	1.8	4.2
Other revenues	0.2	0.2	0.3
Total operating revenues	100.0	100.0	100.0
Less revenue based taxes	–	–	–
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:			
Service costs	16.0	15.5	15.3
Cost of handsets and accessories sold	0.9	1.4	2.7
Selling, general and administrative expenses	33.8	34.1	35.2
Depreciation	14.0	13.3	12.2
Amortization	4.4	3.0	2.6
Impairment of long lived assets	–	0.3	–
Provision for doubtful accounts	0.4	0.4	0.7
Total operating expenses	69.5	68.1	68.7
Operating income	30.5%	31.9%	31.3%
Other income and expenses:			
Interest income	0.3	0.3	0.6
Other income	0.6	0.5	0.5
Interest expense	(4.6)	(4.1)	(5.1)
Other expenses	(0.8)	(0.9)	(0.2)
Net foreign exchange gain (loss)	0.2	0.2	(0.2)
Total other income and expenses	(4.3)	(4.2)	(4.4)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	26.2%	27.7%	26.9%
Income tax expense	6.9	7.3	8.0
Minority interest in net earnings of subsidiaries, before cumulative effect of change in accounting principle	0.1	3.8	1.8
Income before cumulative effect of change in accounting principle	19.2	16.6	17.2
Cumulative effect of change in accounting principle	–	–	–
Minority interest in cumulative effect of change in accounting principle	–	–	–
Net income	19.2%	16.6%	17.2%

In the first quarter of 2005, we determined that, beginning with the fiscal year ended December 31, 2005, our Company should no longer report the Moscow license area and the regions of Russia outside the Moscow license area as two separate segments. In accordance with the relevant provisions of the Financial Accounting Standard, or SFAS, No. 131, "Disclosures About Segments of an Enterprise and Related Information," our reportable segments, as of December 31, 2005, were: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia: (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; and (4) Tajikistan, which includes the operating results of our subsidiary, Tacom. In addition, beginning with the fiscal quarter ended March 31, 2006, Uzbekistan will be reported as a separate segment and will include the operating results of our subsidiaries, Buztel and Unitel. For more information on our reportable segments, please see Note 22 to the audited consolidated financial statements included elsewhere in this document.

In 2004, 2003, 2002 and 2001, our Company included all of the shares of our convertible preferred stock in the computation of the diluted net income per common share. In 2005, our Company began to calculate the diluted net income per common share in accordance with the "treasury stock method" which assumes that the proceeds from the exercise of the conversion right will be used by our Company to repurchase outstanding shares of our Company's common stock in order to satisfy the conversion obligation. Accordingly, shares of our convertible preferred stock have not been included in the computation of diluted net income per common share, and the diluted net income per common share has been amended for 2001 (from US$1.15 to US$1.37), 2002 (from US$2.85 to US$3.33), 2003 (from US$5.11 to US$5.67) and 2004 (from US$7.35 to US$8.49). Notwithstanding the foregoing, there can be no assurance that we will be able to purchase any or all of the shares of our common stock necessary to satisfy our conversion obligation after our preferred stock becomes convertible in 2016. Consequently, we may have to issue additional shares of our common stock which could have a dilutive effect. For more information on computation of earnings per share, please see Note 21 to the audited consolidated financial statements included elsewhere in this document.

In addition, for the years ended December 31, 2004 and 2003, certain reclassifications have been made to the published consolidated results of operations. For more information, see "—Reclassifications."

The tables below provide selected information about the results of our Russia operations for the year ended December 31, 2005 compared to the year ended December 31, 2004 and the year ended December 31, 2004 compared to the year ended December 31, 2003 and our Kazakhstan operations for the year ended December 31, 2005 compared to the year ended December 31, 2004. The information about the results of our Kazakhstan operations include only the last four months of operating results for the year ended December 31, 2004. Comparable data is not available for the Ukraine and Tajikistan reportable segments or for earlier periods for the Kazakhstan reportable segment.

Russia

	Years Ended December 31,					
	2005	2004	% change	2004	2003	% change
	(In millions of U.S. dollars, except % change)					
Total operating revenues excluding intragroup transactions	$ 3,033.0	$ 2,067.9	46.7%	$ 2,067.9	$ 1,329.7	55.5%
Depreciation and amortization	535.4	329.5	62.5%	329.5	196.8	67.4%
Operating income	972.7	672.1	44.7%	672.1	416.4	61.4%
Income before income taxes and minority interest	847.1	582.9	45.3%	582.9	358.3	62.7%
Income tax expense	226.8	154.1	47.2%	154.1	105.9	45.5%
Net income	$ 620.3	$ 428.8	44.7%	$ 428.8	$ 252.1	70.1%

Kazakhstan

	Year ended December 31, 2005	September 1, 2004 to December 31, 2004
	(In millions of U.S. dollars, except % change)	
Total operating revenues excluding intragroup transactions	$ 176.2	45.1%
Depreciation and amortization	55.1	15.7%
Operating income	9.6	2.1%
Income before income taxes and minority interest	(2.1)	2.7%
Income tax expense	(4.4)	0.9%
Net income	$ 2.3	1.8%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenues

Our total operating revenues increased by 52.0% to US$3,211.1 million during 2005 from US$2,113.0 million during 2004. Total operating revenues from our operations in Russia, excluding intragroup transactions, increased by 46.7% to US$3,033.0 million during 2005 from US$2,067.9 million during 2004. Total operating revenues from our operations in Kazakhstan, excluding intragroup transactions, increased by 290.7% to US$176.2 million during 2005 from US$45.1 million during 2004 due to first time consolidation of KaR-Tel for a full fiscal year. Total operating revenues from our operations in Russia constituted 94.5% of our total operating revenues during 2005 compared to 97.9% in 2004. We increased our operating revenues in 2005 primarily by increasing our subscriber base, by an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our subscriber base came predominantly from the regions of Russia and Kazakhstan, which increased 85.2% and 138.7%, respectively, during this period. The increase in our roaming revenues was primarily due to improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of value added services during 2005 compared to 2004. The acquisitions by our Company of URS and Tacom in late 2005 had an insignificant effect on our total operating revenues. However, in the future, we expect an increased percentage of our total operating revenues to be derived from our operations in the CIS.

Service revenues and connection fees increased by 53.3% to US$3,175.2 million during 2005 from US$2,070.7 million during 2004 primarily due to an increase in the number of our subscribers. Revenues from sales of handsets and accessories during 2005 decreased by 21.2% to US$30.5 million from US$38.7 million during 2004, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 0.9% during 2005 from 1.8% during 2004, as our service revenues increased at a faster rate than our revenues from connection fees and sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 57.0% to US$514.1 million during 2005 from US$327.4 million during 2004. Our gross margin remained stable during 2005 at 83.1%, the same as during 2004. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs and costs of handsets and accessories sold), expressed as a percentage of total operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and an increased use in lower cost federal telephone numbers by our subscribers in Russia. We pay no monthly line rental fee and incur much lower usage fees based on traffic for federal telephone numbers as compared to local seven-digit telephone numbers. As a percentage of total operating revenues, our service costs increased to 16.0% during 2005 from 15.5% during 2004.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 7.5% to US$28.3 million during 2005 from US$30.6 million during 2004. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories sold as a percentage of total operating revenues declined to 0.9% during 2005 compared to 1.4% during 2004.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 50.8% to US$1,085.8 million during 2005 from US$720.1 million during 2004. The increase in selling and marketing expenses resulted primarily from a US$117.5 million increase in aggregate subscriber acquisition costs due to increased gross sales, a US$44.3 million increase in technical support and maintenance expenses due to our continued regional roll-out and a US$26.6 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. In accordance with the New Law, beginning May 2, 2005, we began making payments to the "universal services fund." In 2005, we made total payments to the fund in the amount of approximately US$22.8 million. Approximately US$154.5 million of the increase is due to other general and administrative expenses related to our regional and CIS expansion, including US$3.2 million of general and administrative expenses of the companies we acquired in 2005. At the same time, our SAC decreased from US$13.9 per subscriber during 2004 to US$13.1 per subscriber during 2005, primarily due to a decrease in the average dealer commission per new subscriber as well as the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions of Russia and Kazakhstan, where SAC is lower than in the Moscow license area. See "—Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amount spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2005, we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2005 to 33.8% as compared to 34.1% during 2004.

Depreciation and amortization expense. Our depreciation and amortization expense was US$593.3 million in 2005, a 71.9% increase compared to the US$345.2 million reported in 2004. The overall increase in depreciation and amortization expense was due to an increase in capital expenditures in Russia and Kazakhstan and amortization of revaluated telecommunications licenses and other intangible assets due to the merger of VimpelCom-Region into VimpelCom. In addition, URS, which we acquired in November 2005, had depreciation and amortization expense of US$2.8 million in 2005.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 41.5% to US$11.6 million during 2005 from US$8.2 million during 2004 in line with the growth in our subscriber base. As a percentage of net operating revenues, provision for doubtful accounts in 2005 was the same as in 2004, at 0.4%.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 45.1% in 2005, from US$674.2 million during 2004 to US$978.0 million during 2005. In 2005, our operating income in Russia grew by 44.7% to US$972.7 million compared to US$672.1 million in 2004, which was primarily attributable to the growth of our subscriber base in Russia, particularly in the regions, and management's efforts to decrease costs. Our operating income in Kazakhstan grew by 357.1% to US$9.6 million compared to US$2.1 million in 2004 due to first time consolidation of KaR-Tel for a full fiscal year. We believe that the increase in our operating income in 2005 was primarily attributable to the growth of our subscriber base, combined with our ability to keep costs in line with our growth, which resulted in an increase in our operational revenues during 2004 and 2005. Throughout 2006 and 2007, we anticipate that our operating income will continue to increase in proportion to the increase in our operating revenues as we continue to increase our subscriber base, particularly in the regions of Russia and the CIS.

Other Income and Expenses

Interest expense. Our interest expense increased 72.0% to US$147.4 million during 2005, compared to US$85.7 million during 2004. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004 and 2005.

Foreign currency exchange gain/loss. We recorded a US$7.0 million foreign currency exchange gain during 2005 as compared to a US$3.6 million foreign currency exchange gain during 2004. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003, 2004 and 2005, we continued to enter into currency forward agreements. As of December 31, 2005, substantially all of our Euro denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €1.7 million.

Income tax expense. During 2005, we recorded a US$221.9 million income tax expense, compared to an income tax expense of US$155.0 million recorded during 2004. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2005, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.4% during 2005 was slightly lower than our effective income tax rate of 26.5% in 2004.

Net income and net income per share. In 2005, our net income was US$615.1 million, or US$12.05 per common share (US$3.01 per ADS), compared to US$350.4 million, or US$8.50 per common share (US$2.13 per ADS) during 2004. In 2005, we reported diluted net income of US$12.04 per common share (US$3.01 per ADS), compared to diluted net income of US$8.49 per common share (US$2.12 per ADS) during 2004. In 2005, before eliminating intersegment transactions, net income for Russia was US$620.3 million, compared to US$428.8 million during 2004. Net income for Kazakhstan in 2005, before eliminating intersegment transactions, amounted to US$2.3 million, compared to US$1.8 million during the last four months of 2004.

The table below provides selected information about net income of our four reportable segments for the year ended December 31, 2005 compared to the year ended December 31, 2004 (in million of U.S. dollars):

	Years Ended December 31,	
	2005	2004
Russia*	$ 620.3	$ 428.8
Kazakhstan*(1)	2.3	1.8
Ukraine*	(4.1)	-
Tajikistan	-	-
Intersegment transactions and minority interest	(3.4)	(80.2)
Total Net Income	$ 615.1	$ 350.4

* Net Income, including intersegment transactions

(1) Includes net income in Kazakhstan for only the last four months of 2004.

The increase in our total net income in 2005 was primarily attributable to the continued growth of our subscriber base in Russia and Kazakhstan.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Our total operating revenues increased by 58.9% to US$2,113.0 million during 2004 from US$1,329.7 million during 2003. Revenue growth in 2004 was primarily due to the overall increase in the number of our subscribers in the regions of Russia and Kazakhstan, where we acquired KaR-Tel in 2004, an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of value added services during 2004 as compared to 2003. The increase in total operating revenues during 2004 also reflects the acquisition in September 2004 of KaR-Tel, which constituted US$45.1 million, or 2.1%, of our total operating revenues, excluding intragroup transactions.

Service revenues and connection fees increased by 63.1% to US$2,070.7 million during 2004 from US$1,269.9 million during 2003 primarily due to an increase in the number of our subscribers. Revenues from sales of handsets and accessories during 2004 decreased by 30.6% to US$38.7 million from US$55.8 million during 2003, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 1.8% during 2004 from 4.4% during 2003, as our service revenues and connection fees increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 61.2% to US$327.4 million during 2004 from US$203.1 million during 2003. Our gross margin increased from 82.0% during 2003 to 83.1% during 2004. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of total operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to an increased use in lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of total operating revenues, our service costs increased to 15.5% during 2004 from 15.3% during 2003.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 15.9% to US$30.6 million during 2004 from US$36.4 million during 2003. Our cost of handsets and accessories sold as a percentage of total operating revenues declined to 1.4% during 2004 compared to 2.7% during 2003.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 54.0% to US$720.1 million during 2004 from US$467.7 million during 2003. The increase in selling and marketing expenses of US$89.3 million resulted primarily from an increase in aggregate subscriber acquisition costs due to increase in gross sales; a US$34.7 million increase in technical support and maintenance expenses due to an extended regional roll-out; and a US$43.9 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. Approximately US$104.5 million of the increase is due to other general and administrative expenses related to our regional expansion, including US$7.4 million of general and administrative expenses of the companies we acquired in 2004. At the same time, our SAC decreased from US$19.3 per subscriber during 2003 to US$13.9 per subscriber during 2004, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the Russian regions and Kazakhstan, where SAC is lower than in the Moscow license area. See "—Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2004 we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2004 to 34.1% as compared to 35.2% during 2003.

Depreciation and amortization expense. Our depreciation and amortization expense was US$345.2 million in 2004, a 75.4% increase compared to the US$196.8 million reported in 2003. The overall increase in depreciation and amortization expense was partly due to our January 2004 change in the estimated useful life of our GSM telecommunications equipment from 9.5 years to 7 years and partly due to an increase in capital expenditures in the regions of Russia and continued investment in the Moscow license area. In addition, KaR-Tel, which we acquired in September 2004, had depreciation and amortization expense of US$15.7 million.

We recorded an impairment charge of approximately US$7.4 million in 2004, relating to an internal review of Beeline-Samara's assets. This charge represents the excess of the carrying amount of assets over their estimated fair value.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 10.9% to US$8.2 million during 2004 from US$9.2 million during 2003. As a percentage of net operating revenues, provision for doubtful accounts decreased from 0.7% during 2003 to 0.4% during 2004. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income

Primarily as a result of the foregoing, our operating income was US$674.2 million during 2004, compared to US$416.4 million during 2003. In 2004, operating income in Russia grew by 61.4% to US$672.1 million compared to US$416.4 million in 2003, which was primarily attributable to the growth of our subscriber base and management's efforts to contain costs. Our operating income in Kazakhstan was US$2.1 million in 2004. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks required us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. When full commercial usage of our telecommunications networks in the regions began in 2003, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003 and 2004.

Other Income and Expenses

Interest expense. Our interest expense increased 25.7% to US$85.7 million during 2004, compared to US$68.2 million during 2003. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004.

Foreign currency exchange gain/loss. We recorded a US$3.6 million foreign currency exchange gain during 2004 as compared to a US$1.3 million foreign currency exchange loss during 2003. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003 and 2004, we continued to enter into currency forward agreements. As of December 31, 2004, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €3.4 million. Our foreign exchange gain during 2004 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2004, we recorded a US$155.0 million income tax expense, compared to an income tax expense of US$105.9 million recorded during 2003. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2004, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.5% during 2004 was lower than our effective income tax rate of 29.6% in 2003.

Net income and net income per share. In 2004, our net income was US$350.4 million, or US$8.50 per common share (US$2.13 per ADS), compared to a net income of US$228.8 million, or US$5.98 per common share (US$1.50 per ADS) during 2003. In 2004, we reported diluted net income of US$8.49 per common share (US$2.12 per ADS), compared to diluted net income of US$5.67 per common share (US$1.42 per ADS) during 2003. Net income for Russia in 2004 amounted to US$428.8 million, compared to US$252.1 million during 2003. Net income for Kazakhstan in 2004 amounted to US$1.8.

The table below provides selected information about net income of our two reportable segments for the year ended December 31, 2004 compared to the year ended December 31, 2003 (in million of U.S. dollars):

	Years Ended December 31, 2004	2003
Russia	$ 428.8	$ 252.1
Kazakhstan (1)	1.8	–
Total Net Income	$ 430.6	$ 252.1

(1) Includes net income in Kazakhstan for only the last four months of 2004.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years ended December 31, 2005	2004	2003
Net cash flow provided by operating activities	$ 1,298.2	$ 805.4	$ 511.9
Net cash flow (used in) provided by financing activities	359.6	854.6	(36.1)
Net cash flow used in investing activities	(1,590.9)	(1,517.3)	(594.0)
Effect of exchange rate changes on cash and cash equivalents	(9.2)	5.5	12.2
Net cash flow	$ 57.8	$ 148.2	$ (106.0)

During the years ended December 31, 2005, 2004 and 2003, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the years ended December 31, 2005, and 2004 and negative during the year ended December 31, 2003. The positive cash flow from financing activities during the year ended December 31, 2005 was primarily the result of our receipt of proceeds from a loan to our Company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$300.0 million 8.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in February 2005, as well as the receipt of proceeds from a syndicated loan in the aggregate amount of US$425.0 million. The positive cash flow from financing activities during the year ended December 31, 2004 was primarily a result of our receipt of proceeds from loans to our Company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$450.0 million 10.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in June and July 2004 and the sale of US$300.0 million 8.375% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in October 2004, which were offset in part by repayments made under our maturing debt obligations. The negative cash flow from financing activities during 2003 was primarily the result of our repayment of the current portion of our interest bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. Additionally, as of December 31, 2005, approximately US$421.4 million of our contractual obligations were scheduled to mature prior to December 31, 2006. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources.

As our subscriber base grows, we expect positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to

international and Russian capital markets and ECA backed credits for our financing needs. Our current business plan contemplates that we will need to raise approximately US$700.0 million in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing opportunities for expansion in Russia and the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected.

As of December 31, 2005, our cash and cash equivalents balance was US$363.6 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$305.9 million as of December 31, 2004. As of December 31, 2005, we had negative working capital of US$457.9 million, compared to negative working capital of US$127.9 million as of December 31, 2004. Working capital is defined as current assets less current liabilities. The decrease in our working capital as of December 31, 2005 was primarily due to the recognition of our bonds payable and Bank loans as current liabilities because of their further repayment in 2006 and increases in our accounts payable and customer advances. As of December 31, 2005, customer advances grew to US$287.0 compared to US$242.1 million as of December 31, 2004. We expect customer advances to continue to grow in line with the growth of our operations. The growth in accounts payable and accrued liabilities during 2005 was primarily due to an increase in the volume of our operations. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2005, net cash provided by operating activities was US$1,298.2 million, a 61.2% increase over US$805.4 million of net cash provided by operating activities during 2004, which, in turn was an increase from net cash provided by operating activities during 2003 of US$511.9 million. The improvement in net cash from operating activities during 2005 as compared to 2004 and 2003 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods. In 2005, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2004 and 2003.

Financing activities

The following table provides a summary of certain of our material outstanding indebtedness of our Company and our subsidiaries as of December 31, 2005. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this document. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2005, see "—2005" and "—Equipment Financing—2005" below.

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loans from UBS (Luxembourg) S.A. (funded by) the issuance of loan participation notes by UBS (Luxembourg) S.A.	10.0%	$ 450.0	June 16, 2009	None	None
VimpelCom	Syndicated loan arranged by Citibank, N.A. and Standard Bank London Limited	LIBOR plus 2.5%	$ 425.0	February 28, 2008	None	None
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.	8.375%	$ 300.0	October 22, 2011	None	None
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.	8.0%	$ 300.0	February 11, 2010	None	None
VimpelCom	Loan from Sberbank	8.5%	$ 129.8	April 14, 2009	None	Common stock of certain subsidiaries and equipment
VimpelCom Finance	Ruble denominated bonds	9.9%	$ 104.2 (3,000.0 Russian rubles)	May 16, 2006	VimpelCom	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from Svenska	LIBOR plus 0.325%	$ 54.8	May 20, 2011	EKN (Swedish Export Credits Guarantee Board)	None
VimpelCom	Loan from Sberbank	8.5%	$ 52.5	August 27, 2007	None	Equipment and promissory notes
KaR-Tel	Loan from Citibank Kazakhstan	7.0%	$ 34.4	January 17, 2006	VimpelCom	None
VimpelCom	Loan from Bayerische Hypound Vereinsbank and Nordea Bank	LIBOR plus 0.35%	$ 27.9	May 6, 2010	Euler Hermes Kreditversicherungs AG	None
KaR-Tel	Loan arranged by Citibank International Plc, N.A.	LIBOR plus 0.25%	$ 26.9	January 24, 2010 and July 24, 2010	VimpelCom for up to US$30.0 million and ECGD	None
VimpelCom	Loan from Bayerische Hypound Vereinsbank and Nordea Bank	LIBOR plus 0.35%	$ 24.0	May 18, 2010	Euler Hermes Kreditversicherungs AG	None
Vostok-Zapad Telecom	Loan from Bayerische Hypound Vereinsbank and Nordea Bank	LIBOR plus 0.35%	$ 20.1	October 18, 2010	Euler Hermes Kreditversicherungs AG and VimpelCom	None
URS	Equipment financing obligations to Marganetsky Mining and Concentration Complex	0.0%	$ 15.2 (76.6 Ukrainian hryvnia)	May 3, 2006	None	None
KaR-Tel	Base loan agreement with Bank TuranAlem	Various rates	$ 14.1 ($7.6 and €5.5)	Various dates from September 2006 through December 2009	None	Network equipment and bank accounts
KaR-Tel	Equipment financing obligations to Alcatel	EURIBOR	$ 12.7	Various dates through 2007	None	Title to a portion of equipment retained by Lender
VimpelCom	Syndicated loan arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corp. Europe Limited	LIBOR plus 1.5% (A) and 1.65% (B)	$ 0.0 (1)	November 18, 2008	None	None
KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 3.5% (B) and 3.9% (A)	$ 0.0 (2)	December 18, 2008 (B) and December 18, 2010 (A)	VimpelCom for up to $20.0 million	None
VimpelCom	Loan from Svenska	LIBOR plus 0.325%	$ 0.0 (3)	November 30, 2012	EKN (Swedish Export Credits Guarantee Board)	None

(1) The aggregate principal amount available under this facility is US$250.0 million. As of December 31, 2005, no amounts had been drawn down under the facilities. As of April 30, 2006, we had drawn down US$40.0 million under Facility A and US$80.0 million under Facility B.

(2) The aggregate principal amount available under this facility is US$100.0 million. As of December 31, 2005, no amounts had been drawn down under this facility. As of April 30, 2006, KaR-Tel had drawn down the entire US$100.0 million.

(3) The aggregate principal amount available under this facility is US$99.7 million. As of December 31, 2005 we had not drawn down any amount under this loan and as of April 30, 2006, we had drawn down this amount in full.

2001. On October 12, 2001, our subsidiary, KaR-Tel, entered into a base loan agreement with Bank TuranAlem with an aggregate credit limit of €23.3 million. The aggregate amount of the available credit may be extended as loans, bank guarantees, letters of credit and other debt obligations. The different forms of credit bear interest at varying rates ranging from 5.87% up to 8.59% per annum. A portion of the credit matures no later than September 1, 2006 and another portion of the credit matures no later than December 1, 2009. The indebtedness is secured by equipment and charges over bank accounts. As of December 31, 2005, there was approximately US$14.1 million (or approximately US$7.6 million and €5.5 million) outstanding indebtedness under this agreement.

2002. In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, on March 27, 2003, VimpelCom-Region drew down the remaining balance of the credit line. In August 2003, Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004, Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum. The interest rate may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is being repaid on a quarterly basis since November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by a pledge of a portion of our GSM equipment and a pledge of certain promissory notes issued by our Company. As of December 31, 2005, there was approximately US$52.5 million outstanding under this credit line.

Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor under this loan. As a result of an amendment entered into on November 29, 2004, some of the restrictive covenants contained in this credit line have become similar to those of our April 2004 Sberbank credit facility (see below). The covenants currently contained in this loan, among others, limit borrowings by our Company and certain of our subsidiaries and require that a specified amount of our Company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our Company's ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

2003. On May 20, 2003, we issued Russian ruble denominated bonds through Limited Liability Company "VimpelCom Finance," or VimpelCom Finance, a consolidated Russian subsidiary of our Company, in an aggregate principal amount of 3.0 billion Russian rubles, or approximately US$104.2 million at the Central Bank of Russia exchange rate on December 31, 2005. The bonds were guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006, subject to the redemption right discussed below. Interest on the bonds is payable semi-annually. The annual interest rate for the first two interest payments was 8.8%. The proceeds of the Russian ruble denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries. Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor of this guarantee.

2004. In April 2004, Sberbank provided our Company with a five-year U.S. dollar denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. As of the end of the drawdown period under the credit line, which fell on April 14, 2005, we had drawn down US$129.8 million of the credit line. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and telecommunications equipment. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our Company and certain of our subsidiaries and requires that a specified amount of our Company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our Company's ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.3% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank. All of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 103.3% of par value. As of December 31, 2005, the outstanding aggregate principal amount of bonds comprised 3.0 billion Russian rubles (approximately US$104.2 million at the exchange rate as of December 31, 2005), which are traded on the secondary market.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our Company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our Company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10.0% per annum.

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our Company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in October 2011. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum.

2005. On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8.0% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our Company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in February 2010. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.0% per annum.

On February 28, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$425.0 million. The transaction was partly underwritten by Citibank, N.A. and Standard Bank London Limited, who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% above LIBOR per annum. This syndicated loan contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company's ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our Company's ratio of OIBDA to interest expense on a consolidated basis not exceed 5.0. As of December 31, 2005, we had drawn down US$425.0 million under this facility.

On June 6, 2005, our subsidiary KaR-Tel entered into a loan agreement with Citibank Kazakhstan for up to US$35.0 million. The loan bore interest at an annual rate of 7.0%. On November 30, 2005, KaR-Tel repaid the loan in full and on the same date, Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement under which KaR-Tel took out two short-term loans (denominated in the Kazakh tenge) in the amounts of approximately US$19.8 million and US$14.6 million (at the exchange rate as of December 31, 2005). The terms and conditions of these two short-term loans were the same as the original loan agreement with Citibank Kazakhstan. These loans matured on January 17, 2006. Again on January 17, 2006, KaR-Tel repaid these loans in full and on the same date, Citibank Kazakhstan and KaR-Tel signed another addendum to the loan agreement, under which KaR-Tel took two short-term loans (denominated in the Kazakhstani tenge) in the amounts of approximately US$19.8 million and US$14.6 million (at the exchange rate as of December 31, 2005). The terms and conditions of these loans were the same as the original loan agreement with Citibank Kazakhstan and the maturity date was February 17, 2006. On February 1, 2006, KaR-Tel paid these loans in full with proceeds from the EBRD loan, which is discussed below.

On November 18, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$250.0 million. The transaction was arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited, who were also acting as bookrunners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147.0 million revolving loan (Facility A) and a US$103.0 million amortizing term loan (Facility B). The facility initially bears interest at a rate of LIBOR plus 1.5% per annum for Facility A and LIBOR plus 1.65% per annum for Facility B. The interest rate adjusts based on the Company's credit ratings. Facility A is available for drawing until October 18, 2008 and Facility B is available for drawing until May 18, 2006. This syndicated loan includes various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company's ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our Company's ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of December 31, 2005, we had not drawn down any amounts under these facilities. As of April 30, 2006, we had drawn down US$40.0 million under Facility A and US$80.0 million under Facility B.

On December 16, 2005, our subsidiary KaR-Tel entered into a US$100.0 million loan agreement with the European Bank of Reconstruction and Development, or EBRD. EBRD provided US$50.0 million from its own sources (Tranche A), with the remaining US$50.0 million provided by a group of banks (Citigroup, Bayerische Hypound Vereinsbank AG and Nordea Bank AB (publ) and Raiffeisen Zentralbank Osterreich) (Tranche B). The interest rate is LIBOR plus 3.9% for Tranche A and LIBOR plus 3.5% for Tranche B. This loan contains various restrictive covenants, which include a change of control restriction and financial covenants applicable to KaR-Tel. As of December 31, 2005, KaR-Tel had not drawn down any amount under this loan. As of April 30, 2006, KaR-Tel had drawn down the entire US$100.0 million. In connection with this loan, VimpelCom provided a parent guarantee for up to US$20.0 million.

On May 5, 2006, we announced the pricing of the private exchange offer (the "Exchange Offer") launched by UBS (Luxembourg) S.A. for up to US$250.0 million of the US$450.0 million 10% Loan Participation Notes due 2009 issued by, but without recourse to UBS (Luxembourg) S.A. for the sole purpose of funding loans aggregating US$450.0 million in principal amount to VimpelCom (the "Existing Notes") in exchange for new Loan Participation Notes due 2016 issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a new loan to VimpelCom in a principal amount equal to the aggregate prinicipal amount of the new Loan Participation Notes due 2016 to be issued in the Exchange Offer and a concurrent offer (the "Concurrent Offer") of new Loan Participation Notes due 2016 (collectively, the "New Notes"). The aggregate principal amount of New Notes to be issued pursuant to the Exchange Offer and the Concurrent Offer is expected to total up to US$600.0 million. The New Notes will bear an annual interest rate of 8.25% and will be due May 23, 2016. The purpose of the Exchange Offer is to lengthen VimpelCom's debt maturity profile and to take advantage of current market conditions as well as to create a new liquid longer dated benchmark in the public credit market. The New Notes have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Equipment Financing

The following is a summary of our material arrangements of this type.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska with a credit limit of US$69.7 million for the purpose of financing the acquisition of Ericsson telecommunications equipment and refinancing the guarantee premium paid to Swedish Export Credit Agency ("EKN"). The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. The end of the delivery period for the purchased equipment fell on October 20, 2004, and repayment commenced on November 20, 2004. The credit line is secured by a guarantee from the EKN and was secured by a guarantee from our Company for 20.0% of the outstanding indebtedness under the loan and a pledge of the equipment financed by this loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of US$6.8 million, or 9.82% of the total commitment under this loan. VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. Pursuant to the merger of VimpelCom-Region into VimpelCom, VimpelCom and Svenska entered into an amended and restated form of the credit agreement under which VimpelCom became the obligor under this loan. The interest rate, the repayment date and the guarantee from the EKN remained the same, but under the amended and restated agreement, VimpelCom's guarantee of VimpelCom-Region's debt as described above and the restriction on VimpelCom-Region's ability to pay debt to VimpelCom ceased to exist under this credit facility. This loan also contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company's ratio of net debt to OIBDA on a consolidated basis not exceed 3.0. On November 3, 2005, VimpelCom and Svenska entered into an amendment agreement, under which the

equipment pledge was released and various terms of the amended and restated loan agreement were modified to conform it to the loan agreement signed by VimpelCom and Svenska on November 3, 2005, as described below. As of December 31, 2005, US$54.8 million was outstanding under this loan.

2005. On June 30, 2005, we entered into two non-revolving credit agreements with Bayerische Hypound Vereinsbank AG and Nordea Bank AB (publ) with a total credit limit of US$59.0 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58.5 million. The credit lines both bear interest at the rate of six-month LIBOR plus 0.35%, which is payable semi-annually. Each of the tranches under the credit line are repayable in ten equal semi-annual installments over a five-year period. These loans also contain various restrictive covenants, which include a financial covenant requiring that our Company's ratio of senior debt to adjusted OIBDA on a consolidated basis not exceed 4.5. We commenced repaying this loan in November 2005. The credit lines are backed by guarantees from Euler Hermes Kreditversicherungs AG, the German export credit insurer. In addition to interest payments, we paid Euler Hermes Kreditversicherungs AG a guarantee fee in the amount of 5.153% of the total commitment under these loans. As of December 31, 2005, we had drawn down US$57.7 million under these credit agreements.

On June 30, 2005, our subsidiary Vostok-Zapad Telecom entered into a non-revolving credit agreement with Bayerische Hypound Vereinsbank AG and Nordea Bank AB (publ) with a credit limit of US$22.5 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$21.5 million. The credit line bears interest at the rate of six-month LIBOR plus 0.35%, which is payable semi-annually. The credit line is repayable in ten equal semi-annual installments over a five-year period. This loan also contains various restrictive covenants, which include a financial covenant requiring that our Company's ratio of senior debt to adjusted OIBDA on a consolidated basis not exceed 4.5. We commenced repaying this loan on November 16, 2005. The credit line is secured by guarantees from Euler Hermes Kreditversicherungs AG and VimpelCom. In addition to interest payments, we paid Euler Hermes Kreditversicherungs AG a guarantee fee in the amount of 5.153% of the total commitment under this loan. As of December 31, 2005, we had drawn down US$21.2 million under the credit agreement.

On September 6, 2005, our subsidiary KaR-Tel entered into a US$30.0 million facility agreement with Citibank International plc, arranged by Citibank, N.A., for the purpose of financing the supply and installation of equipment by Motorola Limited and financing the premium paid to the British Export Credits Guarantee Department, or ECGD. The loan bears interest at the rate of LIBOR plus 0.25% and is repayable in equal semi-annual installments through January 24, 2010 in relation to the loan for the first supply contract and July 24, 2010 in relation to the loan for the second supply contract. The loan is guaranteed by VimpelCom and by the ECGD, to whom we paid a guarantee fee in the amount of US$2.2 million. KaR-Tel is permitted to prepay after September 5, 2006, any amounts outstanding under the loan. As of December 31, 2005, we had drawn down US$26.9 million under this facility.

On November 3, 2005, we entered into a non-revolving credit agreement with Svenska Handelsbanken AB with a credit limit of US$99.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. The end of the delivery period for the purchased equipment is April 30, 2006. The latest date for repayment in full is November 30, 2012. The credit line is secured by a guarantee from the EKN. In addition to interest payments, we paid EKN a guarantee fee in the amount of 7.68% of the total commitment under this loan. VimpelCom is permitted to prepay at interest payment dates any amounts outstanding under this loan. This loan contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company's ratio of net debt to OIBDA on a consolidated basis not exceed 3.0. As of December 31, 2005, we had not drawn down any amount under this loan and as of April 30, 2006, we had drawn down this amount in full.

Investing activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2005, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$1,515.3 million (compared to US$1,086.3 and US$563.9 million during 2004 and 2003, respectively). In 2005, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$303.0 million (compared to US$431.0 million and US$42.5 million during 2004 and 2003, respectively).

Our acquisitions during 2003, 2004 and 2005 are described below.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly owned subsidiary of VimpelCom. We are currently in the process of merging StavTeleSot into VimpelCom.

In June 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a purchase price of approximately US$74.1 million. In addition, DalTelecom had short-term debt of approximately US$8.0 million at the time of acquisition. DalTelecom holds cellular licenses for a portion of the Far East super-region. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately 2.7 million people. DalTelecom's subscriber base as of December 31, 2005 was approximately 1.0 million. In 2005, we acquired the remaining 6.5% of the outstanding shares of DalTelecom in a series of transactions, resulting in DalTelecom becoming a wholly owned subsidiary of VimpelCom. We are currently in the process of merging DalTelecom into VimpelCom.

On July 13, 2004, we acquired the remaining 49.0% of common stock of Beeline-Samara that we did not own for approximately US$12.9 million, resulting in Beeline-Samara becoming a wholly owned subsidiary of VimpelCom. Beeline-Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Beeline-Samara had approximately 103,000 D-AMPS subscribers. We are currently in the process of merging Beeline-Samara into VimpelCom.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel's parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan.

In July 2005, we acquired 84.4% of the issued and outstanding shares of STM for a purchase price of US$51.2 million. At the same time, we also acquired 60.0% of Limited Liability Company Joint Venture "Sakhalin Telecom Limited," or Sakhalin Telecom, a fixed line alternative operator, for a purchase price of US$5.0 million. We subsequently sold Sakhalin Telecom in September 2005 for approximately US$5.0 million. At the time we acquired Sakhalin Telecom, it owned 5.2% of STM, which we subsequently purchased for US$3.2 million, increasing our share in STM to 89.6%. STM holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. At the time of its acquisition, STM had approximately 96,000 subscribers.

On August 22, 2005, we completed the sale of a minority interest of 50.0% minus one share in KaR-Tel's parent company, Limnotex, to Crowell for a purchase price of US$175.0 million.

On September 15, 2005 and December 26, 2005, we acquired the remaining 0.82% and 0.37% stakes in Orensot, respectively, for a total purchase price of US$0.5 million, which increased our ownership of Orensot to 100.0%.

On November 10, 2005, we acquired 100.0% of URS, a cellular operator in Ukraine, through the acquisition of 100.0% of the issued and outstanding stock of each of its shareholders—Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holding Limited. The total cash purchase price of URS was US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine's 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS is currently being challenged by Telenor.

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. At the time of its acquisition, Tacom had approximately 10,000 subscribers. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during 2005 were approximately US$1,635.3 million, the majority of which was invested in our network development. In addition, we spent an aggregate of US$307.0 million, net of cash acquired, on acquisitions during 2005. We believe that our capital expenditures during 2006 will remain consistent with the amount spent in 2005. We currently intend to invest in our network development and acquisitions. The actual amount of our capital expenditures for 2006 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

- cash currently held by our Company;
- operating cash flows;
- Export Credit Agency guaranteed financing;
- borrowings under bank financings, including credit lines currently available to us;
- syndicated loan facilities; and
- debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2005. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2005, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see "—Financing activities—2005" and "— Equipment Financing—2005" above.

		Payments due by period			
	Total	Prior to December 31, 2006	January 1, 2007 to December 31, 2009	January 1, 2010 to December 31, 2011	After January 1, 2012
	(in millions of U.S. dollars)				
Contractual obligations (1)					
Bank loans	$ 768.6	$ 278.5	$ 466.2	$ 23.9	$ –
Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.	1,050.0	–	450.0	600.0	–
Equipment financing (including accrued interest)	71.7	35.8	31.6	4.3	–
Ruble denominated bonds	104.2	104.2	–	–	–
Capital lease obligations	3.7	2.9	0.8	–	–
Total	$ 1,998.2	$ 421.4	$ 948.6	$ 628.2	$ –

(1) Note that debt payments could be accelerated upon violation of debt covenants.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia. The principal differences relate to:

- revenue recognition;
- recognition of interest expense and other operating expenses;
- valuation and depreciation of property and equipment;
- foreign currency translation;
- deferred income taxes;
- capitalization and amortization of telephone line capacity;
- valuation allowances for unrecoverable assets;
- capital leases;
- consolidation and accounting for subsidiaries; and
- provisions for bad debt.

The consolidated financial statements set forth in this document include the accounts of our Company and our consolidated subsidiaries. All inter company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our Company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Inflation
The Russian economy has been characterized by high rates of inflation. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2005, 2004 and 2003, Russia's inflation rates were 10.9%, 11.7% and 12.0% respectively. For the year ended December 31, 2005, inflation rates in Ukraine and Kazakhstan were 10.3% and 7.5%, respectively.

Foreign Currency Translation
Russia. We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. As of December 31, 2005, the U.S. dollar is the functional currency of our Company and our subsidiaries, except for Sotovaya Company, Orensot, StavTeleSot, DalTelecom, STM, KaR-Tel, URS and Tacom. The U.S. dollar is the functional currency of our Company and our subsidiaries, except for those subsidiaries mentioned above, because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred or payable or otherwise measured in U.S. dollars. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, "Foreign Currency Translation." Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

Sotovaya Company's, Orensot's, StavTeleSot's, STM's and DTI's functional currency is the Russian ruble, because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these companies are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The Russian ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the Central Bank of Russia.

On December 31, 2005, 2004 and 2003, the official Russian ruble-U.S. dollar exchange rate was 28.78 rubles per U.S. dollar, 27.75 rubles per U.S. dollar and 29.45 rubles per U.S. dollar, respectively. On December 31, 2005, 2004 and 2003, the official U.S. dollar-Euro exchange rate was US$1.19 per Euro, US$1.36 per Euro and US$1.25 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1.0% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash balance in Euros.

To the extent permitted by Russian law we keep part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakhstani tenge. Management has determined KaR-Tel's functional currency to be the Kazakhstani tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakhstani tenge is not a convertible currency outside Kazakhstan and, accordingly, any conversion of Kazakhstani tenge amounts to U.S. dollars or other foreign currency should not be construed as a representation that Kazakhstani tenge amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 and 2004 the official Kazakhstani tenge-U.S. dollar exchange rate was 133.77 and 130 tenges, respectively, per U.S. dollar.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined Ukrainian Radio Systems' functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine and, accordingly, any conversion of Ukrainian hryvnia amounts to U.S. dollars or other foreign currency should not be construed as a representation that Ukrainian hryvnia amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 the official Ukrainian hryvnia - U.S. dollar exchange rate was 5.05 per U.S. dollar.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom's functional currency to be the Tajik somoni as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan and, accordingly, any conversion of Tajik somoni amounts to U.S. dollars or other foreign currency should not be construed as a representation that Tajik somoni amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 the official Tajik somoni-U.S. dollar exchange rate was 3.1993 per U.S. dollar.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this document.

Revenue Recognition
We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value added tax charged to customers.

Our billing cycles' cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We

estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment
We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to the Company's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies. On January 1, 2004, the New Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulations setting forth the types of telecommunications activities and related terms and conditions. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and our subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. In November 2005, the Minster of Information Technologies and Communications indicated that the government was preparing to hold tenders for 3G licenses in 2006. We cannot currently accurately predict the effect on the estimated useful life of our GSM telecommunications equipment as a result of 3G licenses being awarded or as a result of the introduction of the 3G technology. Furthermore, we cannot assure you that we will be successful in our ability to acquire a 3G license, which may have a material adverse affect on our business and results of operations.

Goodwill and Intangible Assets
We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Before January 1, 2002, goodwill was amortized using the straight-line method over the estimated remaining useful life. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, no amortization was taken on these assets during 2002 and 2003. Our other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to 10 years.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets
We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts
The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers' inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets
We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2005, our deferred tax assets amounted to US$88.0 million, net of allowance of US$8.8 million. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations
We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

In April 2004, FASB issued FASB Staff Position FAS 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Financial Instruments" ("FSP FAS 129-1"). FSP FAS 129-1 provides guidance on disclosures of contingently convertible financial instruments, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the calculation of diluted earnings per share. The statement was effective immediately, and applies to all existing and newly created securities. The adoption of this statement did not have a material effect on VimpelCom's results of operations or financial condition.

In November 2004, the EITF issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The adoption of the provisions of EITF No. 03-13 is not expected to have a material effect on VimpelCom's results of operations or its financial position.

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends Statement No. 95, "Statement of Cash Flows." Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date, and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The Company plans to adopt SFAS No. 123R using the modified prospective method.

The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment." ("SAB 107"), which expressed views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 has not been accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In addition to its stock option plans, our Company also has phantom stock plan for members of our board of directors and senior management. For more detail on this plan, please see Note 23 to our consolidated financial statements included elsewhere in this document. This plan is currently accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." The accounting for this phantom stock plan will also be impacted by the adoption of FAS 123R. While the ultimate compensation cost recorded for any liability award will be measured as the cash ultimately paid to settle the award, the periodic accounting for the liability awards will change from an intrinsic value approach to a periodic fair value measurement using a lattice model. We have yet to quantify the potential impact of FAS 123R as it relates to its outstanding liability awards.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Assets Retirement Obligations." FIN No. 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 was adopted at December 31, 2005. The adoption of FIN No. 47 did not have any effect on the financial position, or results of operations, or cash flow.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

In June 2005, the FASB issued EITF 05-6 "Determining the Amortization Period for Leasehold Improvements." EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance is applied prospectively, thus it should be considered in determining the amortization period of leasehold improvements acquired (either directly or in business combinations) in periods beginning after July 1, 2005. The adoption of EITF 05-6 is not expected to have a material effect on the financial position, or results of operations or cash flow.

Related Party Transactions

We have entered into transactions with related parties and affiliates. For more information on our related party transactions, please see Note 20 to the consolidated financials statements included elsewhere in this document.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. Cost of content revenue related to value added services was reclassified from service costs to service revenues to present content revenue net of related costs. Costs of SIM cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The Russian ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert Russian rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep part of our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers' bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed the Russian ruble equivalent of US$10.0 million. In addition, we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time. In May 2003, we issued bonds denominated in Russian rubles. Our obligations under these bonds is the Russian ruble equivalent of US$104.2 million. The bonds mature in May 2006. We keep the balance between obligations and assets denominated in Russian rubles in order to minimize our exposure to fluctuations in the Russian ruble exchange rate. Accordingly, we purchase and sell Russian rubles for U.S. dollars on a spot basis and from time to time have entered into short-term forward agreements with Standard Bank, JPMorgan Bank and Deutsche Bank.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In accordance with this policy, we have entered into the forward agreements to hedge our foreign currency risks associated with our equipment financing obligations denominated in Euros.

The following table summarizes information, as of December 31, 2005, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2005 approximates total value.

	Years Ended December 31,						At Dec. 31,	At Dec. 31,
	2006	2007	2008	2009	2010	Thereafter	2005	2004
	(In millions of U.S. dollars)							
Assets:								
Cash and cash equivalents								
Russian rubles	–	–	–	–	–	–	190.9	161.1
Euro and other currencies	–	–	–	–	–	–	4.8	8.8
Liabilities:								
Euro denominated long-term debt, including current portion:								
Variable rate (six-month EURIBOR, six-month EURIBOR plus 2.9%, 3.5%)	9.3	7.8	1.5	0.8	–	–	19.4	67.6
Tenge denominated short term debt, including current portion:								
Fixed rate (7.0%)	34.4	–	–	–	–	–	34.4	–
Ruble denominated long-term debt, including current portion:								
Fixed rate (9.9%)	104.2	–	–	–	–	–	104.2	108.1
Hryvnia denominated short-term debt, including current portion	15.2	–	–	–	–	–	15.2	–
Central Bank of Russia:								
US$/Russian ruble exchange rate	–	–	–	–	–	–	28.7825	27.7487
Euro/US$ cross rate	–	–	–	–	–	–	1.1877	1.3626
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2089 per U.S. dollar	2.1	–	–	–	–	–	2.1	6.5
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2079 per U.S. dollar	2.1	–	–	–	–	–	2.1	6.5
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	0.3	–	–	–	–	–	0.3	16.6

As of December 31, 2005, approximately US$605.5 million of our outstanding indebtedness bore interest at variable rates compared to US$200.4 million as of December 31, 2004.

The interest rate under the Sberbank credit lines for our Company may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information, as of December 31, 2005, about the maturity of our debt obligations for the periods indicated below, which are potentially subject to changes in interest rates.

	Years Ended December 31,						At Dec. 31,	At Dec. 31,
	2006	2007	2008	2009	2010	Thereafter	2005	2004
	(In millions of U.S. dollars)							
Vendor financing	–	–	–	–	–	–	–	24.9
Fixed rate	–	–	–	–	–	–	–	–
Bank loans:								
VimpelCom loans from Sberbank,								
U.S. dollar denominated	29.4	88.0	48.7	16.2	–	–	182.3	196.3
Fixed rate	8.5%	8.5%	8.5%	8.5%	–	–	–	–

Our cash and cash equivalents are not subject to any material interest rate risk.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers' commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31, 2005	2004	2003	2002	2001
Total ARPU:					
Total service revenues	$ 3,175,221	$ 2,070,720	$ 1,269,927	$ 728,729	$ 383,321
Less: Connection fees	876	720	1,279	1,962	2,079
Less: Revenue from rent of fiber optic channels	1,370	1,788	1,299	1,831	2,032
Service revenue used to calculate ARPU	3,172,975	2,068,212	1,267,349	724,936	379,210
Average number of subscribers ('000)	35,393	16,986	7,749	3,305	1,208
Total average revenue per subscriber per month	$ 7.5	$ 10.1	$ 13.6	$ 18.3	$ 26.2
Russia ARPU:					
Total service revenues	$ 2,997,388	$ 2,025,638	$ 1,269,927	$ 728,729	$ 383,321
Less: Connection fees	876	720	1,279	1,962	2,079
Less: Revenue from rent of fiber optic channels	1,370	1,788	1,299	1,831	2,032
Service revenue used to calculate ARPU	2,995,142	2,023,130	1,267,349	724,936	379,210
Average number of subscribers ('000)	33,958	16,734	7,749	3,305	1,208
Russia average revenue per subscriber per month	$ 7.4	$ 10.1	$ 13.6	$ 18.3	$ 26.2
Kazakhstan ARPU:					
Total service revenues	$ 176,924	$ 45,082	$ –	$ –	$ –
Less: Connection fees	–	–	–	–	–
Service revenue used to calculate ARPU	176,924	45,082	–	–	–
Average number of subscribers ('000)	1,404	716	–	–	–
Kazakhstan average revenue per subscriber per month	$ 10.5	$ 15.7	$ –	$ –	$ –
Ukraine ARPU:					
Total service revenues	$ 1,952	$ –	$ –	$ –	$ –
Less: Connection fees	–	–	–	–	–
Service revenue used to calculate ARPU	1,952	–	–	–	–
Average number of subscribers ('000)	239	–	–	–	–
Ukraine average revenue per subscriber per month	$ 4.1	$ –	$ –	$ –	$ –

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years Ended December 31, 2005	2004	2003
Total SAC:			
Revenues from sales of handsets and accessories	$ 30,478	$ 38,711	$ 55,765
Less: Cost of handsets and accessories sold	28,294	30,583	36,447
Selling, general and administrative expenses	1,085,807	720,127	467,655
Less: General and administrative expenses	702,193	454,050	290,870
Sales and marketing expenses, including	383,614	266,077	176,785
advertising & marketing expenses	135,248	68,142	50,867
dealers' commission expense	248,366	197,935	125,918
Customer acquisition costs	383,614	266,077	176,785
New gross subscribers ('000)	29,246	19,204	9,144
Total Subscriber Acquisition Cost	$ 13.1	$ 13.9	$ 19.3
Russia SAC:			
Revenues from sales of handsets and accessories	$ 30,478	$ 38,711	$ 55,765
Less: Cost of handsets and accessories sold	28,234	30,583	36,447
Selling, general and administrative expenses	1,032,040	707,739	467,655
Less: General and administrative expenses	668,285	447,078	290,870
Sales and marketing expenses, including	363,755	260,661	176,785
advertising & marketing expenses	127,292	67,189	50,867
dealers' commission expense	236,463	193,472	125,918
Customer acquisition costs	363,755	260,661	176,785
New gross subscribers ('000)	27,591	18,945	9,144
Russia Subscriber Acquisition Cost	$ 13.2	$ 13.8	$ 19.3
Kazakhstan SAC:			
Revenues from sales of handsets and accessories	$ –	$ –	$ –
Less: Cost of handsets and accessories sold	–	–	–
Handsets and accessories subsidies	–	–	–
Selling, general and administrative expenses	51,322	12,388	–
Less: General and administrative expenses	31,822	6,972	–
Sales and marketing expenses, including	19,500	5,416	–
advertising & marketing expenses	7,626	953	–
dealers' commission expense	11,874	4,463	–
Customer acquisition costs	19,500	5,416	–
New gross subscribers ('000)	1,616	259	–
Kazakhstan Subscriber Acquisition Cost	$ 12.1	$ 20.9	$ –
Ukraine SAC:			
Revenues from sales of handsets and accessories	$ –	$ –	$ –
Less: Cost of handsets and accessories sold	–	–	–
Selling, general and administrative expenses	2,445	–	–
Less: General and administrative expenses	2,086	–	–
Sales and marketing expenses, including	359	–	–
advertising & marketing expenses	330	–	–
dealers' commission expense	29	–	–
Customer acquisition costs	359	–	–
New gross subscribers ('000)	39	–	–
Ukraine Subscriber Acquisition Cost	$ 9.2	$ –	$ –

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company "Vimpel-Communications"

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders' equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of VimpelCom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of VimpelCom's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of VimpelCom's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company "Vimpel-Communications" at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

April 12, 2006

Ernst + Young LLC

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
	(In thousands of US dollars, except share amounts)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 6)*	$ 363,646	$ 305,857
Trade accounts receivable, net of allowance for doubtful accounts of US$16,467 in 2005 and US$12,884 in 2004 *(Note 19)*	144,197	119,566
Inventory	60,864	37,855
Deferred income taxes *(Note 18)*	85,968	64,706
Input value added tax *(Note 2)*	229,415	196,123
Other current assets *(Note 7)*	77,335	73,315
Total current assets	961,425	797,422
Property and equipment, net *(Note 9)*	3,211,112	2,314,405
Telecommunications licenses and allocations of frequencies, net of accumulated amortization of US$175,213 in 2005 and US$83,071 in 2004 *(Note 11)*	826,948	757,506
Goodwill *(Note 11)*	477,495	368,204
Other intangible assets, net *(Note 11)*	196,356	212,595
Software *(Note 12)*	538,703	224,998
Due from related parties *(Note 20)*	81	534
Deferred income taxes *(Note 18)*	2,070	1,714
Other assets *(Note 12)*	92,846	102,863
Total assets	$ 6,307,036	$ 4,780,241
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 544,961	$ 345,187
Due to related parties *(Note 20)*	709	7,290
Due to employees	27,654	19,241
Accrued liabilities	31,445	21,429
Taxes payable	73,668	50,791
Deferred revenue	1,301	1,893
Deferred income taxes *(Note 18)*	644	11,785
Customer advances	286,970	242,064
Customer deposits	30,533	36,106
Capital lease obligations	2,913	2,851
Rouble denominated bonds payable *(Note 14)*	104,230	-
Bank loans, current portion *(Note 13)*	278,537	115,111
Equipment financing obligations, current portion *(Note 15)*	35,787	71,577
Total current liabilities	1,419,352	925,325
Deferred income taxes *(Note 18)*	371,008	296,967
Rouble denominated bonds payable *(Note 14)*	-	108,113
Bank loans, less current portion *(Note 13)*	1,540,043	1,240,199
Capital lease obligations, less current portion	751	5,004
Equipment financing obligations, less current portion *(Note 15)*	35,905	38,283
Accrued liabilities	10,802	6,837
Contingencies and Uncertainties *(Note 24)*	-	-
Minority interest	188,626	2,380
Shareholders' equity *(Note 16)*:		
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	-	-
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2004: 51,281,022); 51,027,320 shares outstanding (December 31, 2004: 51,129,780)	92	92
Additional paid-in capital	1,370,654	1,365,978
Retained earnings	1,384,224	769,093
Accumulated other comprehensive income *(Note 2)*	6,536	25,212
Treasury stock, at cost, 253,702 shares of common stock (December 31, 2004: 151,242)	(20,957)	(3,242)
Total shareholders' equity	2,740,549	2,157,133
Total liabilities and shareholders' equity	$ 6,307,036	$ 4,780,241

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	Years ended December 31, 2005	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)		
Operating revenues:			
Service revenues	$ 3,175,221	$ 2,070,720	$ 1,269,927
Sales of handsets and accessories	30,478	38,711	55,765
Other revenues	5,419	3,571	3,961
Total operating revenues	3,211,118	2,113,002	1,329,653
Operating expenses:			
Service costs	514,124	327,403	203,093
Cost of handsets and accessories	28,294	30,585	36,447
Selling, general and administrative expenses	1,085,807	720,127	467,655
Depreciation	451,152	281,129	162,769
Amortization	142,126	64,072	34,064
Impairment of long-lived assets *(Note 10)*	-	7,354	-
Provision for doubtful accounts	11,583	8,166	9,228
Total operating expenses	2,233,086	1,438,836	913,256
Operating income	978,032	674,166	416,397
Other income and expenses:			
Interest income	8,658	5,712	8,378
Other income	18,647	7,412	6,296
Net foreign exchange gain (loss)	7,041	3,563	(1,279)
Interest expense	(147,448)	(85,663)	(68,246)
Other expenses	(24,500)	(19,565)	(3,251)
Total other income and expenses	(137,602)	(88,541)	(58,102)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	840,430	585,625	358,295
Income tax expense *(Note 18)*	221,901	155,000	105,879
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	3,398	80,229	23,280
Income before cumulative effect of change in accounting principle	615,131	350,396	229,136
Cumulative effect of change in accounting principle, net of tax (for the year ended December 31, 2003: US$120) *(Note 2)*	-	-	(379)
Minority interest in cumulative effect of change in accounting principle	-	-	52
Net income	$ 615,131	$ 350,396	$ 228,809
Basic EPS:			
Income before cumulative effect of change in accounting principle	$ 12.05	$ 8.50	$ 5.99
Net income per common share	12.05	8.50	5.98
Weighted average common shares outstanding	51,066	41,224	38,241
Income before cumulative effect of change in accounting principle per ADS equivalent	$ 3.01	$ 2.13	$ 1.50
Net income per ADS equivalent	3.01	2.13	1.50
Diluted EPS (as amended):			
Income before cumulative effect of change in accounting principle	$ 12.04	$ 8.49	$ 5.67
Net income per common share	12.04	8.49	5.67
Weighted average diluted shares (as amended) *(Note 21)*	51,085	41,272	40,344
Income before cumulative effect of change in accounting principle per ADS equivalent	$ 3.01	$ 2.12	$ 1.42
Net income per ADS equivalent	3.01	2.12	1.42

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income

Years ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	Shares	Amount					
			(In thousands of US dollars, except shares)				
Balances at December 31, 2002	40,332,201	$ 90	$ 528,914	$ 189,888	-	$ (61,641)	$ 657,251
Gain from issuance of subsidiary stock *(Note 16)*	-	-	4,947	-	-	-	4,947
Sale of treasury stock – 69,469 shares	-	-	3,350	-	-	1,379	4,729
Conversion of Senior convertible notes – 2,053,174 shares	-	-	32,617	-	-	56,832	89,449
Comprehensive income:							
Foreign currency translation adjustment *(Note 2)*	-	-	-	-	2,466	-	2,466
Net income	-	-	-	228,809	-	-	228,809
Total accumulated comprehensive income	-	-	-	228,809	2,466	-	231,275
Balances at December 31, 2003	40,332,201	90	569,828	418,697	2,466	(3,430)	987,651
Sale of treasury stock – 9,392 shares	-	-	1,355	-	-	188	1,543
Issuance of common stock to Eco Telecom and Telenor under the Merger Agreement dated October 24, 2003 *(Note 5)*	10,948,821	2	794,795	-	-	-	794,797
Comprehensive income:							
Foreign currency translation adjustment *(Note 2)*	-	-	-	-	22,746	-	22,746
Net income	-	-	-	350,396	-	-	350,396
Total accumulated comprehensive income	-	-	-	350,396	22,746	-	373,142
Balances at December 31, 2004	51,281,022	$ 92	$ 1,365,978	$ 769,093	$ 25,212	$ (3,242)	$ 2,157,133

Continued on the next page

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income (continued)

Years ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury	
	Shares	Amount	Capital	Earnings	Income	Stock	Total
			(In thousands of US dollars, except shares)				
Sale of treasury stock – 33,048 shares	–	$ –	$ 4,676	$ –	$ –	$ 659	$ 5,335
Purchase of treasury stock – 135,508 shares	–	–	–	–	–	(18,374)	(18,374)
Comprehensive income:							
Foreign currency translation adjustment *(Note 2)*	–	–	–	–	(18,676)	–	(18,676)
Net income	–	–	–	615,131	–	–	615,131
Total accumulated comprehensive income	–	–	–	615,131	(18,676)	–	596,455
Balances at December 31, 2005	**51,281,022**	**$ 92**	**$ 1,370,654**	**$ 1,384,224**	**$ 6,536**	**$ (20,957)**	**$ 2,740,549**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years ended December 31, 2005	2004	2003
		(In thousands of US dollars)	
Operating activities			
Net income	$ 615,131	$ 350,396	$ 228,809
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	451,152	281,129	162,769
Amortization	142,126	64,072	34,064
Impairment of long-lived assets	–	7,354	–
Mark-to-market adjustments for short-term investments	–	–	–
Provision for deferred taxes	4,582	286	(14,330)
(Gain) loss on foreign currency translation	(7,041)	(3,563)	1,279
Provision for doubtful accounts	11,583	8,166	9,228
Minority interest in earnings (losses) of subsidiaries	3,398	80,229	23,280
Other adjustments	3,370	–	–
Cumulative effect of change in accounting principle	–	–	379
Changes in operating assets and liabilities:			
Trade accounts receivable	(32,734)	(19,507)	(41,781)
Inventory	(22,010)	(18,646)	(2,069)
Input value added tax	3,921	(24,559)	(77,258)
Other current assets	(8,428)	(6,941)	(694)
Due from related parties	453	637	1,732
Due to related parties	(6,581)	(1,322)	3,004
Accounts payable	53,950	43,183	26,998
Customer advances and deposits	37,805	89,852	73,502
Deferred revenue	(679)	(671)	(957)
Taxes payable and accrued liabilities	48,211	(44,688)	83,922
Net cash provided by operating activities	1,298,209	805,407	511,877
Investing activities			
Purchases of property and equipment	(1,178,470)	(925,133)	(506,716)
Purchases of intangible assets	(16,453)	(18,169)	(18,654)
Proceeds from sale of property and equipment	52,578	–	12,433
Purchase of StavTeleSot stock, net of cash acquired of US$658	–	–	(42,455)
Purchase of DTI stock, net of cash acquired of US$382	–	(73,689)	–
Purchase of KaR-Tel stock, net of cash acquired of US$7,556	–	(344,414)	–
Purchase of STM, net of cash acquired US$6,835	(48,382)	–	–
Purchase of ST	(5,040)	–	–
Sale of ST	4,968	–	–
Purchase of URS, net of cash acquired $625	(235,044)	–	–
Purchase of Tacom, net of cash acquired $35	(11,065)	–	–
Purchase of minority interest in consolidated subsidiaries	(8,534)	(12,884)	–
Sale of minority in Kar-Tel	175,000	–	–
Purchases of other assets	(320,423)	(142,964)	(38,561)
Net cash used in investing activities	$ (1,590,865)	$ (1,517,253)	$ (593,953)

Continued on the next page

Consolidated Statements of Cash Flows (continued)

	Years ended December 31, 2005	2004	2003
	(In thousands of US dollars)		
Financing activities			
Proceeds from bank and other loans	$ 864.418	$ 1.064,927	$ 160,285
Repayments of bank and other loans	(374.682)	(82,637)	(86,261)
Proceeds from issuance of rouble denominated bonds	-	94,214	97,119
Repayment of rouble denominated bonds	-	(94,214)	-
Repayment of senior convertible notes	-	-	(1,300)
Capital contributions in a consolidated subsidiary by minority shareholders	-	-	58,520
Payments of fees in respect of debt issue	(19.669)	(16,133)	(4,207)
Repayment of capital lease obligations	-	(857)	(917)
Repayment of equipment financing obligations	(92.077)	(110,744)	(256,902)
Purchase of treasury stocks	(18.374)	-	-
Payments of fees in respect of capital contributions	-	-	(2,478)
Net cash provided by (used in) financing activities	359.616	854,556	(36,141)
Effect of exchange rate changes on cash and cash equivalents	(9.171)	5.536	12,171
Net increase (decrease) in cash and cash equivalents	57.789	148,246	(106,046)
Cash and cash equivalents at beginning of year	305.857	157,611	263,657
Cash and cash equivalents at end of year	$ 363.646	$ 305,857	$ 157,611
Supplemental cash flow information			
Cash paid during the period:			
Income tax	$ 198.610	$ 177,705	$ 86,409
Interest	140.809	80,490	61,934
Non-cash activities:			
Equipment acquired under financing agreements	12,628	14,216	88,689
Accounts payable for equipment and license	367,380	211,378	78,032
Operating activities financed by sale of treasury stock	5.291	1,546	4,729
Accrued debt and equity offering costs	5.195	-	-
Conversion of Senior convertible notes	-	-	91,236
Accrued capital contributions costs	-	2,082	-
Purchase of minority interest in VCR	-	794,795	-
Acquisitions:			
Fair value of assets acquired	273.147	487,781	73,290
Difference between the amount paid and the fair value of net assets acquired	112.281	174,771	(4,699)
Cash paid for the capital stock	(310,006)	(426,041)	(43,113)
Liabilities assumed	$ 75,442	$ 236,511	$ 25,478

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements December 31, 2005, 2004 and 2003

(Amounts presented are in thousands of US dollars unless otherwise indicated and except per share (ADS) amounts)

1. Description of Business

Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or "the Company") was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering ("IPO") of its common stock in the United States of America through the issuance of American Depositary Shares ("ADS"), each of which represents one-quarter of one share of VimpelCom's common stock (Note 16).

As of December 31, 2005, 44.36% of VimpelCom's outstanding common stock was owned by the holders of the ADSs; 29.91% by Telenor East Invest AS ("Telenor"); 24.50% by Eco Telecom Limited ("Eco Telecom") and 1.23% by others. As of December 31, 2005, 39.42% of VimpelCom's voting stock was owned by the holders of the ADSs; 26.58% by Telenor; 32.91% by Eco Telecom and 1.09% by others.

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name "Bee-Line" in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation. VimpelCom also has operations in the Republics of Kazakhstan, Tajikistan and in Ukraine.

As of December 31, 2005, VimpelCom operated in the Moscow license area under a license to provide Personal Communications Services ("PCS") using the GSM-900/1800 standard. This license expires in April 2008. As of December 31, 2005, VimpelCom operated under GSM 900/1800 licenses in the regions of Russia outside the Moscow license area covering the Central and Central Black Earth, Volga, North Caucasus, Northwest and Siberian regions of the Russian Federation.

Additionally, as of December 31, 2005 VimpelCom's subsidiaries, Open Joint Stock Company Orensot ("Orensot"), Closed Joint Stock Company Extel ("Extel") and Closed Joint Stock Company StavTeleSot ("StavTeleSot") held a GSM-900/1800 license for the Orenburg license area, a GSM-900 license for the Kaliningrad license area and a GSM-900/1800 license for the Stavropol license area, respectively. As of December 31, 2005, StavTeleSot's subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM ("Kabardino-Balkarski GSM") and Closed Joint Stock Company Karachaevo-CherkessTeleSot ("Karachaevo-CherkessTeleSot"), held GSM-900 licenses for the *Kabardino-Balkarskaya Republic* and *Karachaevo-Cherkesskaya Republic*, respectively. The GSM license held by Closed Joint Stock Company Vostok-Zapad Telecom ("Vostok-Zapad Telecom") provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region. As of December 31, 2005, VimpelCom's subsidiaries Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara") held a GSM-1800 license for the Samara license area and, Open Joint Stock Company DalTelecom International ("DTI") *and Closed Joint Stock Company SakhalinTelecomMobile ("STM") held GSM-900/1800* licenses in certain parts of the Far East region (Note 24).

As of December 31, 2005, Limited Liability Partnership KaR-Tel ("KaR-Tel"), an indirect subsidiary of VimpelCom, held a GSM-900 license for the Republic of Kazakhstan. Closed Joint Stock Company Ukrainian Radio Systems ("URS"), an indirect subsidiary of VimpelCom, holds a GSM-900/1800 for the Ukraine. VimpelCom owns indirectly a 60% interest in Limited Liability Company "Tacom", which holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses in Tajikistan.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America ("US GAAP"). VimpelCom's foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly excercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company excercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Foreign Currency Translation

The functional currency of VimpelCom and its subsidiaries, except for Closed Joint Stock Company "Cellular Company" ("Cellular Company"), Orensot, StavTeleSot, DTI, STM, KaR-Tel, URS and Tacom, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Cellular Company's, Orensot's, StavTeleSot's, STM's and DTI's functional currency is the Russian rouble, KaR-Tel's functional currency is the Kazakhstani tenge, URS's functional currency is the Ukrainian hryvnia and Tacom's functional currency is the Tajikistani somoni because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles, Kazakstani tenge, Ukrainian hryvnia and Tajikistani somoni, respectively. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

The Kazakhstani tenge, Ukrainian hryvnia, and Tajikistani somoni are not fully convertible currencies outside the territories of Kazakhstan, Ukraine and Tajikistan, respectively. Within the Republic of Kazakhstan, transactions denominated in foreign currencies are recorded using the market exchange rates quoted by the Kazakhstani Stock Exchange ("KASE"). Official exchange rates for Ukrainian hryvnia are determined daily by the National Bank of Ukraine ("NBU"). Within the Republic of Tajikistan, official exchange rates are determined daily by the National Bank of the Republic of Tajikistan ("NBT").

As of December 31, 2005 and 2004, the official rates of exchange were 28.78 roubles = US$1 and 27.75 roubles = US$1, respectively. As of December 31, 2005 and December 31, 2004, the official KASE's rates of exchange were 133.77 tenge = US$1 and 130.00 tenge = US$1, respectively. As of December 31, 2005 the official NBU's rate of exchange was 5.05 hryvnias = US$1. As of December 31, 2005 the official NBT's rate of exchange was 3.20 somoni = US$1. The translation of rouble-denominated, tenge-denominated, hryvnia-denominated and somoni-denominated assets and liabilities into US dollars for the purposes of these consolidated financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax ("VAT") related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to customers. VAT incurred on purchases may be offset, subject to certain restrictions (one of which is that the offset could be made only after the payment is made), against VAT related to sales, or could be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to sales within the following year, is recognized in the balance sheets on a gross basis. In the Russian Federation the VAT rate was 20% for the year ended December 31, 2003. Starting January 1, 2004, the VAT rate decreased to 18%, although this 2% decrease in the VAT rate on January 1, 2004 had no impact on the ability of VimpelCom to recover VAT receivables existing prior to that date. As of December 31, 2005, the VAT rate in Kazakhstan was 15%, and the VAT rate in Ukraine and Tajikistan was 20%.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. Buildings are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the initial expiration date of the licenses. Other intangible assets are amortised on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Bee-Line Samara may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred and recorded an impairment charge in the accompanying consolidated statement of income. (Note 10)

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services ("VAS"). Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom's network. Value added services include short messages ("SMS"), multimedia messages ("MMS"), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Infotainment services are provided to subscribers through the BeeOnline portal via SMS, MMS, wireless application protocol ("WAP"), general packet radio service ("GPRS") and other channels. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

In 2002 VimpelCom launched the Beebonus program – the "Loyalty Program". With a beebonus card subscribers accumulate bonus points by purchasing goods from participating vendors. Bonus points can only be used to pay for services and have no expiration date. The bonus points are accounted for as customer advances and recognized as revenue when the advances are used.

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. VimpelCom used prepaid cards as a method of cash collection. Sold prepaid cards are accounted as customer advances for future services. These prepaid cards have expiration dates. When a card expires, unused balances are added to service revenue. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom's direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables", VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally three years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were US$132,290, US$66,444 and US$50,019, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2005 or 2004. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise.

Rent expense under all operating leases and rental contracts in 2005, 2004 and 2003 was US$104,191, US$60,389, and US$37,556, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the state pension fund in the Russian Federation, Kazakhstan, Ukraine and Tajikistan on behalf of its employees. VimpelCom's contributions are expensed as incurred. Total contributions for the years ended December 31, 2005, 2004 and 2003 were US$22,408, US$17,146 and US$13,682, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom's credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 97% subscribed to a prepaid service as of December 31, 2005 and, accordingly, do not give rise to credit risk. VimpelCom's credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom holds available cash on the bank accounts opened with financial institutions in the countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel SEL AG, Ericsson AB and LLC Technoserve A/S "Technoserve") provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreements and obligations under accounts payable approximate their fair value.

The fair value of bank loans, equipment financing obligations, and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

	2005	2004
Rouble denominated bonds	$ 106,526	$ 108,384
Sberbank loans to VimpelCom	183,946	198,387
J.P. Morgan AG	–	256,085
Technoserve – VimpelCom	2,639	11,479
General DataCom	39	2,302
UBS (Luxemburg) S. A.	1,132,036	772,162
Kazkommertzbank	–	35,479
ATF Bank	$ –	$ 10,638

The fair value of equipment financing contracts not included in the table above approximates carrying value.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity.

The following table shows each item of comprehensive income for the years ended December 31:

	2005	2004	2003
Net income	$ 615,131	$ 350,396	$ 228,809
Foreign currency translation adjustment	(18,676)	22,746	2,466
Total comprehensive income	$ 596,455	$ 373,142	$ 231,275

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and to make disclosures in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123". Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 23) VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Years ended December 31, 2005	2004	2003
Net income, as reported	$ 615,131	$ 350,396	$ 228,809
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	6,037	5,682	5,381
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	(1,147)	(1,303)	(1,230)
Pro forma net income	$ 620,021	$ 354,775	$ 232,960
Earnings per share:			
Basic - as reported	$ 12.05	$ 8.50	$ 5.98
Basic - pro forma	$ 12.14	$ 8.61	$ 6.09
Diluted - as reported	$ 12.04	$ 8.49	$ 5.67
Diluted - pro forma	$ 12.14	$ 8.60	$ 5.77

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. If the derivative instrument either initially fails or later ceases to qualify as a fair value hedge, any subsequent gains or losses are recognized in income.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom adopted SFAS No. 143 effective January 1, 2003.

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which base stations are located. In connection with the adoption of this standard, VimpelCom recorded the cumulative effect of accounting change that decreased 2003 net income by US$327, net of tax and minority interest, an initial asset retirement obligation of approximately US$2,305, and capitalized US$1,806 by increasing the carrying value of the related asset.

For the years ended December 31, 2005 and December 31, 2004, the capitalized costs were depreciated by approximately US$1,029 and US$771, respectively, and approximately US$510 and US$349 of accretion expense was recorded to increase the asset retirement obligation to its present value, respectively. The accretion expense was included in depreciation in the accompanying consolidated statement of income.

Litigation Accrual

VimpelCom is party to various certain legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 24 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, "Accounting for Contingencies" and EITF Topic D-86 "Issuance of Financial

Statements". These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's judgments.

Recent Accounting Pronouncements

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends Statement No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment." ("SAB 107"), which expresses the views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 has not been accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In addition to its stock option plans, VimpelCom also has a "phantom" stock plan for members of its Board of Directors and senior management. This plan is discussed in Note 23. This plan is currently accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The accounting for this phantom stock plan will also be impacted by the adoption of FAS 123R. While the ultimate compensation cost recorded for any liability award will be measured as the cash ultimately paid to settle the award, the periodic accounting for the liability awards will change from an intrinsic value approach to a periodic fair value measurement using a lattice model. The Company has yet to quantify the potential impact of FAS 123R as it relates to its outstanding liability awards.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on VimpelCom's results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Assets Retirement Obligations". FIN No. 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 was adopted at December 31, 2005. The adoption of FIN No. 47 did not have any effect on the financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

In June 2005, the FASB issued EITF 05-6 "Determining the Amortization Period for Leasehold Improvements". EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance is applied prospectively, thus it should be considered in determining the amortization period of leasehold improvements acquired (either directly or in business combinations) in periods beginning after July 1, 2005. The adoption of EITF 05-6 is not expected to have a material effect on the financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. The cost of content revenue relating to VAS was reclassified from service costs to service revenues and connection fees to present content revenue net of related costs. Costs of sim-cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

3. Changes in Estimates

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to one year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 (equivalent to US$0.12 per share of common stock – basic and US$0.11 per share of common stock – diluted). The change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with management's decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the fiscal year ended December 31, 2004 by approximately US$31,469 (equivalent to US$0.76 per share of common stock – basic and US$0.76 per share of common stock – diluted). This change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

On January 1, 2004, a new federal law on telecommunications (the "Law") came into effect in Russia. The Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Law was designed to create new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. In particular, before the Law was introduced, licenses did not provide for clear renewal procedure upon expiration, the telecommunications industry in Russia did not have sufficient experience with the renewal of licenses and prior legislation did not specify any bases for refusal to renew a license. The Law explains the process for renewing a license and also includes a basis for refusal to renew a license. Specifically, article 33 of the Law, "Term of Validity of the License", states that *"the term of validity of a license may be extended at the licensee's application for the same term for which it was issued, or for a different term which shall not exceed 25 years... An application for the extension of the term of validity of a license shall be filed with the licensing body not later than two months, and not earlier than six months, before the end of the term of validity of the license... An extension of the term of validity of the license may be refused if, on the date of submission of the application, there are violations of the licensing terms which have not been eliminated."* In accordance with the Law the prolongation of license terms can be refused if, as of the date of application, the violations of licensing terms were determined but not eliminated. Based on this provision VimpelCom's management believes that VimpelCom's licenses would be prolonged.

The Law, by its terms, requires numerous additional regulations to be adopted. However, as of December 31, 2004, the Russian Government had not yet adopted many of these regulations, including the required regulation setting forth the types of telecommunications activities and related terms and conditions. VimpelCom's management had been accumulating information and analysing the situation during 2004. To date, many such regulations have been adopted resulting in greater clarity in terms of implementation of the Law; however, some of the implementing regulations required in connection with the Law have not yet been adopted and some of the adopted regulations will come into effect on January 1, 2006, and some on July 1, 2006.

As a result of the implementation of the Law, effective January 1, 2005, VimpelCom changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and its subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. While under the Law, there is no limitation on the number of times a license may be renewed, VimpelCom cannot currently accurately predict related GSM cash flows in Russia beyond that date.

This change in estimate has increased net income for the year ended December 31, 2005 by US$59,725 (equivalent to US$1.17 per share of common stock – basic and US$1.17 per share of common stock – diluted) in comparison to previous amortization periods.

These above changes reflect comprehensive management analysis, involving future estimated usage of and cash flows from this telecommunications equipment. Such analysis are performed by the management of the Company on a regular basis (at least quarterly). In each of the instances discussed above, the analyses indicated that respective telecommunications licenses and equipment would not be necessary generate revenue over a period beyond the revised estimated remaining useful life. Thus, the aforementioned changes were made.

4. Acquisitions and Dispositions

StavTeleSot

In January 2003, VimpelCom-Region acquired 90% of common stock of StavTeleSot, a cellular operator in the Stavropol region, for US$38,801. The primary reason for the acquisition was obtaining the frequencies allocated to StavTeleSot under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The results of operations of StavTeleSot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired comprised US$43,500. The difference of US$4,699 between the amount paid and the fair value of net assets acquired was allocated as pro rata reduction of the acquired license, allocation of frequencies and property and equipment. On September 19, 2003, VimpelCom-Region increased its share of ownership in StavTeleSot to 100% by acquiring the remaining 10% of StavTeleSot common stock, which VimpelCom-Region did not previously own, for US$4,312. The acquisition was recorded under the purchase method of accounting. The fair value of 10% of net assets acquired approximated the cost of acquisition.

The following table presents the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of StavTeleSot at the acquisition date.

	As of January 31, 2003
Cash and cash equivalents	$ 658
Other current assets	6,260
Property and equipment, net	29,620
Telecommunications licenses and allocation of frequencies, net	
(4.2 years weighted-average remaining useful life)	26,780
Other intangible assets, net	
(4.2 years weighted-average remaining useful life)	209
Other assets	219
Current liabilities	(15,103)
Long-term liabilities	(2,625)
Deferred income taxes	(4,900)
Fair value of net assets acquired	41,118
Minority's share in net assets	(2,317)
Total investments	$ 38.801

DTI

In June 2004, VimpelCom acquired 93.52% of the common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163, was recorded as goodwill, was allocated to Russia reportable segment and is subject to annual impairment tests. The results of operations of DTI were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of June 30, 2004
Current assets	$ 3,461
Property and equipment	22,517
Licenses and allocation of frequencies	
(7.6 years weighted-average remaining useful life)	38,686
Other intangible assets	
(6.0 years weighted-average remaining useful life)	18,842
Goodwill	16,163
Other non-current assets	3,149
Total assets acquired	102,818
Current liabilities	(13,438)
Long-term liabilities	(15,309)
Total liabilities assumed	(28,747)
Total investments	$ 74,071

On February 24, 2005 and March 28, 2005, VimpelCom increased its share of ownership in DTI to 99.96% and then to 100%, respectively, by acquiring the remaining 6.45% and 0.04% of DTI common stock, which VimpelCom did not previously own, for US$7,975 and US$45, respectively. The step acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$6,110. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$1,910, was recorded as goodwill, was assigned to the Russian Federation reportable segment and is subject to annual impairment tests.

Bee-Line Samara

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,884. The step acquisition was recorded under the purchase method of accounting. The fair value of 49% of net assets acquired approximated the cost of acquisition.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding shares of Limnotex Developments Limited ("Limnotex"), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex, VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), companies registered and existing under the Laws of the Republic of Seychelles. By acquiring KaR-Tel, VimpelCom Finance B.V. also obtained control over Closed Joint Stock Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining frequencies allocated to KaR-Tel under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired comprised US$199,264. The excess of acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$152,706, was recorded as goodwill, was assigned to the Kazakhstan license area reportable segment and is subject to annual impairment tests. The consolidated results of operations of Limnotex were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of September 3, 2004
Current assets	$ 11,882
Property and equipment	66,336
Licenses and allocation of frequencies	
(9.5 years weighted-average remaining useful life)	249,235
Other intangible assets	
(9.25 years weighted-average remaining useful life)	68,701
Goodwill	152,706
Other non-current assets	1,998
Total assets acquired	550,858
Current liabilities	(82,013)
Long-term liabilities	(116,875)
Total liabilities assumed	(198,888)
Total investments	$ 351,970

The allocation of net assets acquired as presented above did not include any amounts related to the ultimate resolution of claims disclosed in Note 24, as VimpelCom did not believe that any such amounts are both probable and estimable within the context of SFAS No. 5.

Sale of Minority Interest in Limnotex

On February 21, 2005, VimpelCom Finance B.V. entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex to Crowell Investments Limited ("Crowell"), a Cypriot company beneficially owned and controlled by a beneficial owner and member of the board of directors of ATF Bank, for a sale price of US$175,000. In the second quarter of 2005, Crowell paid US$40,000 in two initial deposits and in July 2005 Crowell paid the remaining US$135,000. Ownership of 50.0% minus one share in Limnotex passed to Crowell on August 22, 2005. Net assets of Limnotex at the disposal date amounted to US$359,392, including associated goodwill of US$154,242. The minority interest share in Limnotex net assets at the date of disposal was of US$179,337. The sale of a minority interest resulted in a loss of US$3,339.

In addition, VimpelCom has entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of Limnotex at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting or a breach by Crowell of any representation, warranty or covenant contained in the shareholders agreement or the share purchase agreement, in each case at a price based upon a prescribed formula.

STM

In July 2005 Vimpelcom acquired 84.4% of STM, which holds GSM-1800 and DAMPS licenses for the territory of Sakhalin, and 60% of Limited Liability Company Joint Venture "Sakhalin Telecom Limited" ("ST"), a fixed line alternative operator. VimpelCom purchased 84.4% of the outstanding shares of STM for a total cash purchase price of approximately US$51,162 and 60% of ST for a total cash purchase price of approximately US$5,040. The cost of the acquisitions was US$864. At the date of acquisition, ST owned 5.2% of STM. In September 2005 this interest was purchased by VimpelCom for the amount of US$3,191, which increased VimpelCom's share in STM to 89.6%.

The primary reason for the acquisition was VimpelCom's entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where the Company did not have a super-region license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of STM attributed to Vimpelcom amounted to US$33,631. The excess of the acquisition cost over the fair market value of the identifiable net assets of STM amounted to US$21,586. This amount was recorded as goodwill, assigned to the Russian Federation reportable segment, and is subject to annual impairment tests. The results of operations of STM were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of July 13, 2005
Current assets	$ 7,942
Property and equipment	6,881
Licenses and allocation of frequencies	
(7.0 years weighted-average remaining useful life)	23,948
Other intangible assets	
(6.0 years weighted-average remaining useful life)	2,931
Goodwill	21,586
Other non-current assets	759
Total assets acquired	64,047
Current liabilities	(1,922)
Long-term liabilities	(6,908)
Total liabilities assumed	(8,830)
Total investments	$ 55,217

In September 2005 VimpelCom sold its 60% share in ST to a third party for US$4,968.

URS

On November 10, 2005, VimpelCom acquired 100% of URS, through the acquisition of 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, for a total cash purchase price of approximately US$231,200 (Note 20). The cost related to the acquisition was US$7,737, out of which $4,469 was paid before December 31, 2005.

The primary reason for the acquisition was VimpelCom's entry into the mobile telephony market of Ukraine, the second largest mobile market in CIS, where the Company does not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of URS amounted to US$156,938. The excess of the acquisition cost over the fair market value of the identifiable net assets of URS amounted to US$81,999. This amount was recorded as goodwill, was assigned to the Ukraine reportable segment and is subject to annual impairment tests. The results of operations of URS were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the Company's preliminary estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of November 10, 2005
Current assets	$ 21,017
Property and equipment	6,478
Licenses and allocation of frequencies	
(8.0 years weighted-average remaining useful life)	135,698
Other intangible assets	
(7.4 years weighted-average remaining useful life)	10,373
Goodwill	81,999
Other non-current assets	44,438
Total assets acquired	300,003
Current liabilities	(27,830)
Long-term liabilities	(33,236)
Total liabilities assumed	(61,066)
Total investments	**$ 238,937**

Tacom

On December 29, 2005, VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, completed the acquisition of 60% of Tacom for a total cash purchase price of approximately US$11,100. A deferred payment of US$900 will be payable one year from the purchase date. The cost of the acquisition was US$334.

In connection with the acquisition of its stake in Tacom, VimpelCom entered into a shareholders agreement with the remaining shareholders in Tacom that grants, among other things, options to VimpelCom to acquire up to the entire interest held by the remaining shareholders under certain circumstances, allowing VimpelCom the option to own 100% of Tacom for a price specified in a prescribed formula.

The primary reason for the acquisition was VimpelCom's entry to the mobile telephony market of Tajikistan, a developing mobile market in Middle Asia where the Company does not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Tacom attributed to Vimpelcom amounted to US$3,637. The excess of the acquisition cost over the fair market value of the identifiable net assets of Tacom amounted to US$8,697. This amount was recorded as goodwill, was assigned to the Tajikistan reportable segment and is subject to annual impairment tests. The results of operations of Tacom were *included in the accompanying consolidated statement of income from the date* of acquisition.

The following table summarizes the Company's preliminary estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of December 29, 2005
Current assets	$ 47
Property and equipment	
(9.4 years weighted-average remaining useful life)	604
Licenses and allocation of frequencies	
(10.0 years weighted-average remaining useful life)	4,011
Goodwill	8,697
Total assets acquired	13,359
Current liabilities	(59)
Long-term liabilities	(966)
Total liabilities assumed	(1,025)
Total investments	**$ 12,334**

The following unaudited pro forma combined results of operations for VimpelCom give effect to the DTI, KaR-Tel, STM, and URS business combinations as if they had occurred at the beginning of 2004. The pro forma combined results do not include Tacom as such results would not materially impact the disclosure provided. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31, 2005	2004
Pro forma total operating revenues	$ 3,228,787	$ 2,224,056
Pro forma net income	607,604	355,775
Pro forma basic net income per common share	11.90	8.63
Pro forma diluted net income per common share	$ 11.89	$ 8.62

5. Merger between VimpelCom and VimpelCom-Region

On August 28, 2003, VimpelCom's Board of Directors recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares in exchange for the 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (the "Merger"). The market value of VimpelCom's 10,948,821 new shares of common stock was calculated in accordance with the relevant provisions of SFAS 141, "Business *Combinations", and EITF 99-12, "Determination of the Measurement Date for the* Market Price of Acquirer Securities Issued in a Purchase Business Combination" and comprised US$794,797. On October 24, 2003, VimpelCom and VimpelCom-Region signed the Merger Agreement. In accordance with the Merger Agreement, VimpelCom issued an additional 10,948,821 shares to Telenor and Eco Telecom.

On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region. In order to accomplish

the Merger certain legal steps were necessary based on Russian law that were finalized in November 2004. On November 26, 2004, VimpelCom-Region merged with and into VimpelCom, when the formal registration of the transaction took place, confirming that VimpelCom-Region ceased its operations as a legal entity through the merger into *VimpelCom. As of the date of the Merger, November 26, 2004,* VimpelCom became the legal successor of VimpelCom-Region.

Before the Merger, Telenor owned 25.00% plus 13 shares and 28.98%, and Eco Telecom owned 25.00% plus two shares and 13.05% of the VimpelCom's total voting stock and total common stock, respectively. Following the Merger, Telenor owned 26.6% and 29.9%, and Eco Telecom owned 32.9% and 24.5%, of VimpelCom's total voting stock and total common stock, respectively.

The acquisition of the 44.69% stake in VimpelCom-Region by VimpelCom that VimpelCom did not previously own was valued at US$799,355 and recorded under the purchase method of accounting. The fair value of 44.69% of net assets acquired comprised US$618,159. As a result of the transaction, property and equipment have increased by US$7,194, licenses and allocation of frequencies – by US$385,819, other intangible assets – by US$76,651 and deferred tax liabilities – by US$116,047. VimpelCom's stockholders equity increased by US$794,797 for the fair market value of the common stock issued. The excess of acquisition cost over the fair market value of 44.69% of net assets acquired amounted to US$181,196 and was recorded as goodwill, was assigned to the Regions reportable segment and is subject to annual impairment test. This acquisition provides VimpelCom with a number of operational efficiency opportunities including: combining certain regional operations with similar Moscow license area operations to reduce costs, technology efficiencies and the elimination of redundant overheads and administrative costs, including various tax expenses. Recognition of the value of these opportunities contributed to a purchase price that exceeded the fair value assigned to the assets and liabilities acquired and resulted in recognition of goodwill. A minority interest liability of US$250,676 relating to VimpelCom-Region was eliminated from VimpelCom's consolidated balance sheet.

Following the Merger, and in accordance with the Federal Law "On Communications", VimpelCom promptly filed applications with the Federal Surveillance Service for Communications (the "Service"), the Russian regulatory body responsible for the issuance of telecommunications licenses, for the re-issuance of VimpelCom-Region's licenses to VimpelCom. In May 2005, VimpelCom received mobile GSM operating telecommunications licenses for the Central, Siberian, Volga, South and Northwest super-regions of Russia. Simultaneously, VimpelCom received licenses to provide data transmission, telematics and IP telephony. These licenses were previously held by VimpelCom-Region. The licenses' terms and conditions are set in accordance with the List of License Terms and Conditions for rendering telecommunications services approved by the Russian Government on February 18, 2005. The start-of-service dates and duration of the licenses are unchanged including the expiry dates, which are April 28, 2008 for the Central, Siberian, Volga, South super-regions, and September 12, 2012 for the Northwest super-region.

6. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2005	2004
Roubles	$ 190,902	$ 161,099
US dollars	167,910	136,000
EURO and other currencies	2,028	4,662
KZT	1,080	4,096
Ukrainian hryvnia	1,726	-
	$ 363,646	$ 305,857

7. Other Current Assets

Other current assets consisted of the following at December 31:

	2005	2004
Advances to suppliers	$ 57,658	$ 53,773
Forward agreements (Note 8)	76	8,819
Software with a useful life shorter than one year	14,537	6,744
Other	5,064	3,979
	$ 77,335	$ 73,315

8. Forward Agreements

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom's foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates. The net loss of US$4,081, the net gain US$3,001, and the net gain US$15,592 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2005, December 31, 2004, and December 31, 2003 respectively.

The major forward agreements were:

Forward Agreements with Citibank

On August 26, 2002, KBI entered into a forward agreement with Citibank for the purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The derivative was recorded at fair value of US$76 and US$6,996 as of December 31, 2005 and 2004, respectively, and included in other current assets in the amount of US$76 and US$6,857, respectively, and in other assets in the amount of US$0 and US$139, respectively, in the accompanying consolidated balance sheets (Notes 7). The net loss of US$3,130, and net gain US$2,666 and US$13,543 related to the change in the fair value of the derivative was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, respectively.

Forward Agreements with Standard Bank

In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1461 US$/1EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/1EURO in several installments during the period from August 2003 to September 2005 and EURO 11,700 thousand for US dollars at a rate of 1.1660 US$/1EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. In June and September 2005, these agreements were settled with a gain of US$11 and US$59, respectively.

In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/1EURO in several installments during the period from December 2003 to December 2005 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. In April 2004, this agreement was settled with a gain of US$258.

These agreements qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

The derivatives were recorded at fair value of US$0 and US$717 as of December 31, 2005 and December 31, 2004, respectively, and included in other current assets in the amount of US$0 and US$717, respectively. The net gain of US$69 and net gain of US$258, caused by the settlement of the given agreements, was included in net other gain in the accompanying consolidated statement of income for the years ended December 31, 2005 and 2004, respectively. Net loss of US$884 and net gain of US$1,507 related to the change in the fair value of the derivatives were included in net foreign exchange gain in the accompanying consolidated statement of income for the years ended December 31, 2004 and December 31, 2003, respectively.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2079 US$/1EURO in four installments during the period from November 24, 2004 to May 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The derivative was recorded at fair value of US$17 of loss as of December 31, 2005, and included in short-term accrued liabilities in the amount of US$17 in the accompanying consolidated balance sheet. The net loss of US$233 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2005.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four installments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$29 of loss as of December 31, 2005, and included in short-term accrued liabilities in the amount of US$29 in the accompanying consolidated balance sheet. The net gain of US$991 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2005.

9. Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2005	2004
Telecommunications equipment held under capital lease agreements	$ 16,966	$ 16,503
Telecommunications equipment	2,559,036	1,390,856
Buildings	94,381	61,691
Office and measuring equipment	286,183	150,328
Vehicles	15,713	10,843
Furniture	6,801	6,318
Other equipment	90,315	22,890
	3,069,395	1,659,429
Accumulated depreciation	(802,069)	(492,961)
Equipment not installed and assets under construction	943,786	1,147,937
	$ 3,211,112	$ 2,314,405

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$8,940, US$7,362 and US$3,136 in 2005, 2004 and 2003, respectively.

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$14,606 and US$14,606 at December 31, 2005 and 2004, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$0, US$7,479 and US$4,162 for the years ended December 31, 2005, 2004 and 2003, respectively, and was included in depreciation expense in the accompanying consolidated statements of income.

10. Impairment Charges

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 4). Before the acquisition, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically of its telecommunications AMPS/DAMPS network equipment in the Samara region. This impairment review was based on VimpelCom's expected usage levels of the AMPS/DAMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge in 2004 of US$7,354, related to the aforementioned impairment review and assigned it to the Russia reportable segment. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

11. Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

In 2004 VimpelCom generated goodwill in the amounts of US$152,706, US$181,196 and US$16,163 on the acquisitions of shares of KaR-Tel, VimpelCom-Region and DTI, respectively (Notes 4 and 5).

In 2005 VimpelCom generated goodwill in the amounts of US$21,586, US$1,910, US$81,999 and US$8,697 on the acquisitions of shares of STM, DTI, URS and Tacom, respectively (Note 4).

The total gross carrying value and accumulated amortization of VimpelCom's intangible assets by major intangible asset class was as follows:

	December 31, 2005		December 31, 2004	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	$ 186,434	$ (82,926)	$ 165,498	$ (62,696)
Customer list	99,106	(24,869)	98,260	(2,668)
Other intangible assets	33,463	(14,8052)	28,238	(14,037)
	$ 319,003	$ (122,647)	$ 291,996	$ (79,401)

Amortization expense for all VimpelCom's intangible assets for each of the succeeding five years is expected to be as follows:

2006	$ 220,962
2007	211,030
2008	199,487
2009	80,938
2010	72,337
Thereafter	$ 238,550

12. Other Assets

Other assets consisted of the following at December 31:

	2005	2004
Software, at cost	$ 694,322	$ 288,468
Accumulated depreciation	(155,619)	(63,470)
	538,703	224,998
Prepayments to suppliers for long-lived assets	39,812	64,680
Investments	1,871	14,389
Unamortized debt issue costs	30,735	17,116
Other assets	20,428	6,678
	$ 631,549	$ 327,861

13. Bank Loans

Bank loans consisted of the following as of December 31:

	2005	2004
UBS (Luxembourg) S.A.	$ 1,050,000	$ 750,000
J.P. Morgan AG	-	250,000
Sberbank	182,300	196,300
Svenska Handelsbanken AB	54,764	64,721
Raiffeisenbank Austria	-	40,000
Nordea	-	14,833
Kazkommertzbank - loan to KaR-Tel	-	35,000
Bayerische Hypound Vereinsbank AG	72,004	-
Citibank/Standard Bank London	425,000	-
Citibank Kazakhstan- loan to KaR-Tel	34,394	-
Other loans	118	4,456
	1,818,580	1,355,310
Less current portion	(278,537)	(115,111)
Total long-term bank loans	$ 1,540,043	$ 1,240,199

On April 26, 2002 the offering of 10.45% Loan Participation Notes issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan matured on April 26, 2005.

In December 2002, Sberegatelny Bank of the Russian Federation ("Sberbank") provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate as at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2005, the interest rate was 8.5% per annum. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region (Note 5). As of December 31, 2005, assets pledged as collateral against the loan from Sberbank to VimpelCom included certain items of telecommunications equipment with an approximate carrying amount of US$42,510 and promissory notes issued by VimpelCom to Cellular Company with a nominal amount of 1,536,000 thousand roubles (US$53,366 at the exchange rate as of December 31, 2005). As of December 31, 2005, the outstanding amount under this credit line comprised US$52,500.

On January 15, 2003, Nordea Bank Sweden AB provided a US dollar denominated credit line of US$35,700 to VimpelCom. The loan was repaid in full on October 17, 2005. Assets pledged as collateral were released.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region (Note 5). As of December 31, 2005, VimpelCom has drawn US$69,700 under this credit line. On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB also signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB was to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement. In accordance with the Termination Agreement dated November 3, 2005, the pledge agreement was terminated. The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board "EKN" ("EKN"). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amortization of US$1,601, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. As of December 31, 2005, the outstanding amount under this credit line comprised US$54,764.

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2004 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In May, June, August and October 2004, VimpelCom, VimpelCom-Region and KBI signed a series of pledge agreements with Sberbank. As of December 31, 2005, assets pledged as collateral against this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$59,250, and VimpelCom's shares in certain of its subsidiaries: 100% of shares of "RTI Service-Svyaz", 100% of shares of Cellular Company, 98.81% of shares of Orensot, 100% of shares of StavTeleSot and 100% of shares of Extel. The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,843, US$70,969 and US$26,004, respectively, in the accompanying consolidated balance sheet as of December 31, 2005. The carrying amount of 100% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,862 and US$56,206 in the accompanying consolidated balance sheet as of December 31, 2005. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of the December 31, 2005, VimpelCom has drawn US$129,800 under this credit line.

On June 16, 2004, the offering of 10% Loan Participation Notes (the "Notes") issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. Gross issuance costs amounted to US$3,775 and were included, net of related accumulated amortization of US$963, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On July 14, 2004, the offering of 10% Loan Participation Notes (the "Further Notes") issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$200,000 loan to VimpelCom was completed. The issue price amounted to 100.5% of the Further Notes' face value. Upon the issue, the Further Notes were consolidated and formed a single series with the Notes due on June 16, 2009. The gross issuance costs comprised US$1,408 and were included, net of related accumulated amortization of US$362, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan was fully repaid on August 18, 2005.

On October 22, 2004, the offering of 8.375% Loan Participation Notes issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on October 22, 2011. VimpelCom is to pay cash interest on the loan at the rate of 8.375% per annum from October 22, 2004, payable semi-annually on October 22 and April 22 of each year. The gross issuance costs comprised US$4,031 and were included, net of related accumulated amortization of US$672, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On February 11, 2005, the offering of 8% Loan Participation Notes issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on February 11, 2010. VimpelCom is to pay cash interest on the loan at the rate of 8% per annum from February 11, 2005, payable semi-annually on February 11 and August 11 of each year. As of December 31, 2005, interest in the amount of US$9,333 was accrued. Gross issuance costs comprised US$3,700 and were included, net of related accumulated amortization of US$609, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement. The transaction was partly underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Limited (Standard Bank) who were also acting as mandated lead arrangers for the financing. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. Gross issuance costs comprised US$7,990 and were included, net of related accumulated amortization of US$1,655, in other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2005, VimpelCom has borrowed US$425,000 under this credit facility.

On June 6, 2005, KaR-Tel signed a US$35,000 loan agreement with Citibank Kazakhstan. The purpose of the loan was the refinancing the US$35,000 loan from Kazkommertzbank. The loan bears interest at an annual rate of 7%. As of December 31, 2005, KaR-Tel had borrowed US$34,394 under this loan agreement. The loan was extended until November 30, 2005. On November 30, 2005 KaR-Tel paid the loan in full and on the same date Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement under which KaR-Tel took two short-term Kazakh tenge loans amounting to US$19,767 and US$14,627 (at the exchange rate at December 31, 2005) under the same terms and conditions as the earlier loan agreement. The two short-term loans matured on January 17, 2006.

On January 17, 2006 KaR-Tel paid these loans in full and on the same date Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement, under which KaR-Tel took two short-term Kazakh tenge loans amounting to US$19,767 and US$14,627 (at the exchange rate at December 31, 2005) under the same terms and conditions. The two short-term loans matured on February 17, 2006. On February 1, 2006, KaR-Tel paid these loans in full.

On June 8, 2005, KaR-Tel fully repaid the US dollar denominated credit facility from Open Joint Stock Company Kazkommertzbank ("Kazkommertzbank"). The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 4). Assets pledged as collateral were released. VimpelCom Finance B.V.'s guarantee of KaR-Tel's payment obligations under the loan from Kazkommertzbank was terminated.

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypound Vereinsbank AG and Nordea Bank AB. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58,500. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2005, disbursements under these loan agreements have been made in the amount US$57,698. As of December 31, 2005 the debt under these loan agreements was US$51,929.

On June 30, 2005, Vostok-Zapad Telecom, a subsidiary of VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypound Vereinsbank AG and Nordea Bank AB. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loan decreased to US$21,542. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2005, disbursements under this loan agreement have been made in the amount of US$21,236. Repayment of this loan is guaranteed by VimpelCom. As of December 31, 2005 the debt under this loan agreement was US$20,075.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility is available for drawing until and including April 30, 2006. As of December 31, 2005, VimpelCom had not borrowed under this credit facility.

On November 18, 2005 VimpelCom signed a US$250,000 syndicated loan agreement. The transaction was arranged by Citibank, N.A. (Citigroup) and Sumitomo Mitsui Banking Corporation Europe Limited (SMBC), who were also acting as book-runners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan (Facility A) and a US$103 million amortizing term loan (Facility B). The facility initially bears interest at a rate of LIBOR plus 1.5% p.a. for Facility A and LIBOR plus 1.65% p.a. for Facility B. The interest rate adjusts based on the Company's credit ratings. Facility A is available for drawing for thirty five months following the signing date and Facility B is available for drawing for six months following the signing date. Gross issuance costs comprised US$2,278 and were included in other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2005, VimpelCom had not borrowed under this credit facility.

On December 9, 2005 URS signed a US$3,300 loan agreement with CB "Platina". The loan bears interest at annual rate of 9.8%. The loan will mature on July 25, 2006. The loan was drawn down in January 2006.

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the European Bank of Reconstruction and Development (the "EBRD"). The EBRD granted US$50,000 from its own sources and another US$50,000 were granted by a participation with a group of banks: Citigroup, Bayerishe Hypound Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The interest rate is LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. The entire US$100,000 was borrowed in January 2006. VimpelCom provided a parent guarantee for up to US$20,000.

14. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006, and bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of nominal value plus accrued interest. Interests were to be paid semi-annually. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%. VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance's obligations under rouble denominated bonds.

As of December 31, 2005, the outstanding aggregate principal amount of bonds comprised 3,000,000 thousand roubles (US$104,230 at exchange rate as of December 31, 2005), which are traded on the secondary market. All such amounts are classified as short-term obligations as they are repayable within 2006.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom Finance's obligations under the rouble denominated bonds. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom's guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds.

15. Equipment Financing Obligations

VimpelCom entered into agreements with different vendors for the purchase and installation of mobile telecommunications GSM network equipment. In order to finance the transactions, VimpelCom entered into deferred payment agreements. The following table provides a summary of VimpelCom's material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases. Pursuant to the mergers of VimpelCom-Region (Note 5) and KBI into VimpelCom VimpelCom became the obligor under the indebtedness of VimpelCom-Region and KBI.

			Outstanding debt as of December 31,			
Borrower	Vendor	Interest rate	2005	2004	Maturity date	Security
KBI (VimpelCom after Merger)	Alcatel	Six-mounth EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	-	$ 37,005 (**) (EURO 27,158)	Fully paid as of November 27, 2005	Network equipment of $ 62,827 (*) (EURO 46,109)
VimpelCom	Technoserve	10.0%	-	$ 1,283	Various dates through 2005	None
VimpelCom-Region (VimpelCom after Merger)	Technoserve	8.0%	$ 2,788	$ 10,363	Various dates through 2006	None
VimpelCom	LLC General DataCom	Six-month LIBOR plus 2.0%	$ 36	$ 2,205	January, 16 2006	None
KaR-Tel	Bank Turan Alem	From six-month EURIBOR plus 4.1% to six-month EURIBOR plus 5.25%	$ 14,126 (*) (US$ 7,588 and EURO 5,516)	$ 25,524 (US$ 13,278 and EURO 8,987)	Various dates through 2009	Network equipment $ 27,071 and cash $ 3,000
KaR-Tel	Almaty Merchant Bank	12%	-	US$ 10,638 (*) (EURO 7,807)	August 25, 2005	None

			Outstanding debt as of December 31,			
Borrower	Vendor	Interest rate	2005	2004	Maturity date	Security
KaR-Tel	Alcatel	Six-month EURIBOR	$ 12,686 (*) (EURO 10,704)	$ 18,300 (*) (EURO 13,455)	Various dates through 2007	Network equipment
KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%	$ 26,883	-	January 24, 2010 and July 24, 2010	None
URS	Marganetskiy GOK	0%	$ 15,172 (UAH 76,619)	-	Various dates through 2006	None
Other	Various	Various rates	$ 1	$ 4,542	Various	Various
Total			$ 71,692	$ 109,860		
Current portion			$ 35,787	$ 71,577		
Long-term Portion			$ 35,905	$ 38,283		

(*) Translated at exchange rate as of December 31, 2005

(**) Translated at exchange rate as of December 31, 2004

In 2005, 2004 and 2003, interest of US$1,241, US$3,044 and US$6,224, respectively, was accrued under all agreements between KBI and Alcatel. On November 27, 2005, all obligations of KBI to Alcatel were fully paid.

In 2005, 2004 and 2003, interest of US$0, US$182 and US$1,182, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel. VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

On September 6, 2005 KaR-Tel signed a US$30,000 Facility Agreement with Citibank Int. plc under an English Credit Guarantee Department (ECGD) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. The interest rate is 6-month LIBOR plus 0.25% p.a. The loan is repayable equal semi-annual installments beginning on a date determined by ECGD, with the final maturity date being January 24, 2010 with respect to certain tranches of the loan and July 24, 2010 with respect to the remaining tranches of the loan. VimpelCom provided a parent guarantee for up to US$30,000. As of December 31, 2005 KaR-Tel has drawn US$26,883 under this loan.

As of December 31, 2005 KaR-Tel had obligations under a US dollar credit agreement provided by Bank TuranAlem. The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 4). The given credit line can be used in the form of money or other financial tools (letters of guarantee, guarantees, letters of credit, etc.) with a credit limit of EURO 23,270. As of December 31, 2005, KaR-Tel has drawn US$7,588 and EURO 5,516, with various interest rates applicable to each loan, ranging from 5.87% up to 8.59%p.a. Repayment of the principal amount is due on September 1, 2006 and December 31, 2009, respectively. KaR-Tel's telecommunications equipment, with a net carrying amount of US$26,595 was pledged as collateral for the loans from Bank TuranAlem as at December 31, 2005. The loan agreement also states that the Company is required to maintain an obligatory cash balance of US$150 at Bank TuranAlem.

Short-term equipment financing from MGOK as of the end of 2005 comprised US$15,172 and is to be paid by May 3, 2006 in equal instalments of US$3,793 on a monthly basis. In accordance with the agreement no interest should be accrued on the amount outstanding as at the balance sheet date.

Future payments under bank loans relating to equipment financing, rouble denominated bonds, capital lease obligations and vendor credit facilities are as follows:

2006	$ 421,467
2007	319,679
2008	130,839
2009	498,297
2010	323,252
Thereafter	304,632
	$ 1,998,166

16. Shareholders' Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2005, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 rouble per share per year and to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom's liquidation, to the extent there are sufficient funds available. As of December 31, 2005, this liquidation preference amounted to approximately US$1.1 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under an agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the

shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor's share in VimpelCom's total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option and further transfer to VC ESOP N.V., a consolidated subsidiary of VimpelCom, to support grants under VimpelCom's stock option plan (Note 23).

On April 22, 2005, the Board of Directors approved Amendment No. 1 to the amended and restated stock option plan in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the plan from December 31, 2006 to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and than transferred these shares to VC ESOP N.V. VimpelCom intends to utilize the purchased shares for the issuance of stock based compensation awards under the stock option plan.

The shares held by VC ESOP N.V. (225,950 shares and 123,490 shares as of December 31, 2005 and 2004, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2005 and 2004, 27,752 shares (111,008 ADSs) of VimpelCom's common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region's common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region's preferred stock to Telenor and VimpelCom, respectively, at a price of 20 roubles per share. The closing represented the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (8,212,696 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes. The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region's common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region's preferred stock, respectively, to Eco Telecom, at a price of 20 roubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

VimpelCom's share in net assets of VimpelCom-Region increased by US$4,945 as a result of a capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital.

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom's price per ADS has risen from US$20.50 to over US$100. In order to bring the ADS price more into line with other ADSs, the Company changed the ratio from four ADSs for three common shares to four ADSs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom's underlying common shares. All ADS amounts for all years disclosed in the notes to consolidated financial statements have been adjusted to reflect this new allocation.

On November 26, 2004 VimpelCom issued 7,300,680 and 3,648,141 new shares to Eco Telecom and Telenor, respectively in exchange for 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (Note 5). VimpelCom's additional paid-in capital was increased by US$794,795 for the difference between nominal value per share and fair market value of the new common stock issued.

Each outstanding share of VimpelCom's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom's liquidation, to receive part of VimpelCom's assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2005. As of December 31, 2005, VimpelCom's retained earnings distributable under Russian legislation were US$1,606,585 at the official year-end exchange rate.

17. VC Limited

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that were used to satisfy the conversion obligations under the convertible notes. VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes.

As of December 31, 2005 and 2004, the assets of VC Limited primarily consisted of shares of VimpelCom's common stock with the cost of US$768. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2005 and 2004. Expenses of VC Limited for the years ended December 31, 2005, 2004 and 2003 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$0, US$0 and US$3,199, respectively. VC Limited had no other material revenues or expenses for each of the years 2005, 2004 and 2003.

18. Income Taxes

The Russian Federation, the Republic of Kazakhstan, Ukraine and the Republic of Tajikistan were tax jurisdictions in which VimpelCom's income was subject to taxation as of December 31, 2005.

The Russian statutory income tax rate is 24%. The Kazakh statutory income tax rate is 30%. The Ukrainian statutory income tax rate is 25%. The Tajik statutory income tax rate is 25%.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2005	2004	2003
Current income taxes	$ 217,319	$ 154,714	$ 120,209
Deferred taxes	4,582	286	(14,330)
	$ 221,901	$ 155,000	$ 105,879

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2005	2004	2003
Income tax expense computed on income before taxes at Russian statutory tax rate	$ 201,703	$ 140,550	$ 85,990
Effect of differing tax rates in different jurisdictions	(387)	88	–
Effect of non-deductible expenses	16,321	11,874	27,421
Effect of refiling prior period tax return	9,586		
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	0	–	(7,532)
Effect of tax claims	(5,322)	2,488	–
Income tax expense reported in accompanying consolidated financial statements	$ 221,901	$ 155,000	$ 105,879

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2005	2004
Deferred tax assets:		
Accrued operating and interest expenses	$ 59,655	$ 19,603
Deferred revenue	37,137	59,017
	96,792	78,620
Valuation allowance	(8,754)	(1,680)
	88,038	76,940
Deferred tax liabilities:		
Revenue accrual	–	7,701
Bad debts	–	8,401
Property and equipment	85,672	50,309
Licenses and allocation of frequencies	226,642	160,432
Other intangible assets	23,264	61,829
Other non-current assets	33,172	17,695
Accounts payable	2,902	10,822
Forward agreement	–	2,083
	371,652	319,272
Net deferred tax liabilities	283,614	242,332
Add current deferred tax assets	85,968	64,706
Add non-current deferred tax assets	2,070	1,714
Less current deferred tax liability	(644)	(11,785)
Total long-term net deferred tax liability	$ 371,008	$ 296,967

In 2005 and 2004, VimpelCom completed a series of significant acquisitions which resulted in the write-up of the non-current assets at the dates of acquisition (Note 4). These write-ups mainly contributed to the increase in the deferred tax liability on non-current assets in 2005 and 2004.

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003:

Balance as of December 31, 2002	$ 12,916
Provision for bad debts	11,074
Accounts receivable written off	(16,032)
Balance as of December 31, 2003	7,958
Provision for bad debts	9,636
Accounts receivable written off	(4,710)
Balance as of December 31, 2004	12,884
Provision for bad debts	13,668
Accounts receivable written off	(10,085)
Balance as of December 31, 2005	**$ 16,467**

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$2,085, US$1,470 and US$1,846 for the years ended December 31, 2005, 2004 and 2003, respectively.

20. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due to related parties consisted of the following as of December 31:

	2005	2004
Telenor Russia AS	$ 709	$ 2,255
Eco Telecom and Alfa-Eco M	-	4,130
Other	-	905
	$ 709	$ 7,290

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement ("Telenor Service Obligation Agreement"). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$0, US$966 and US$1,041, respectively. As of December 31, 2005 and 2004, the liability to Telenor Russia AS amounted to US$0 and US$918, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement (the "General Services Agreement"). Total expense in respect of management fees under this General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$2,625, US$3,500 and US$1,167, respectively. As of December 31, 2005 and 2004, the liability to Telenor Russia AS amounted to US$709 and US$1,337 respectively.

In February 2006, the Board approved a General Agreement with Telenor Russia AS for provision of personnel and a General Services Agreement with Telenor Russia AS which came into force as of September 1, 2005 in substitution of the General Services Agreement. Between September 1, 2005 and January 1, 2006, VimpelCom was obligated to pay approximately US$472 for provision of personnel under the General Agreement for provision of personnel and a US$167 fixed fee for the services rendered under the new General Services Agreement (exclusive of VAT 18%).

On August 28, 2003, VimpelCom and Eco Telecom and Limited Liability Company Alfa-Eco M ("Alfa-Eco M"), a part of the Alfa Group of companies in Russia, signed a Services Agreement. In accordance with the Services Agreement, Eco Telecom and Alfa-Eco M provided advising and consulting services to VimpelCom in connection with the merger between VimpelCom and VimpelCom-Region (Note 5). The total cost in respect of the Services Agreement as of December 31, 2003 amounted to US$3,500 and was included in telecommunications licenses and allocations of frequencies in the accompanying consolidated financial statements. This amount was paid in 2005. As of December 31, 2005 and 2004, the liability to Eco Telecom and Alfa-Eco M amounted to US$0, and US$4,130, respectively.

On October 1, 2003, VimpelCom and Limited Liability Company Alfa-Eco Telecom, a part of the Alfa Group of companies in Russia, signed a General Service Agreement. Total expense in respect of management fees under this General Service Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$0, US$2,333 and US$1,167, respectively.

On November 10, 2005, VimpelCom acquired 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, which together own 100% interest in URS, for a total cash purchase price of approximately US$231,200. We also assumed approximately US$22,800 in URS debt (Note 4). One of the members of Company's board of directors was on the board of directors of one of the sellers, Karino Trading Limited, at the time of the acquisition.

21. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of four to determine net income per ADS equivalent as each ADS is equivalent to one-quarter of one share of common stock (Note 16). In 2003 and 2004 the Company included the preferred shares in the computation of the diluted net income per common share which were assessed as having a dilutive effect. In 2005 the Company revised the computation of diluted net income per common share to consider the assumed repurchases of common stock using the proceeds from the conversion (i.e. in accordance with the "treasury stock method"). Accordingly the computation of diluted net income per common share has been amended for 2003 (from US$ 5.11 to US$ 5.67) and for 2004 (from US$ 7.35 to US$ 8.49).

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31, 2005	2004	2003
	(In thousands, except per share amounts)		
Numerator:			
Net income	$ 615,131	$ 350,396	$ 228,809
Denominator:			
Denominator for basic earnings per share – weighted average shares	51,066	41,224	38,241
Effect of dilutive securities:			
Senior convertible notes	–	–	2,076
Employee stock options	19	48	27
Denominator for diluted earnings per share – assumed conversions	51,085	41,272	40,344
Basic net income per common share	$ 12.05	$ 8.50	$ 5.98
Diluted net income per common share	$ 12.04	$ 8.49	$ 5.67

22. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. In past periods VimpelCom had two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). As of September 30, 2004, a new reportable segment, Kazakhstan, was identified due to the acquisition of KaR-Tel (Note 4). The Moscow license area included the city of Moscow and the Moscow region. The Regions included all other regions of the Russian Federation.

Beginning January 1, 2005, management began analyzing only two reportable segments, the Russian Federation and Kazakhstan, by combining the Moscow license area and the Regions reportable segments. One of the reasons for management's decision to concentrate on the Russian Federation segment was the merger of VimpelCom and VimpelCom-Region on November 26, 2004. The corresponding items of segment information for previous periods have been restated.

As of December 31, 2005, new reportable segments, Ukraine and Tajikistan, were identified due to the acquisition of URS and Tacom, respectively.

Management decided to organize the enterprise based on geographical areas. Management analyzes the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Year ended December 31, 2005:	Russia	Kazakhstan	Ukraine	Tajikistan	Total
Total operating revenues from external customers	$ 3,032,976	$ 176,172	$ 1,970	$ -	$ 3,211,118
Total intersegment revenues	291	752	-	-	1,043
Depreciation and amortization	535,372	55,079	2,827	-	593,278
Operating income	972,673	9,586	(4,227)	-	978,032
Interest income	11,260	5	40	-	11,305
Interest expense	140,565	9,503	-	-	150,068
Income before income taxes and minority interest	847,074	(2,126)	(4,518)	-	840,430
Income tax expense	226,753	(4,381)	(471)	-	221,901
Net income	620,321	2,255	(4,047)	-	618,529
Segment assets	5,383,139	668,443	296,643	16,467	6,364,692
Goodwill	230,851	155,948	81,999	8,697	477,495
Expenditures for long-lived assets	$ 1,498,807	$ 136,538	$ -	$ -	$ 1,635,345

Year ended December 31, 2004:	Russia	Kazakhstan	Total
Total operating revenues from external customers	$ 2,067,920	$ 45,082	$ 2,113,002
Total intersegment revenues	–	–	–
Depreciation and amortization	329,542	15,659	345,201
Operating income	672,105	2,061	674,166
Interest income	5,712	–	5,712
Interest expense	83,046	2,617	85,663
Income before income taxes and minority interest	582,912	2,713	585,625
Income tax expense	154,127	873	155,000
Net income	428,786	1,839	430,625
Segment assets	4,178,221	602,020	4,780,241
Goodwill	207,808	160,396	368,204
Expenditures for long-lived assets	$ 1,629,878	$ 42,707	$ 1,672,585

Year ended December 31, 2003:	Russia	Total
Total operating revenues from external customers	$ 1,329,653	$ 1,329,653
Total intersegment revenues	–	–
Depreciation and amortization	196,833	196,833
Operating income	416,397	416,397
Interest income	8,378	8,378
Interest expense	68,246	68,246
Income before income taxes and minority interest	358,295	358,295
Income tax expense	105,879	105,879
Net income	252,089	252,089
Segment assets	2,281,448	2,281,448
Goodwill	9,816	9,816
Expenditures for long-lived assets	$ 770,456	$ 770,456

A reconciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2005	2004	2003
Total operating revenues from external customers for reportable segments	$ 3,211,118	$ 2,113,002	$ 1,329,653
Total intersegment revenues for reportable segments	1,043	-	-
Elimination of intersegment revenues	(1,043)	-	-
Total consolidated operating revenues	**$ 3,211,118**	$ 2,113,002	$ 1,329,653

Net income (loss)

	2005	2004	2003
Total net income for reportable segments	$ 618,529	$ 430,625	$ 252,089
Minority interest in net (income) loss of subsidiaries	(3,398)	(80,229)	(23,280)
Net income	$ 615,131	$ 350,396	$ 228,809

Assets

	December 31, 2005	December 31, 2004
Total assets for reportable segments	$ 6,364,692	$ 4,794,227
Elimination of intercompany receivables	(57,656)	(13,986)
Total consolidated assets	$ 6,307,036	$ 4,780,241

Other significant items

Year ended December 31, 2005

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$ 593,278	$ -	$ 593,278
Operating income	978,032	-	978,032
Interest income	11,305	(2,620)	8,685
Interest expense	150,068	(2,620)	147,448
Income before income taxes and minority interest	840,430	-	840,430
Income tax expense	221,901	-	221,901
Expenditures for long-lived assets	$ 1,635,345	$ -	$ 1,635,345

Year ended December 31, 2004

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$ 345,201	$ –	$ 345,201
Operating income	674,166	–	674,166
Interest income	5,712	–	5,712
Interest expense	85,663	–	85,663
Income before income taxes and minority interest	585,625	–	585,625
Income tax expense	155,000	–	155,000
Expenditures for long-lived assets	$ 1,672,585	$ –	$ 1,672,585

Year ended December 31, 2003

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$ 196,833	$ –	$ 196,833
Operating income	416,397	–	416,397
Interest income	8,378	–	8,378
Interest expense	68,246	–	68,246
Income before income taxes and minority interest	358,295	–	358,295
Income tax expense	105,879	–	105,879
Expenditures for long-lived assets	$ 770,456	$ –	$ 770,456

23. Stock Based Compensation Plan

VimpelCom's 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom's common stock. On April 22, 2005, the Board of Directors approved Amendment No. 1 to the amended and restated stock option plan in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the plan from December 31, 2006 to December 31, 2015. On June 22, 2005, new options in the amount of 181,000 were granted to management personnel of VimpelCom. The following table summarizes the activity for the plan.

	Number of Options 2005	2004	2003
Options outstanding, beginning of year	86,750	98,625	148,375
Options granted	181,000	–	72,500
Options exercised	(43,483)	(11,875)	(120,750)
Options forfeited	(16,000)	–	(1,500)
Options outstanding, end of year	208,267	86,750	98,625
Options exercisable, end of year	35,767	51,750	44,625

No options expired in the years ended December 31, 2005, 2004 or 2003. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2005:

	Options granted in 2000	First options granted in 2003	Second options granted in 2003	Options granted in 2005	Total
The number of options outstanding	11,250	5,000	27,017	165,000	208,267
Exercise price of options outstanding	$ 23.60	$ 52.40	$ 46.70	$ 136.89	
The weighted-average remaining contractual life of options outstanding (years)	1.0	1.0	1.0	3.5	1.7
The number of options currently exercisable	11,250	5,000	27,017	10,000	53,267
Exercise price of options currently exercisable	$ 23.60	$ 52.40	$ 46.70	$ 136.89	

The weighted average grant-date fair value of options granted the years ended December 31, 2005, 2004 and 2003 was:

	2005 Per share	2005 Per ADS equivalent	2004 Per share	2004 Per ADS equivalent	2003 Per share	2003 Per ADS equivalent
Equals the market price on a grant date	$ –	$ -	$ –	$ –	$ 16.76	$ 4.19
Exceeds the market price on a grant date	215.44	53.86	–	–	–	–
Less than the market price on a grant date	$ -	$ –	$ –	$ –	$ 45.42	$ 11.36

The options granted vest at varying rates over one to three year periods. If certain events provided for in the 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

As of December 31, 2005, the weighted average contractual life of outstanding options was two years. VimpelCom can accelerate the expiration date. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$6,037, US$5,682 and US$5,382 in the year ended December 31, 2005, 2004 and 2003, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options (Note 2).

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions (Note 2).

	2005	2004	2003
Risk-free interest rate	1.7%	–	1.7%
Expected dividends yield	0.0%	–	0.0%
Volatility factor of expected market price of VimpelCom's common stock	94%	–	94%
Weighted-average expected life of the options (years)	3.25	–	3.25

In addition to the Stock Option Plan, members of the board of directors who are not employees participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to previous period of his/her service as a Director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2005, an aggregate of 412,500 phantom ADSs had been granted to directors under phantom stock plans, of which 250,500 are currently redeemable or will become redeemable within 60 days of the financial statement date at price ranging from US$6.83 to US$33.45.

Vimpelcom's senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by the Chief Executive Officer ("CEO") and General Director and approved by Finance committee. The board of directors determines the aggregate amount of phantom ADSs that the CEO and General Director may grant to senior managers in each calendar year. In 2004, the board of directors authorized the CEO and General Director to grant 450,000 phantom ADSs to senior managers in addition to the 450,000 phantom ADSs that were authorized to be granted in 2003. No additional phantom ADSs were authorized to be granted in 2005. No phantom ADSs have been issued to the CEO and General Director. As of December 31, 2005, an aggregate of 414,000 phantom ADSs had been granted to senior managers, of which 293,250 are currently or will become redeemable within 60 days of the financial statement date at price ranging from US$10.51 to US$38.83.

24. Contingencies and Uncertainties

The economy of each of Russia, Kazakhstan, Ukraine and Tajikistan continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of Russia, Kazakhstan, Ukraine and Tajikistan will be significantly impacted by their respective governments' continued actions with regard to supervisory, legal and economic reforms.

On January 1, 2004, a new federal law on telecommunications came into effect in Russia (the "New Law"). The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the new law will affect it. The New Law created new interconnect and federal telephone line capacity pricing regimes, that establish more transparent and unified rules for granting federal and direct numbering capacity and mobile network codes. These new rules were implemented in January 2005. The New Law also creates a universal service charge calculated as a 1.2% of revenue, which was introduced from April 2005. The amount of this charge for the period up to December 31, 2005 comprised $18,980. Almost all of the orders and regulations contemplated by the New Law have been promulgated. However, uncertainty remains regarding several aspects of the regulation of the telecommunications industry in Russia, including the wireless industry, and there may be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation systems in Russia, Kazakhstan, Tajikistan and Ukraine are evolving as their respective central governments transform their national economies itself from a command to a market oriented economies. In the Russian Federation, VimpelCom's predominant market, there were many tax laws and related regulations introduced in 2005 and previous periods which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable.

Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate.

As of December 31, 2005, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, Kazakhstan, Tajikistan and Ukraine, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom's operations and financial position will continue to be affected by Russian political developments in Russia, Kazkhastan, Tajikistan and Ukraine, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia, Kazakhstan, Tajikistan and Ukraine.

VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/DAMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM-900/1800 licenses previously held by VimpelCom-Region and currently held by Extel, StavTeleSot, Vostok-Zapad Telecom, DTI and STM, expire between August 1, 2006 and November 14, 2012. Article 39 of the New Law defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

KaR-Tel owns a GSM license to operate over the entire territory of Kazakhstan. The license expires in August 2013.

URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine's 27 administrative regions (excluding City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). URS's GSM-1800 license expires in October 2020.

Tacom owns GSM and CDMA licenses to operate in Tajikistan. These licenses expire in June 2009.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there are only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2005, VimpelCom did not purchase telephone line capacity. In prior years this capacity was primarily purchased from two suppliers: Teleross, Sovintel and Digital Telephone Networks.

VimpelCom's AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow, Tver, Ryazan and Vladimir regions) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Following VimpelCom's acquisition of URS, Ericsson, a leading telecom equipment supplier, agreed to swap URS' existing equipment. Ericsson has paid approximately US$52,600, including VAT, in cash for the existing equipment. URS has agreed to purchase US$200,000 worth of equipment and services from Ericsson to build out its network during the next three years. This agreement is part of an overall deal for the VimpelCom Group, under which it intends to purchase a total of US$500,000 of equipment and services from Ericsson. There were no transactions in respect of these contracts as of Decemer 31, 2005.

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by VimpelCom-Region

Following the merger of VimpelCom-Region into VimpelCom and in accordance with the Federal Law "On Communications", VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region's licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service stating that, although VimpelCom had complied with the relevant requirements of the Federal Law "On Communications", the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law "On Communications". The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region.

On December 28, 2004, VimpelCom re-filed its applications with the Service for the re-issuance of the licenses to VimpelCom. The licenses were re-issued in May 2005 and the related frequencies and permissions were received in the period from September to November 2005.

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by KBI

On May 31, 2005, VimpelCom's wholly-owned subsidiary KBI merged with and into VimpelCom. KBI held a GSM-900/1800 license, other licenses and related frequencies and permissions for the city of Moscow and the Moscow region. VimpelCom filed applications for the re-issuance of KBI's licenses and related frequencies and permissions to VimpelCom promptly, in accordance with the current legal and regulatory regime which requires the applications for re-issuance

to be filed within 30 days of the date of the KBI Merger. In October 2005 VimpelCom received from the Federal Agency for Supervision in Telecommunications a license covering the city of Moscow and the Moscow region. The issuance of the related frequencies and permissions is being processed but there can be no assurance that the related frequencies and permissions will be issued to VimpelCom in a timely manner or on the same terms and conditions as the permissions and frequencies previously held by KBI or at all.

Revenues related to these licenses were US$349,261 and US$301,482 in the three-month periods ended September 30, 2005 and 2004, respectively, and US$939,011 and US$823,699 in the nine-month periods ended September 30, 2005 and 2004, respectively.

Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom's consolidated financial statements.

Tax Claims

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom's 2001 tax filing. The act stated that VimpelCom owed an additional 2,525,012 thousand roubles (US$90,991 at exchange rate as of December 31, 2004) in various taxes plus 1,887,059 thousand roubles (US$68,002 at exchange rate as of December 31, 2004) in fines and penalties. On December 30, 2004, VimpelCom received the final decision of the tax review of VimpelCom's 2001 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 284,936 thousand roubles (US$10,268 at exchange rate as of December 31, 2004) in tax plus 205,026 thousand roubles (US$7,388 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$7,388, US$3,758 and US$365 of additional fines and penalties, various taxes and additional income tax, respectively, and US$6,145 of VAT payable, which could be further offset with input VAT. During 2005, in accordance with established procedure VimpelCom recorded 220,265 thousand roubles (US$7,800 at the exchange rate as of December 31, 2005) towards the amount of VAT payable in respect of 2001 tax filing. In addition, in 2005, previously recorded penalties and claims were reversed in the amount of US$1,560 at the exchange rate as of December 31, 2005.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom's 2002 tax filings. The act stated that VimpelCom owed an additional 408,534 thousand roubles (US$14,722 at exchange rate as of December 31, 2004) in tax plus 172,065 thousand roubles (US$6,201 at exchange rate as of December 31, 2004) in fines and penalties. On February 15, 2005, VimpelCom received the final decision of the tax review of VimpelCom's 2002 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 344,880 thousand roubles (US$11,983 at the exchange rate as of December 31, 2005) in tax plus 129,107 thousand roubles (US$4,486 at the exchange rate as of December 31, 2005) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$4,653, US$1,350 and US$2,023 of additional fines and penalties, various taxes and additional income tax, respectively, and US$9,055 of VAT payable, which could be further offset with input VAT. On March 30, 2005, VimpelCom filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit.

On July 6, 2005, the Moscow court invalidated the portion of the tax inspectorate's final decision that related to the tax claim in respect of the 2002 tax audit, in the amount of 603,372 thousand roubles (US$20,963 at the exchange rate as of December 31, 2005). This decision was upheld in two appellate instances. Consequently, the tax inspectorate's final decision in respect of the 2002 tax audit was nullified and the amount of US$20,963 at the exchange rate as of December 31, 2005 was invalidated.

Shareholders Claims

On December 10 and 17, 2004, individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom's Chief Executive Officer and Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased VimpelCom's securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions of the review of VimpelCom's 2001 tax filing by the Russian tax inspectorate, which VimpelCom disclosed in a December 8, 2004 press release.

On February 8, 2005, the City of Westland Police & Fire Retirement System ("Westland") filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. On April 26, 2005, the Court issued an order consolidating the two actions under the caption In re Open Joint Stock Company "Vimpel-Communications" Securities Litigation, 04 Civ. 9742 (NRB), appointing Westland as lead plaintiff and approving their selection of Lerach Coughlin Stoia Geller Rudman & Robins LLP as lead counsel. On July 11, 2005, Westland and two individual purchasers of VimpelCom securities filed an amended complaint, which supersedes the original complaints filed on December 10 and 17, 2004. The amended complaint has several significant differences from the original complaints. The original class period of March 25, 2004 to December 7, 2004 has been reduced in the amended complaint to the period from August 26, 2004 to December 8, 2004. Additionally, the amended complaint withdraws allegations made in the original complaints relating to the tax liability imposed with respect to the agency relationship between KBI and VimpelCom and the allegations regarding GAAP violations. The claims in the amended complaint are based principally on the allegations that VimpelCom failed to disclose prior to December 8, 2004 that (i) in August 2004 the Russian tax authorities began an inspection of VimpelCom's tax filings for 2001 and other years, and (ii) following the inspection, the Russian tax authorities alleged that VAT offsets were made incorrectly by VimpelCom. On August 25, 2005, VimpelCom, its Chief Executive Officer and Chief Financial Officer submitted a motion to the court to dismiss the plaintiff's claims. In March 2006, the court ruled that the plaintiffs' claims are without merit and dismissed the claims with prejudice. The court's ruling is subject to appeal by April 14, 2006.

VimpelCom has received several letters from one of its shareholders, Telenor, challenging the sufficiency of the corporate authority of the decision of the extraordinary meeting of VimpelCom's shareholders held on September 14, 2005 (the "EGM") approving the acquisition of URS (Notes 4 and 24). In one of these letters, Telenor stated that it reserves its rights to challenge the URS acquisition, apparently even after it is consummated. In January 2006, Telenor filed three lawsuits in the Moscow Arbitration Court in connection with VimpelCom's acquisition of URS.

KaR-Tel

On January 10, 2005, KaR-Tel received an "order to pay" issued by the Savings Deposit Insurance Fund (the "Fund"), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. Although VimpelCom believes that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries nor that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund.

The adverse resolution of this matter, and any other matters that may arise in connection therewith, could have a material adverse effect on VimpelCom's business, financial condition and results of operations, including an event of default under some or all of VimpelCom's outstanding indebtedness. The "order to pay" amount is not reflected as a liability in KaR-Tel's balance sheet as of the date of acquisition, and management is unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

25. Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2005 and 2004 (US dollars in thousands, except per share data):

	March 31	June 30	September 30	December 31	Year
2005					
Total operating revenues	$ 640,636	$ 769,770	$ 890,291	$ 910,421	$ 3,211,118
Operating income	186,144	257,222	297,439	237,227	978,032
Net income	109,664	158,844	194,875	151,748	615,131
Net income per common share - basic	2.14	3.11	3.82	2.97	12.05
Net income per common share - diluted	2.14	3.11	3.82	2.97	12.04
2004					
Total operating revenues	$ 413,772	$ 482,851	$ 591,472	$ 624,907	$ 2,113,002
Operating income	133,856	162,150	206,246	171,914	674,166
Net income	75,602	90,036	101,016	83,742	350,396
Net income per common share - basic	1.88	2.24	2.51	1.87	8.50
Net income per common share - diluted	1.88	2.24	2.51	1.87	8.49

26. Subsequent Events

On January 18, 2006, VimpelCom acquired 100% of Bakarie Uzbekistan Telecom LLC ("Buztel") for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. Buztel holds national GSM-900 and -1800 licenses. On February 9, 2006, VimpelCom acquired UNITEL LLC ("Unitel") for the purchase price of US$200,000 plus assumption of approximately US$7,700 in debt, based on VimpelCom's assessment at the time of closing of the acquisition. Unitel holds national GSM-900 and -1800 licenses. At the time of the acquisition, Unitel served approximately 364,000 subscribers, representing, according to the company's estimates, a 31% market share in Uzbekistan. In addition, recognizing the benefits of local expertise when entering a new country, VimpelCom intends to find an Uzbek partner to whom to sell a minority interest in the planned combined company.

Buztel was previously owned by an affiliate of Alfa Telecom Limited, also known as Altimo, a leading Moscow-based telecom investment company and member of the Alfa Group of companies, which currently indirectly holds 32.9% of the voting shares of VimpelCom. The transaction was completed on February 9, 2006.

Telenor's lawsuits

On January 26, 2006 "Telenor East Invest AS" filed two lawsuits in the Moscow City Arbitration Court.

The its first claim Telenor is asking the court to declare invalid the decision of the extraordinary general shareholders' meeting of VimpelCom ("EGSM") approving the acquisition of URS as an interested party transaction. Telenor claims that EGSM was convened in violation of law and the decision taken by EGSM violates its rights and legitimate interests. The preliminary hearing was held on 26 February 2006.

The main hearing took place on April 7, 2006. After the parties have presented their arguments to the court, the court has postponed the main hearing until May 15, 2006. The court has asked the parties to collect and present additional documents supporting their arguments.

The its second claim Telenor is asking the court to declare invalid the decision of VimpelCom's General Director relating to VimpelCom's acquisition of URS. On February 1, 2006, the Moscow City Arbitration Court rendered a decision to schedule a preliminary court hearing on March 1, 2006. On March 1, 2006 the Moscow City Arbitration Court rendered a decision to postpone the preliminary court hearing until April 5, 2006. The main hearing took place on April 5, 2006. After the parties have presented their arguments to the court, the court has postponed the main hearing until May 25, 2006, based on Telenor's statement, asking to postpone the hearing in order for Telenor to review the response to the claim filed by VimpelCom.

On January 31, 2006 "Telenor East Invest AS" filed a lawsuit in the Moscow City Arbitration Court in order to declare invalid the acquisition of URS and to unwind the acquisition. The Moscow City Arbitration Court rendered a decision to schedule a preliminary court hearing on August 1, 2006.
There can be no assurance that VimpelCom will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor East Invest AS or other third parties regarding VimpelCom's acquisition of URS or other matters will not be made. In the event a decision unfavorable to VimpelCom becomes binding, including a decision to unwind the URS acquisition, it could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom's consolidated financial statements.